This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on July 25, 2024 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

CONFIDENTIAL SUBMISSION

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sea Forrest International Ltd.

(Exact name of Registrant as specified in its memorandum and articles of association)

Not Applicable

(Translation of Registrants name into English)

Cayman Islands	8711	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8 Penjuru Lane

Singapore 609189

+65 6291 4444

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10168

800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue 3rd Floor New York, NY 10017 Telephone: (212) 588 0022	Mitchell S. Nussbaum, Esq. Angela M. Dowd, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated [●], 2024

Sea Forrest International Ltd.

[●] Class A Shares

This is an initial public offering of our Class A Ordinary Shares par value US$0.0001 per share (the “Class A Shares”). We are offering, on a firm commitment basis, [●] Class A Shares. We anticipate that the initial public offering price of the Class A Shares will be between US$[●] and US$[●] per Class A Share.

Prior to this offering, there has been no public market for our Class A Shares. We plan to list our Class A Shares on the NYSE American under the symbol “[—]”. This offering is contingent upon the listing of our Class A Shares on NYSE American. There can be no assurance that we will be successful in listing our Class A Shares on NYSE American. We will not close this offering unless our Class A Shares are approved for listing on NYSE American at the completion of this offering.

Our authorized shares consist of Class A Shares and Class B Ordinary Shares each having a nominal or par value of US$0.0001 per share (the “Class B Shares”). Each Class A share is entitled to one (1) vote and each Class B share is entitled to ten (10) votes. The Class B shares not convertible into Class A shares and the Class A Shares are not convertible into Class B Shares. The Class B Share do not have the right to any share in the dividend paid by the Company and no right to any share in any distribution of the surplus assets of the Company on its liquidation. The Class B shares are not transferrable, and no Class B share may be transferred by a shareholder to any person at any time, save where such transfer is made pursuant to any share surrender, repurchase or redemption in accordance with the Amended and Restated Memorandum of Association.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in our Class A Shares involves a high degree of risk, including the risk of losing your entire investment. See Risk Factors beginning on page 12 to read about factors you should consider before buying our Class A Shares.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see Implications of Our Being an Emerging Growth Company and Implications of Our Being a Foreign Private Issuer beginning on page 8 of this prospectus for more information.

We are a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, we conduct all our operations through our wholly owned subsidiaries in Singapore. The Class A Shares offered in this offering are shares of the holding company that is incorporated in the Cayman Islands. Investors of our Class A Shares should be aware that they do not directly hold equity interests in the Singaporean operating entities, but rather are purchasing equity solely in Sea Forrest International Ltd. which indirectly owns 100% equity interests in the Singaporean Operating Subsidiaries.

Upon completion of this offering, our issued shares will consist of [●] Class A Shares assuming that the underwriter does not exercise its over-allotment option and [●] Class A Shares assuming that the underwriters exercise their over-allotment option in full and, in either case, [●] Class B Shares.

We are, and following the completion of this offering will continue to be, a “controlled company” as defined under the NYSE American Company Guide Section 801(a) because our controlling shareholder, Mr. George Lee Sze Min, will continue to beneficially own [●] % of our outstanding Class A Shares and [●]% of our Class B Shares, representing approximately [●] % of our total voting power, assuming the underwriter does not exercise its over-allotment option or [●]% of our total voting power, if the underwriter exercises its over-allotment option in full..This concentrated control may limit or preclude your ability to influence corporate matters submitted to the shareholders for approval for the foreseeable future, including (i) mergers and consolidations, (ii) the election or removal of members of the Board of Directors, and (iii) amendments to our Amended and Restated Memorandum and Articles of Association.In addition, this may have anti-takeover effects and may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

Assuming Mr. George Lee continues to hold all of his existing Class A Shares as disclosed in the section entitled “Principal Shareholders” on page 80, he will have to maintain at least [●]% of Class B Shares to continue to control the outcome of matters submitted to shareholders for approval.

Further issuances of Class B Shares may be dilutive to holders of our Class A Shares. It could have the effect of increasing the overall voting power of Class B Shareholders relative to Class A Shareholders, diluting, and diminishing the influence and control of Class A Shareholders over our company’s affairs.

	Per Share		Total
Initial public offering price	US$	[●]	US$	[●]	(4)
Underwriting discounts and commissions(1)	US$	[●]	US$	[●]
Proceeds to the Company before expenses	US$	[●]	US$	[●]

(1) We have agreed to pay the underwriter a discount equal to 7.5% of the gross proceeds of the offering. This table does not include a non-accountable expense allowance equal to 0.5% of the gross proceeds of this offering payable to the underwriter. For a description of the other compensation to be received by the underwriter, see “Underwriting” beginning on page 99.

We have granted the underwriters a 45-day option from the date of this prospectus to purchase up to ______ additional Class A Shares from us at the initial public offering price less the underwriting discounts and commissions, solely to cover the underwriters’ option to purchase additional shares.

The underwriter expects to deliver the Class A Shares to the purchasers against payment on or about [●].

Sole Bookrunning Manager

Maxim Group LLC

The date of this prospectus is [●].

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You should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Class A Shares being registered in the registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Until ______, 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Class A Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

For investors outside of the United States neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States. See the section of this prospectus entitled “Underwriting” for additional information on these restrictions.

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industries and our markets is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. This information involves a number of assumptions, estimates and limitations. The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf. The industries in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications.

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ABOUT THIS PROSPECTUS

Neither we, nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any related free writing prospectus. Neither we, nor the underwriters take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Shares and the distribution of this prospectus outside the United States.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data.

PRESENTATION OF FINANCIAL INFORMATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our financial year ends on December 31 of each year. References in this prospectus to a financial year, such as “financial year 2022”, relate to our financial year ended December 31 of that calendar year.

Financial Information in U.S. Dollars

Our reporting currency is the U.S. Dollar. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore Dollar into U.S. dollars were made at US$1 to S$1.3193 for 2023 and US$1 to S$1.3404 for 2022 amounts in accordance with our internal exchange rate. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Singapore Dollars, as the case may be, at any particular rate or at all.

MARKET AND INDUSTRY DATA

Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys including the Frost & Sullivan Report, a third-party global research organization, commissioned by our Company. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

●	our business and operating strategies and our various measures to implement such strategies;

●	our operations and business prospects, including development and capital expenditure plans for our existing business;

●	changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;

●	our financial condition, results of operations and dividend policy;

●	changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

●	the regulatory environment and industry outlook in general;

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●	future developments in the maritime electrification and marine offshore repair, maintenance, and installations industries and actions of our competitors;

●	catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

●	our ability to execute our strategies;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in the markets in which we operate, and in client demands, trends and preferences;

●	exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;

●	changes in interest rates or rates of inflation; and

●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The markets for maritime electrification, offshore repair and maintenance may not grow at the rate projected by such market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A Shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

DEFINITIONS

“AC” means alternating current, a type of electric current that flows in one direction, then the other, in a regular pattern.

“Amended and Restated Articles of Association” means the Amended and Restated Articles of Association of our Company adopted on November 30, 2023, as supplemented, amended or otherwise modified from time to time. A copy of the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association are filed as Exhibit 3.1 to our Registration Statement of which this prospectus forms a part.

“Amended and Restated Memorandum and Articles of Association” means our Amended and Restated Memorandum of Association and our Amended and Restated Articles of Association.

“Amended and Restated Memorandum of Association” means the amended and restated memorandum of association of our Company adopted on November 30, 2023 and as supplemented, amended or otherwise modified from time to time.

“BMS” means Battery management system, a device that monitors and controls the charging and discharging of batteries.

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“BH Global” means BH Global Corporation Ltd, a company incorporated in Singapore, whose shares are listed in the Singapore Exchange (SGX: BQN).

“Business Day” means a day (other than a Saturday, Sunday, or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“CATL” means Contemporary Amperex Technology Co., Ltd., a Chinese battery manufacturer.

“CII” means Carbon Intensity Indicator, a measure of a ship’s greenhouse gas emissions per unit of transport work.

“Class A Shares” means our Class A ordinary shares of par value US$0.0001 each , entitled to one (1) vote per share and having such other rights and restrictions as set out in our Amended and Restated Memorandum and Articles of Association.

“Class B Shares” means our Class B ordinary shares of par value US$0.0001 each and entitled to ten (10) votes per share and having such other rights and restrictions as set out in our Amended and Restated Memorandum and Articles of Association.

“Company” or “our Company” means Sea Forrest International Ltd., an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on July 27, 2023 with registration number 402234.

“Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any variants, evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“CTV” means Crew transfer vessel, a ship used to transport personnel to and from offshore installations.

“DC” means Direct current, a type of electric current that flows in one direction only.

“Directors” means the directors of our Company as at the date of this prospectus, unless otherwise stated.

“Diesel Generation” means the process of using diesel engines to generate electrical power on board the ship. This electrical power is then utilized to operate various electrical systems and equipment on the vessel, such as lighting, communication systems, navigation equipment, pumps, and more.

“Diesel Propulsion” means a propulsion system that utilizes diesel engines to generate mechanical power, which is then used to drive the ship’s propellers and propel the vessel through the water.

ECU: Electronic control unit, a small device in a machine’s body that is responsible for controlling a specific function.

EEOI: Energy Efficiency Operational Indicator, a measure of a ship’s energy efficiency.

EEXI: Energy Efficiency Existing Ship Index, a measure of a ship’s energy efficiency relative to its design.

EHPS: Electric and hybrid propulsion system, a system that uses electric motors to power a ship, either solely or in combination with conventional engines.

“Electric Hotel Load” means the total electrical power consumption or demand required to operate various non-propulsion systems and equipment on board the ship while it is docked or at anchor (in a harbor or port) or during low-load sailing conditions. These systems and equipment are akin to the utilities and amenities one would find in a hotel, hence the term. Electric hotel load includes the power needed to operate a wide range of non-propulsion electrical systems and amenities on the ship, such as (i) Interior and exterior lighting throughout the vessel, (ii) climate control systems for passenger and crew areas, (iii) kitchen appliances and facilities, (iv) entertainment systems, (v) communication equipment such as telephones, internet, and shipboard communication systems, and (vi) various auxiliary systems required for ship operation and maintenance among others.

“Electric Propulsion” means a propulsion system that utilizes electric motors to drive the ship’s propellers, without the need for internal combustion engines like diesel or gas.

“E-Motor” means Electric motor, a device that converts electrical energy into mechanical energy.

“EMS” means Energy management system, a system of computer-aided tools used by operators of electric utility grids to monitor, control, and optimize the performance of the generation or transmission system.

“ENR” means Frankfurt Stock Exchange, a stock exchange in Frankfurt, Germany.

“EOI” means Expression of interest, a formal statement of a company’s interest in participating in a project or tender.

“EPA” means Environmental Protection Agency, a United States government agency responsible for protecting human health and the environment.

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“ESS” means Energy storage system, a device that stores electrical energy for later use.

“EU” means European Union, a political and economic union of 27 member states that are located primarily in Europe.

“EV” means Electric vehicle, a vehicle that is powered by electricity.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Executive Officers” means the executive officers of our Company as at the date of this prospectus, unless otherwise stated.

“FAT” means Factory Acceptance Test, a test that is performed on a product at the factory before it is shipped to the customer.

“Frost & Sullivan” means Frost & Sullivan Limited, a business consulting firm involved in market research, analysis and growth strategy consulting and an Independent Third Party.

“GHG” means Greenhouse gas, a gas that traps heat in the atmosphere, contributing to climate change.

“Gotion” means Gotion High Tech Co., Ltd., a Chinese battery manufacturer.

“Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

“GST” means the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

“GW” means Gigawatt, a unit of electrical power equal to 1 billion watts.

“HAT” means Harbor Acceptance Test, a test that is performed on a product at the harbor before it is installed on a ship or offshore platform.

“HE” means Nasdaq Helsinki Stock Exchange, a stock exchange in Helsinki, Finland.

“HQ” means Headquarter, the main office of a company or organization.

“IMO” means International Maritime Organization, a specialized agency of the United Nations that is responsible for regulating shipping.

“Independent Directors Nominees” means the independent non-executive Directors of our Company as at the date of this prospectus, unless otherwise stated.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

“KW” means Kilowatt, a unit of power, equal to 1,000 watts.

“KWh” means Kilowatt hour, a unit of electrical energy equal to 1 kilowatt of power used for one hour.

“LCO” means Lithium cobalt oxide, a type of lithium-ion battery chemistry.

“LCOE” means Levelized Cost of Energy, the total cost of generating electricity over the lifetime of a power plant.

“LFP” means Lithium iron phosphate, a type of lithium-ion battery chemistry.

“LiFSI” means Lithium bis(fluorosulfonyl)imide, a type of lithium salt used in lithium-ion batteries.

“LiPF6” means Lithium hexafluorophosphate, a type of lithium salt used in lithium-ion batteries.

“Loiter” means the vessel staying put, with propulsion off, but Electric Hotel Load on for more than an hour.

“Long distance” means more than 30 nautical miles.

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“MARPOL” means International Convention for the Prevention of Pollution from Ships, a treaty that sets out international standards for preventing pollution from ships.

“MEPC” means Marine Environment Protection Committee, a committee of the IMO that is responsible for developing and implementing measures to protect the marine environment.

“MLIT” means The Ministry of Land, Infrastructure, Transport and Tourism, abbreviated MLIT, is a ministry of the Japanese government.

“MOF” means South Korean Ministry of Oceans and Fisheries, a government ministry responsible for managing South Korea’s oceans and fisheries.

“MPA” means The Maritime and Port Authority of Singapore, a statutory board of the Singapore government that is responsible for managing Singapore’s maritime and port sector.

“Mr. Lee” means George Lee Sze Min.

“Nautical miles” means A unit of distance used in navigation, equal to 1,852 meters.

“NMC” means Nickel Manganese Cobalt, a type of lithium-ion battery chemistry.

“Ordinary Shares” means to our Class A Shares and Class B Shares collectively.

“PE ratio” means Price to equity ratio, a financial ratio that measures the price of a stock relative to the company’s earnings per share.

“SAT” means Site Acceptance Test, a test that is performed on a product at the installation site before it is put into operation.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sea Forrest International Ltd.”, “we,” “us,” “our company” and “our” refer to Sea Forrest International Ltd., a Cayman Islands exempted company, its consolidated subsidiaries and its consolidated affiliated entities.

“Short Distance” means less than 30 nautical miles.

“S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of the Republic of Singapore.

“Singaporean Operating Subsidiaries” means collectively SF (Power), SF (Engineering).

“Singapore” means the Republic of Singapore.

“Slow Speed” means anything less than 20 nautical miles per hour.

“SF (International)” means Sea Forrest International Ltd., an exempted company incorporated in the Cayman Islands on July 27, 2023.

“SF (Ventures)” means Sea Forrest Ventures Ltd., an exempted company incorporated in in the Cayman Islands August 1, 2023.

“SF (Technologies)” means Sea Forrest Technologies (S) Pte Ltd, a company incorporated in Singapore on August 3, 2023.

“SF (Tech)” means Sea Forrest Technologies Pte Ltd, a company incorporated in Singapore on August 8, 2017.

“SF (Engineering)” means Sea Forrest Engineering Pte Ltd, a company incorporated in Singapore on October 8, 2014.

“SF (Power)” means Sea Forrest Power Solutions Pte Ltd, a company incorporated in Singapore on October 2, 2020.

“SGX” means Singapore Exchange Limited, a stock exchange in Singapore.

“Speed Range” means to running through a spectrum of speeds of up to thirty-five (35) nautical miles per hour.

“SWX” means SIX Swiss Exchange, a stock exchange in Zurich, Switzerland.

“SZ” means Shenzhen Stock Exchange, a stock exchange in Shenzhen, China.

“UNFCCC” means United Nations Framework Convention on Climate Change, an international treaty that sets out a framework for action to address climate.

“US$” “$” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Class A Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Overview

The Company is an investment holding company incorporated on July 27, 2023 under the laws of the Cayman Islands. The Company is headquartered in Singapore and through the subsidiaries SF (Engineering) and SF (Power), are involved in engineering design and consultancy services in energy management and clean energy systems, and wholesale of marine equipment and accessories, ship and offshore structure repairs and modification while afloat, relating to offshore maintenance, repairs, and overhauling (“MRO”) services. SF (Engineering) provides afloat repairs and MRO services while SF (Power) focuses on green energy solutions. Our business lines consist of (i) green energy solutions and ship and (ii) offshore MRO services. Our green energy solutions includes (i) marine electric propulsion solutions, (ii) marine energy storage solution (focus on battery less than 1.5MWh systems; including systems such as Green Cabin) and (iii) marine charging solution (focus on direct current chargers) and (iv) marine renewable solution. Our MRO services encompasses a wide range of services such as afloat repairs, maintenance, installation, structure and piping fabrication, and project and procurement management.

The Company initially specialized in project management for the construction of oil rigs, afloat repairs, maintenance, and fabrication services. In 2019, SF (Power) underwent a transformative shift, expanding into the development of green solutions for the maritime industry. This strategic move encompassed marine electrification, charging, and marine energy storage solutions. Notably, SF (Power) played a pivotal role in providing a hybrid solution for Singapore’s first hybrid-powered pilot boat, marking a significant milestone in the company’s journey toward sustainable maritime solutions.We believe that our green energy solutions business segment is currently experiencing and will continue to experience strong demand, driven by global climate change concerns and governmental and supra-national forces. We aim to deliver cost effective, innovative, and simple solutions, enabling mass adoption to reduce maritime carbon footprint. Our core competency is in the field of providing decarbonization and electrification solutions for the maritime industry, thus meeting environmental, sustainability and governance goals. Consequently, SF (Power)’s operations will continue to become a more integral part of our Group’s business. For the financial year ended December 31, 2022, 32% and 68% of our revenues were generated from SF (Power) and SF (Engineering) respectively. For the financial year ended December 31, 2023, 77% and 23% of our revenues were generated from SF (Power) and SF (Engineering) respectively. For the financial year ended December 31, 2023, our revenue was US$4,487,989 and our net loss was US$1,896,930.

Corporate Information

Our registered office in the Cayman Islands is at CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. Our principal executive office is at 8 Penjuru Lane, Singapore 609189. Our telephone number at this location is +65 6291 4444. Our principal website is www.seaforrest.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

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Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

Corporate Structure

Our Company was incorporated in the Cayman Islands on July 27, 2023, under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 500,000,000 shares consisting of 490,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 10,000,000 Class B Ordinary Shares of a par value of US$0.0001 each.

SF (Ventures), SF (Technologies), SF (Power) and SF (Engineering) are our direct and indirect wholly owned subsidiaries respectively. Please refer to the chart in the section entitled Organization Chart herein for a graphical representation of the corporate structure of our Group.

The chart below sets out our corporate structure post re-organization accounting only for the Class A Shares.

(1)	BH Global Ltd is beneficially owned and controlled by Beng Hui Holdings (S) Pte Ltd (“BH Singapore”) and its current registered address is located at 8 Penjuru Lane, Singapore 609189, which in turn is controlled by the directors of BH Singapore, (i) Lim Hui Eng, (ii) Patrick Lim Hui Peng who is a non-executive director of the Company, (iii) Lim Chye Hoon Eileen, (iv) Lim Huay Hua Johnny and (v) Goh Ah Lek.

Implications of Our Being a “Controlled Company”

Upon completion of this offering, George Lee, will be the beneficial owner of an aggregate of [●] Class A Shares and [●] Class B Shares which will represent approximately [●] % and [●]% of the then total issued and outstanding Class A and Class B Shares respectively and [●] % of our total voting power. As a result, we will remain a “controlled company” within the meaning of the NYSE American Company Guide rules and therefore we are eligible for, certain exemptions from the corporate governance listing requirements of the NYSE American including:.

●	our board of directors is not required to be comprised of a majority of independent directors;

●	our board of directors is not subject to the compensation committee requirement; and

●	we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination..

In the event, we no longer qualify as a foreign private issuer, we intend to rely on, certain exemptions from the corporate governance listing requirements of the NYSE American.

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Implications of Our Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last financial year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to provide only two financial years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

●	an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the financial year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the financial year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the prior December 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Our Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the NYSE American. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE American. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, such that a majority of the Directors on our board of Directors are not required to be independent directors.

Summary Risk Factors

Investing in our Class A Shares involves risks. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 12 of this prospectus, which you should carefully consider before deciding to purchase Class A Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A Shares would likely decline, and you may lose all or part of your investment.

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These risks include but are not limited to the following:

Risks related to Our Business and Industry:

●	Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

●	Our reputation and profitability may be adversely affected if there are major failures or malfunction in our maritime systems sold by or sold to our customers.

●	We are exposed to fluctuations in the prices of supplies.

●	We are exposed to project cost overruns.

●	We are exposed to disruptions, penalties, disputes and claims arising from site accidents due to the usage of our systems or safety lapses.

●	We are exposed to the credit risks of our customers.

●	We depend on a small number of individuals who constitute our current management.

●	We are reliant on our shareholder BH Global for financing.

●	We may not be able to maintain and/or obtain approvals, licenses and registrations necessary to carry on or expand our business.

●	We may from time to time be subject to legal and regulatory proceedings and administrative investigations.

●	We operate in a highly competitive industry and may be unable to retain customers or market share.

●	We are reliant on the marine and offshore industry, as well as shipping activities in Singapore.

●	We may be unable to adequately protect our intellectual property and proprietary rights or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

●	We rely on certain technology and software licensed from third parties.

●	Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities.

●	Our business and operations may be materially and adversely affected in the event of a re-occurrence or prolonged global pandemic outbreak of COVID-19 or other infectious diseases.

●	As we employ foreign employees, we are subject to laws that govern the employment of foreign workers. Changes in such laws or policies may have an adverse effect on our ability to employ a sufficient number of employees for our business, having an adverse impact on our operations.

●	Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth.

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates.

●	Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions.

●	We may not be able to successfully implement our business strategies and future plans.

●	There may be potentially adverse impacts on our corporate governance because of the indemnification provisions in our articles of association pertaining to our directors and officers’ liability.

●	Significant net current liabilities position raise concerns about the Company’s ability to continue as a going concern.

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Risks related to our Securities and this offering:

●	An active trading market for our Class A Shares may not be established or, if established, may not continue and the trading price for our Class A Shares may fluctuate significantly.

●	We may not maintain the listing of our Class A Shares on the NYSE American which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions.

●	The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors.

●	Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares.

●	If securities or industry analysts do not publish research or reports about our business causing us to lose visibility in the financial markets or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment.

●	Short selling may drive down the market price of our Class A Shares.

●	Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

●	You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

●	Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

●	As a “controlled company” under the rules of NYSE American, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American corporate governance listing standards.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements applicable to other public companies that are not emerging growth companies.

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

●	We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Shares on NYSE American.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Shares may be materially and adversely affected.

●	Further issuances of Class B Shares will result in a dilution of the percentage ownership and voting power of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in the Company.

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The Offering

Offering Price	We expect that the initial public offering price will be between US$[●] and US$[●] per Class A Share.

Class A Shares Offered by Us	[●] Class A Shares (or [●] Class A Shares if the underwriter exercises its option to purchase additional [●] Class A Shares in full).

Class A Shares Issued Immediately After This Offering	[●] Class A Shares (or [●] Class A Shares if the underwriter exercises its option to purchase additional [●] Class A Shares in full).

Ordinary Shares Issued Prior to This Offering	[●] Class A Shares and [●] Class B Shares

Ordinary Shares Issued [and Outstanding] Immediately After This Offering	[●] Ordinary shares (or [●] Ordinary shares if the underwriter exercises its option to purchase additional [●] Class A Shares in full).

Voting Right

● Each holder of Class A Share is entitled to one vote per share.

● Each holder of Class B Share is entitled to ten votes per share. Each Class B Share is not convertible into one Class A Share at any time. Class A Shares are not convertible into Class B Shares under any circumstances.

● George Lee our Chairman, Executive Director and Chief Executive Officer, will hold approximately [●]% of the total votes, assuming that the Underwriters do not exercise their over-allotment option, for our authorized and issued Ordinary Shares following the completion of this offering and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Shareholders” and “Description of Authorized and Issued Shares” for additional information.

NYSE American symbol	We intend to apply to list our Class A Shares on the NYSE American under the symbol “[____].” There can be no assurance that the NYSE American will approve our listing application. The closing of this offering is contingent upon the successful listing of our Class A Shares on the NYSE American.

Over-allotment Option	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the Class A Shares sold in the offering at the initial public offering price, less the underwriting discounts and commissions to cover over-allotments.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$[●] million (or US$[●] million if the underwriter exercises its option to purchase additional Class A Shares in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$[●] per Class A Share, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We currently intend to use the net proceeds from this offering for geographical business expansion, marketing Development and trade shows, research and development of motor and propulsion systems, capital expenditure for development facilities and working capital.

See “Use of Proceeds” for additional information.

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Lock-up	We, each of our directors, officers and any other beneficial owner of 5% or more of our outstanding Ordinary Shares as of the effective date of this registration statement (and all holders of securities exercisable for or convertible into Ordinary Shares) have agreed with the underwriter, subject to certain exceptions, not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Ordinary Shares or securities convertible into Ordinary Shares for a period of six (6) months from the date of this prospectus. See “Underwriting” for more information.

Risk Factors	Investing in our securities involved a high degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the Class A Shares.

Transfer Agent	Vstock Transfer, LLC

Unless otherwise indicated, this prospectus reflects and assumes the following:

●	no exercise by the underwriters of their option to purchase up to [●] additional Class A Shares from us to cover over-allotments, if any.

RISK FACTORS

Investing in our shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements having direct and/or indirect implications for our future performance. Our actual results may differ materially from those anticipated by these forward-looking statements due to certain factors, including the risks and uncertainties faced by us, as described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

SF (Power) and SF (Engineering) had certain customers whose revenue individually represented 10% or more of the Company’s total revenue. For the financial year ended December 31, 2022, two customers accounted for 16.87% and 13.36% of the Company’s revenues on a consolidated basis. For the financial year ended December 31, 2023, one customer accounted for 59.63% of the Company’s revenues on a consolidated basis. Any termination of a business relationship with, or a significant sustained reduction in business from this customer could have a material adverse effect on our operating results and cash flows.

Our reputation and profitability may be adversely affected if there are major failures or malfunction in our maritime systems sold by or sold to our customers.

Our operations are exposed to the risk of hardware and software failure which may arise due to wear and tear, quality control, risk of failure by our customers to follow procedures and protocols, software malfunction, as well as inherent risks in our customer’s operating environments. In the event of such failure, we may be forced to cease all, or part of our operations and we may be subject to legal and regulatory liabilities such as penalties, sanctions or significant costs and expenses in any dispute as a result of such failure. Where there is any non-compliance of any regulatory requirement of the regulatory authorities in Singapore, and in the jurisdictions in which we provide our solutions to customers, we may be subject to penalties or sanctions as may be imposed by them. This may have an adverse impact on our operations and financial performance.

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Since our establishment, we believe that we have built goodwill in our brands and thus customer loyalty. Hence, if there are any major lapses in our systems and/or due to circumstances beyond our control resulting in negative publicity, our reputation may be adversely affected, and our customers may lose confidence in our systems. In such event, our business and hence our profitability and financial performance may be adversely affected.

We are exposed to fluctuations in the prices of supplies needed for the operation of our business.

Our operations require motors, Parallel hybrid transmissions (PHT), batteries, marine grade cables and marine electrical products components which are class approved. Accordingly, upward trends in the prices of these supplies from vendors would increase the costs at which we have to purchase the supplies that we need to run our business and correspondingly increase the amount of working capital required for our business. In the event that there is a substantial increase in our working capital requirements, and we are unable to fund such requirements, our performance and financial position may be adversely affected. Conversely, any major downward trends in prices of supplies may materially erode the holding value of our equipment purchased. It is difficult for us to hedge the equipment purchased against such downward trends in prices of raw materials and when such events occur, our performance and financial position may be adversely affected.

We are exposed to project cost overruns.

In preparation for a tender submission for projects, the contract value quoted in the tender submission is determined after an evaluation of our scope of work and estimation of all related costs including indicative prices of our suppliers and sub-contractors. However, unforeseen circumstances such as unanticipated price fluctuations of materials and components arising from unforeseen events such as currency exchange differences and supply chain disruptions in our project delivery, resulting in damages and errors in estimation may arise during the course of development. Despite the fact that contingencies are planned during the project development phase, circumstances may arise requiring additional costs and works which are not factored into the contract value. This may lead to cost overruns which may erode our profit margin for the project and have an adverse impact on our overall profitability. In addition, unexpected discounts requested by customers may result in us being unable to collect our full tender price. In the event that we are unable to recoup our full costs, our financial results may be adversely affected.

We are exposed to disruptions, penalties, disputes and claims arising from site accidents due to the usage of our systems or safety lapses.

The maritime, and oil and gas industries are high-risk industries in which risks of accidents and fatalities are more likely to occur. Claims may be made against us for such jobsite accidents and/or fatalities on grounds such as defective or malfunctioning safety equipment. In the event that we are required to pay damages arising from disputes, our reputation and profitability will be adversely affected. Jobsite accidents and/or fatalities may also lead to delays in completion of projects or severely disrupt operations of our Group.

Although we have sought to minimize the risk of such liabilities by providing regular software updates to our systems, we believe that it is not possible for us to guard against every defect or malfunction.

If any accidents are not covered by our insurance policies and claims arising from such accidents are in excess of our insurance coverage or if any of our insurance claims are contested by any insurance company, we may be required to pay for such compensation, which may have a material and adverse impact on our financial performance. In addition, the payment by our insurers of such insurance claims may result in increases in the premiums payable by us for our insurances. This will also increase the costs of our operations and adversely affect our financial performance.

Additionally, in the event that safety procedures implemented by us or any of our workplaces or machinery, equipment or facilities do not comply with the laws and regulations of Singapore, where our operations are principally conducted, or in the event that any of our workplaces or machinery, equipment or facilities pose a risk to safety, health and welfare, we may be subject to penalties including monetary fines, stop-work orders and/or remedial orders. We may also be subject to penalties where our projects are carried out on our customer’s work sites and such work sites contravene the requisite safety standards imposed by the applicable regulatory authorities. Any stop-work order issued pursuant to the applicable regulations in Singapore may require that the relevant work carried out by us be ceased for an indefinite period. The foregoing penalties may have a material and adverse impact on our Group’s business, financial condition, results of operations and prospects.

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We are exposed to the credit risks of our customers.

We extend credit terms to some of our customers. Our average accounts receivable turnover days were approximately 139 days for the financial year ended December 31, 2022. Our average accounts receivable turnover days were approximately 120 days for the financial year ended December 31, 2023. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial year ended December 31, 2022, as at the date of this prospectus, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

We depend on a small number of individuals who constitute our current management, the loss of whom could adversely impact our business.

We highly depend on the services of our senior management team and other key employees at our corporate headquarters and on our management’s ability to recruit, retain, and motivate key employees. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our services and solutions and our strategic direction. We also depend on the contributions of key technical personnel. Competition for such employees can be intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees could adversely affect our operating efficiency and financial condition and could significantly delay or prevent the achievement of our development and strategic objectives. The composition, growth and change of our senior management team and other key employees may in addition be affected or restricted by requirements of the Singapore Exchange, to which our largest shareholder BH Global is subject. In addition, our growth strategy may place strains on our management who may become distracted from day-to-day duties.

We are reliant on our shareholder, BH Global for financing.

Our operations are in part financed by loans from BH Global and other subsidiaries thereof, each payable on demand. Prior to this offering, BH Global was the holder of 80% of our Class A Shares. As of December 31, 2022, the balance of the loans from BH Global and its subsidiaries is S$4,340,770. As of December 31, 2023, the balance of the loans from BH Global and its subsidiaries is S$3,492,332 (US$2,647,110). There is no guarantee that a demand for repayment will not be made or will only be made when and to the extent that we are able to meet such demand. There is further no guarantee that our Group will on each occasion continue to receive financial support from BH Global and other subsidiaries thereof, or of the extent of such financial support. In the event that we no longer receive financial support from BH Global and other subsidiaries thereof, or that such financial support is reduced, obtaining funding from external sources may result in our Group taking on additional liabilities. Accordingly, a reduction in financial support from BH Global and other subsidiaries thereof may materially and adversely affect our business, financial condition, prospects and results of operations. Despite this, with the funds raised from the IPO proceeds and the planned marketing and development activities, we believe this will help grow and develop our operations and operational margins so that we can eventually settle the loan paid out of such operational profits over the course of the next 3 years. For more information regarding the loan from BH Global, please refer to Exhibits 10.8 and 10.9.

We may not be able to maintain and/or obtain approvals, licenses and registrations necessary to carry on or expand our business.

We require certain approvals, licenses and registrations to conduct our business including the Certificate of Insurance pursuant to Regulation 4(1) of the Work Injury Compensation (Insurance) Regulations 2020. Our applications for approvals, licenses and registrations are subject to review by the relevant government authorities of the different jurisdictions in which we provide our solutions to our customers. These approvals, licenses and registrations are also subject to periodic renewal by the relevant government authorities, and the standards of compliance may change. Accordingly, we are subject to the supervision of these authorities with the power to revoke, grant, extend and amend our approvals, licenses and/or registrations.

While we have obtained all necessary approvals, licenses and registrations required for our business operations and have not encountered any instances of failure to obtain or renew any of our approvals, licenses and registrations, there is no guarantee that we will be able to do so in future or that we will be able to renew our existing approvals, licenses or registrations in a timely manner, or at all. Additionally, in the event we breach the conditions of our approvals, licenses, registrations or other government regulation or regulatory requirement, this will expose us to penalties or the risk that our approvals may be suspended, revoked or amended by the relevant government authority to our detriment. While there have not been any such incidents in the past, the occurrence of any of these events may be costly, require us to cease our business in whole or in part, cause us to default on our obligations to our customers and counterparties, harm our reputation or otherwise adversely affect our business, financial condition, and results of operations.

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We may from time to time be subject to legal and regulatory proceedings and administrative investigations.

We may from time to time be subject to various legal and regulatory proceedings arising in the ordinary course of our business. Claims and complaints arising out of actual or alleged violations of laws and regulations could be asserted against us by contractors, customers, employees, ex-employees and other platforms, industry participants or governmental entities in administrative, civil or criminal investigations and proceedings or by other entities.

These investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including intellectual property laws, unfair competition laws, anti-monopoly laws, data protection and privacy laws, labor and employment laws, securities laws, finance services laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our business, prospects, financial condition and results of operations. Even if we are successful in our defense, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. Under such circumstances, our business, prospects, financial condition and results of operations would be negatively and adversely impacted.

We operate in a highly competitive industry and may be unable to retain customers or market share.

Our industry is highly competitive and rapidly innovating. We compete in national, regional and local markets with full-service and specialized companies. Certain of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources and experience than we do. Competitors with greater resources and significant experience in our industry may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements. In addition, certain established companies within adjacent industries might consider entering into our industry. Therefore, there is no assurance that we will be able to attract or retain customers or grow or retain market share in the future, nor can there be any assurance that we will, in light of competitive pressures, be able to remain profitable or maintain our current profit margins.

We are reliant on the marine and offshore industry, as well as shipping activities in Singapore.

Our operations comprise principally the provision of marine and offshore project management services. Accordingly, our customers principally operate in the marine and offshore industries, or carry out activities in such industries. These industries are cyclical in nature and are influenced by global and regional economic conditions. Any downturn in global economic conditions may affect international business conditions and trade, which may have a negative effect on the volume of shipping, shipbuilding, ship repair and other shipping activities. Such developments may lead to a decrease in the demand for our marine and offshore project management services, and materially and adversely affect our business, prospects, financial condition and results of operations.

In addition, our business operations are based primarily in Singapore and are dependent on the number of ship arrivals and shipbuilding activities in Singapore which are in turn dependent on factors such as the ability of Singapore’s ports to compete with other regional ports in terms of price, service and efficiency and the ability of Singapore’s shipyard operators to provide reliable, efficient and quality shipbuilding and repair services at competitive prices. There can be no assurance that the number of ships arriving in Singapore will continue to remain at current levels. If the number of ship arrivals in Singapore decline substantially, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We may be unable to adequately protect our intellectual property and proprietary rights or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

Our success and ability to compete depends in part on our intellectual property. As at the date of this prospectus, we have five trademarks registered, no copyrights, no patent(s), no patent applications and one domain names, (including www.seaforrest.com) registered in Singapore None of our intellectual property is registered outside of Singapore. Please refer to the section entitled “Business – Intellectual Property Rights” for more information on our intellectual property rights.

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Any use of trademarks by third parties which are similar or identical to ours may also result in imitation of our products, which may adversely affect our business, prospects, financial condition and results of operation.

We seek to protect our proprietary technology and intellectual property primarily through a combination of intellectual property laws as well as confidentiality procedures and contractual restrictions. Our employees are subject to confidentiality obligations under the terms of their respective employment contracts and we also require external consultants with access to our proprietary information to enter into non-disclosure agreements. However, there can be no assurance that these measures are effective, or that infringement of our intellectual property rights by other parties does not exist now or will not occur in the future. In addition, our intellectual property rights may not be adequately protected because:

(a)	other parties may still misappropriate, copy or reverse engineer our technology despite our internal governance processes or the existence of laws or contracts prohibiting it; and

(b)	policing unauthorized use of our intellectual property may be difficult, expensive and time consuming, and we may be unable to determine the extent of any unauthorized use.

To protect our intellectual property rights and maintain our competitiveness, we may file lawsuits against parties who we believe are infringing upon our intellectual property rights. Such proceedings may be costly and may divert management attention and other resources away from our business. In certain situations, we may have to bring lawsuits in foreign jurisdictions, in which case we are subject to additional risks as to the result of the proceedings and the amount of damages that we can recover. Any of our intellectual property rights may also be challenged by others or invalidated through administrative processes or litigations. We can provide no assurance that we will prevail in such litigations, and, even if we do prevail, we may not obtain a meaningful relief. Any inability to adequately protect our proprietary rights may have a material negative impact on our ability to compete, to generate revenue and to grow our business. Under such circumstances, our business, prospects, financial condition, and results of operations would be materially and adversely affected.

Also, third parties may claim that our business operations infringe on their intellectual property rights. These claims may harm our reputation, be a financial burden to defend, distract the attention of our management and prevent us from offering some services.

We rely on certain technology and software licensed from third parties.

As part of our business, we employ certain technology and software licensed from third parties, such the (i) Autodesk & ETAP license which provides us a wide range of computer-aided design, electrical schematics design and engineering, electrical dimensioning modelling software solutions and (ii) Solid works license which enables our engineers and designers to create detailed 3D models and simulations of battery systems, facilitating the design, analysis, and optimization of components and the battery enclosures. We typically do not enter into long-term agreements for the licensing of such software and tools, and the license agreements are typically on an annual subscription basis. Accordingly, there is no assurance that such third parties will continue to extend such licenses to us after the expiry of the current license period, and if such licenses are renewed, whether such renewals will be on terms favorable to us. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. Any failure to maintain the existing licenses or to obtain new licenses on favorable terms or at all may cause a disruption to the development of the software for our maritime electrification systems.

In addition, we may be susceptible to undetected errors or defects in the third-party software or technology, which would in turn impair the usage of our technology, and delay or impede our service offerings to customers. This may cause customers to lose confidence in our systems, which would in turn adversely affect our business, prospects, financial condition, and results of operations.

Our technology, software and systems are highly complex and may contain undetected errors or vulnerabilities.

Our products are based on underlying technology, software, and systems, which are highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after their implementation. Despite our development and testing processes in place, we may still encounter technical issues with such software and technology from time to time. Any technical errors, inefficiencies or vulnerabilities discovered in our software and systems after release could delay or reduce the quality of our services and/or disrupt our customers’ access to and use of our products and services. This could result in damage to our reputation, result in unexpected costs incurred and result in an adverse effect on our business, prospects, financial condition, and results of operations.

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Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 or other infectious diseases.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 or any other infectious disease. The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has already disrupted our operations, as well as the operations of our customers. If the development of the COVID-19 outbreak becomes more severe and/or new variants of COVID-19 evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses.

The global outbreak of COVID-19 starting late 2019 led to disruptions in our supply chains and delivery schedules. In addition, resultant lockdown and quarantine measures imposed by the Singapore government from the financial year 2020 to financial year ended 2022 (including the closure of workplaces and safe distancing policies) caused a reduction in the frequency and speed at which we were able to provide services such as on-site repairs and upgrading. Accordingly, the COVID-19 pandemic and regulatory responses impacted our ability to operate and had a [material adverse] effect on our financial performance.

If we or our customers are forced to close down our businesses due to prolonged disruptions, we may experience a shortage of available work or termination of contracts by our customers. Furthermore, if any of our employees are suspected of having contracted COVID-19 or any other infectious disease, there is a possibility that some or all of our employees or users may be quarantined. This could cause a shortage of labor, requiring disinfection of our workplace, production, and processing facilities. In such an event, our operations may be severely disrupted, which would have a material and adverse effect on our business, financial condition, and results of operations.

In addition to the COVID-19 pandemic, we also face the risk of outbreaks of other infectious diseases, such as severe acute respiratory syndrome and avian influenza, or the emergence of new forms of infectious diseases in the future. If any of our employees, customers, or suppliers are affected by these infectious diseases, we, or they, may be required to temporarily shut down our or their offices or worksites to prevent the spread of the diseases. This would have an adverse impact on our revenue and financial performance.

It is important for us to monitor and assess the risks associated with infectious diseases, implement appropriate health and safety measures, and have contingency plans in place to mitigate the potential impact on our business and operations. However, there remains inherent uncertainty and unpredictability surrounding the occurrence and severity of infectious disease outbreaks, making it challenging to fully anticipate their exact impact on our business.

As we employ foreign employees, we are subject to laws that govern the employment of foreign workers. Changes in such laws or policies may have an adverse effect on our ability to employ a sufficient number of employees for our business, having an adverse impact on our operations.

We employ a significant number of foreigners. As of the date of this prospectus, our Group employed 16 foreign employees (including both full-time and part-time employees) in Singapore, out of a total of 29 employees. In particular, we rely on foreign workers for more labor-intensive jobs as we experience difficulty hiring Singaporeans for such jobs. Any changes in applicable laws, regulations or policies of Singapore or those of the foreign employees’ countries of origin may result in labor shortages and/or increase our operating costs. For instance, the availability of foreign employees in Singapore is regulated by the Ministry of Manpower of Singapore through policy instruments such as the imposition of levies and quotas known as dependency ratio ceilings, being the percentage of foreign employees permitted in a company’s total workforce. We may be affected by any increase in such levies and/or any reduction in the supply and/or quota of foreign employees that we are permitted to employ, or the imposition of more stringent approval processes for the issuance of work passes by the Ministry of Manpower of Singapore. In addition, we are vulnerable to changes in the availability and costs of hiring employees from other countries. There is no assurance that we will be able to pass on any increase in costs to our customers as a result of such measures or that we will be able to identify alternative sources of foreign employees with the same or lower costs. If our foreign labor costs increase substantially or if we are unable to retain our foreign employees or hire new employees on terms acceptable to us, or at all, our business, financial condition and results of operations may be materially and adversely affected.

Any adverse changes in the political, economic, legal, regulatory taxation or social conditions in the jurisdictions that we operate in or intend to expand our business may have a material adverse effect on our operations, financial performance and future growth.

Our business, prospects, financial condition, and results of operations are dependent on and may be adversely affected by political, economic, social and legal developments that are beyond our control in each of the jurisdictions that we operate in or in which we intend to expand our business and operations. Such political and economic uncertainties may include risks of war, terrorism, nationalism, expropriation or nullification of contracts, changes in interest rates, economic growth, national fiscal and monetary policies, inflation, deflation, methods of taxation and tax policy. Negative developments in the socio-political climate of these regions may also adversely affect our business, prospects, financial condition and results of operations. These developments may include, but are not limited to, changes in political leadership, nationalization, price and capital controls, sudden restrictive changes to government policies, introduction of new taxes on goods and services and introduction of new laws, as well as demonstrations, riots, coups and war. These may result in the nullification of contracts and/or prohibit us from continuing our business operations.

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The jurisdictions that we operate in or in which we intend to expand our business and operations may be in a state of rapid political, economic and social changes, and may also be subject to unforeseeable circumstances such as natural disasters and other uncontrollable events, which will entail risks to our business and operations if we are to expand in the region in the future. There can also be no assurance that we will be able to adapt to the local conditions, regulations and business practices and customs of the regions in which we operate in the future. Any changes implemented by the government of these regions resulting in, amongst others, currency and interest rate fluctuations, capital restrictions and changes in duties and taxes detrimental to our business could materially and adversely affect our business, prospects, financial condition and results of operations.

We are exposed to risks arising from fluctuations of foreign currency exchange rates.

Our reporting currency is in United States dollars and fees generated from our manpower outsourcing and cleaning business is denominated in Singapore dollars. Therefore, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions.

We face the risk of loss or damage to our equipment due to fire, theft, or other natural disasters in Singapore. Such events may also cause a disruption or cessation in our business operations, and thus may adversely affect our financial results. Our insurance coverage may not be sufficient to cover all of our potential losses. If there are losses which exceed the insurance coverage or are not covered by our insurance policies, we will remain liable for any liability, debt or other financial obligation related to such losses. We do not have any insurance coverage for business interruptions.

Due to the nature of our operations, there is also a risk of accidents occurring either to our employees or to third parties on our premises and/or on our customers’ jobsites during the course of operations. In the event that any claims arise in respect of such occurrences and liability for such claims is attributed to us or that our insurance coverage is insufficient, we may be exposed to losses which may adversely affect our profitability and financial position.

We may not be able to successfully implement our business strategies and future plans.

As part of our business strategies and future plans, we intend to strengthen our market position in the Asian region and continue development of maritime electrification systems as well as consider potential business opportunities through mergers and acquisitions and joint ventures. While we have planned such expansion based on our outlook regarding our business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to obtain the proper financing, favorable market conditions, hire and retain skilled employees to carry out our business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for our services by existing and new customers in the future.

Further, the implementation of our business strategies and future plans may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any costs savings, increased operational efficiency and/or productivity improvements to our operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, if we fail to achieve a sufficient level of revenue or if we fail to manage our costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operations and prospects may be adversely affected.

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Failure to comply with the U.S. Foreign Corrupt Practices Act and Singapore anti-corruption laws could subject us to penalties and other adverse consequences.

We are required to comply with Singapore’s anti-corruption laws and the United States Foreign Corrupt Practices Act (“FCPA”), which generally prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business, directing business to another, or securing an advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.

There may be potentially adverse impacts on our corporate governance because of the indemnification provisions in our articles of association pertaining to our directors and officers’ liability.

Our articles of association outline comprehensive indemnification provisions for directors, officers, and trustees, intending to shield them from liabilities arising in the course of their duties. While designed to provide robust protection, these provisions introduce a potential concern. The broad scope of indemnification, covering actions taken in “good faith” and deemed to be in the “best interests” of the Company, may inadvertently diminish the incentive for directors and officers to exercise the highest level of care and diligence in decision-making. The extensive indemnification framework could result in reduced accountability and oversight, raising the risk of misconduct or negligence that may not be in the Company’s or shareholders’ best interests. These provisions may create a scenario where directors and officers are less motivated to act with the utmost care, knowing that the personal consequences of their actions are substantially mitigated. This decreased personal risk could impact corporate governance, potentially exposing shareholders to heightened risks stemming from lapses in judgment, mismanagement, or other adverse outcomes resulting from the actions of directors and officers. Careful consideration of these indemnification provisions is warranted to understand their potential impact on the overall risk profile and governance dynamics of the Company.

Significant net current liabilities position raise concerns about the Company’s ability to continue as a going concern.

As of December 31, 2023, the Company’s current liabilities exceeded the current assets by US$2,545,372 and the Company had an accumulated deficit of US$2,150,650. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon improving its profitability and the continuing financial support from its major shareholders. Management believes the existing shareholders or external financing, if necessary, will provide additional cash to meet the Company’s obligations as they become due. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing.

Risks Related to Our Securities and This Offering

An active trading market for our Class A Shares may not be established or, if established, may not continue and the trading price for our Class A Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Shares will be established. If an active public market for our Class A Shares does not occur following the completion of this offering, the market price and liquidity of our shares may be materially and adversely affected. The public offering price for our shares in this offering was determined by negotiation between us and the Underwriter based upon several factors, and we can provide no assurance that the trading price of our shares after this offering will not decline below the public offering price. As a result, investors in our shares may experience a significant decrease in the value of their shares or the loss of their entire investment.

We may not maintain the listing of our Class A Shares on NYSE American which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions.

We intend to apply to list our Class A Shares on NYSE American. There can be no assurance that our application will be successful. Even if our Class A Shares are listed on NYSE American concurrently with this offering, there can be no assurance that we will be able to maintain the listing in the future.. In order to continue listing our shares on NYSE American, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future..

If NYSE American delists our Class A Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Shares;

●	reduced liquidity for our Class A Shares;

●	a determination that our Class A Shares are “penny stock”, which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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As long as our Class A Shares are listed on NYSE American, U.S. federal law prevents or pre-empts individual states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on NYSE American, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

●	variations in our operating results compared to market expectations;

●	adverse publicity about us, the industries we participate in or individual scandals;

●	announcements of new offerings or significant price reductions by us or our competitors stock price performance of our competitors;

●	fluctuations in stock market prices and volumes;

●	negative earnings or other announcements by us or our competitors;

●	incurrence of indebtedness, defaults on indebtedness, or issuances of additional capital stock;

●	global economic, legal and regulatory factors unrelated to our performance

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares.

In addition, if the trading volumes of our Class A Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Shares. This low volume of trades could also cause the price of our Class A Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Shares. A decline in the market price of our Class A Shares also could adversely affect our ability to issue additional shares of Class A Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Shares will develop or be sustained. If an active market does not develop, holders of our Class A Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands and Singapore law. Even if our Board of Directors decides to declare and pay dividends (by way of a simple majority decision of our Directors), the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Class A Shares will likely depend entirely upon any future price appreciation of our Class A Shares. There is no guarantee that our Class A Shares will appreciate in value after this offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Class A Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to the selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Class A Shares in this offering, you will pay substantially more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of US[●] per Class A Share, representing the difference between our as adjusted net tangible book value per Class A Share of US$[●] as of [●], 2023, after giving effect to the net proceeds to us from this offering, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$[●] per Class A Share (being the mid-point of the initial public offering price range). See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

We intend to use the net proceeds of this offering as set out in “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us in this offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

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If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Shares, fluctuations in the market price of our Class A Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Immediately prior to the completion of this offering, the controlling shareholder, Mr. George Lee directly controls an aggregate of approximately [—]% and [—]% of our issued and outstanding Class A Shares and Class B Shares, respectively. Upon completion of this offering, Mr. George Lee will control approximately [—]% and [—]% of our issued and outstanding Class A Shares and Class B Shares, respectively.

Accordingly, our controlling shareholder will have considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval, including matters such as (amongst others) (i) mergers and consolidations, (ii) the election or removal of Directors, and (iii) making amendments to our Amended and Restated Memorandum and Articles of Association, The interests of our largest shareholder may differ from the interests of our other shareholders. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Shares may view as beneficial. The concentration in the ownership of our shares may cause a material decline in the value of our shares. Any future issuances of Class B Shares may be dilutive to the voting power of holders of Class A Shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders”.

As a “controlled company” under the rules of NYSE American, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

We are and, upon the completion of this offering, will continue to be a “controlled company” as defined under the NYSE American Company Guide, because one of our shareholders holds more than 50% of our voting power. As a result, we are eligible for certain exemptions from the corporate governance requirements of the NYSE American. We do not intend to rely on such exemptions, however, for so long as we remain a controlled company as defined under that rule, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules of the NYSE American Company Guide, including (1) the requirement that a majority of our board of directors must be independent directors, (2) the requirement that our director nominees must be selected or recommended solely by either a Nomination Committee comprised solely of independent directors or by a majority of the independent directors and (3) the requirement that we have a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under NYSE American corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American corporate governance listing standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of NYSE American. These practices may afford less protection to Shareholders than they would enjoy if we complied fully with corporate governance listing requirements of NYSE American. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of NYSE American, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control or (d) certain capital raising transactions in an amount greater than 20% of the outstanding Class A Shares at a price below market.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law

We are a Cayman Islands exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some states in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Island companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (save for our memorandum and articles of association, our register of directors through a request to the Registrar of Companies of the Cayman Islands, and our register of mortgages and charges). However, our directors have discretion under our Amended and Restated Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make is more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

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Certain judgments obtained against us or our auditor by our shareholders may not be enforceable

We are a Cayman Islands exempted company. Our operating subsidiaries were incorporated and are located in Singapore. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, and Singapore may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors, or major shareholders, than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of NYSE American. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of NYSE American. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

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We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Shares on NYSE American.

We will incur additional legal, accounting, and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and NYSE American rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our Company’s internal controls and procedures. Our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Class A Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis”.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the NYSE American to regulatory investigations and to civil or criminal sanctions.

Further issuances of Class B Shares may result in a dilution of the voting rights and percentage ownership of the existing holders of Class A y Shares as a total proportion of Ordinary Shares in the Company.

The Company may issue more Class B Shares. The issuance of additional Class B Shares may result in dilution to holders of our Class A Shares. Each Class A Share entitles its holder to one (1) vote per share, while each Class B Share carries ten (10) votes per share. As a result, holders of Class B Shares have significantly greater voting power than holders of Class A Shares. If we decide to issue more Class B Shares, it could have the effect of increasing the overall voting power of Class B Shareholders relative to Class A Shareholders, potentially diminishing the influence and control of Class A Shareholders over our company’s affairs.

This dilution in voting power could impact the ability of Class A Shareholders to influence important corporate decisions, including those related to corporate governance, mergers, acquisitions, and other significant transactions. It may also result in decisions that are not aligned with the interests of Class A Shareholders.

Raising additional capital may cause dilution to our shareholders, including purchasers of Class hares in this offering, or restrict our operations.

To support our expanding business, we may need additional capital to continue to make significant investments in our new and existing business. We cannot assure you that cash generated by our operations will be sufficient to allow us to fund such expansion. If cash flows from operations are not sufficient, we may need additional equity or debt financing to provide the funds required to expand our business. If such financing is not available on satisfactory terms or at all, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses which may contain covenants that restrict the operation of our business, and must be repaid regardless of operating results. Equity financing, or debt financing that is convertible into equity, could result in additional dilution to our existing shareholders.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies may require us to delay, scale back or eliminate some or all of our operations or the expansion of our business, which may have a material adverse effect on our business, operating results, financial condition or prospects.

We may issue additional equity or debt securities, which are senior to our Class A Shares as to distributions and in liquidation, which could materially adversely affect the market price of our ordinary shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. In addition, any preferred stock, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Class A Shares and diluting your interest in our company.

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ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Malaysia and Singapore. All of the Directors and Executive Officers of our Company and the auditor of our Company resides outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Carey Olsen Singapore LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or Executive Officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Carey Olsen Singapore LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

There is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States will be recognized and/or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. To enforce a foreign judgment, including judgments in the federal or state courts of the United States, the judgment creditor must commence a civil claim in the Singapore courts to recognize and enforce the judgment. To be enforceable in Singapore, the foreign judgment must be a judgment on the merits made by a court with competent jurisdiction, final and conclusive under the laws of the original jurisdiction and for a fixed or ascertainable sum of money, and there must be no defenses to its recognition or enforcement. The Singapore courts are unlikely to enforce a foreign judgment if (a) the recognition or enforcement of the foreign judgment would contravene the public policy of Singapore; (b) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (c) the foreign judgment was obtained by fraud; or (d) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

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In particular, the Singapore Courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties, or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States.

Further, all of our Directors and Executive Officers reside outside the United States. In addition, a majority of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of such persons, including judgments based on the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

Accordingly, there can be no assurance that the Singapore courts would enforce against us, our Directors and/or our officers, judgments obtained in the United States which based on the civil liability provisions of the federal securities laws of the United States.

USE OF PROCEEDS

Assuming the sale of US$[●] of our Class A Shares in this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance and offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option, we expect to receive net proceeds of approximately US$[●] from this offering.

We intend to use the net proceeds of this offering as follows, and we have ordered the specific uses of proceeds in order of priority.

Geographical business expansion – We intend to use 20% of the proceeds from the offering to (i) expand our existing operations in Singapore and (ii) to support our strategic geographical business expansion into nearby countries such as Thailand, Taiwan, Korea, Vietnam, India, and the Middle East and also looking to further countries such as the United States of America and the European Union.

Marketing development and trade shows – We intend to use 5% of the proceeds from the offering for marketing development and trade shows. This allocation reflects our commitment to expanding brand awareness, reaching new customers, and driving revenue growth through targeted marketing initiatives.

Research and development of motor and propulsion systems– We intend to use 10% of the proceeds from the offering for product research and development efforts, particularly on developing the motor propulsion system, direct current charging system and longer lasting batteries across our entire suite of battery systems.

Capital expenditure for development facilities– We intend to use 30% of the proceeds from the offering for to develop and expand our current production facility of the propulsion systems.

Working Capital – The balance amount will be used for general working capital and corporate purposes.

The foregoing represents our current intentions based on our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in the short-term, interest-bearing bank deposits or debts instruments. No assurance can be given that we will invest such proceeds in a manner that produces income or that does not result in a loss in value.

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2023:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect (i) the above; (ii) the issuance and sale of [●] Class A Shares in this offering at an initial public offering price of US$[●] per Class A Share, after deducting underwriting discounts and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table sets forth our capitalization as of December 31, 2023:

Shareholders’ Equity	Actual	As adjusted
	$	$
Class A Shares, par value $[●], [●] shares authorized, [●] Class A Shares and [●] Class B Shares outstanding on an actual basis, [●] Class A Shares and [●] Class B Shares outstanding on an as adjusted basis
Additional paid-in capital
New additional paid-in capital
Accumulated deficit
Reserves

Total Shareholders’ Equity

Indebtedness
Guaranteed bank loans
Convertible notes
Recourse liability

Total Indebtedness

Total Capitalization

DILUTION

If you invest in our Class A Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of December 31, 2022 was US$2,837,351 million, or US$[●] per Ordinary Share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$[●] per Ordinary Share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2022, other than to give effect to our sale of the Class A shares offered in this offering at the assumed initial public offering price of US$[●] per Ordinary Share, the mid-point of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2022 would have been US$[●] million, or US$[●] per Ordinary Share. This represents an immediate increase in net tangible book value of US$[●] per Ordinary Share to the existing shareholders and an immediate dilution in net tangible book value of US$[●] per Ordinary Share to investors purchasing Class A Shares in this offering.

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The following table illustrates this dilution on a per share basis to new investors.

US$
Assumed initial public offering price per share	[●]
Historical net tangible book value per share as of December 31, 2022	[●]
Increase in as adjusted net tangible book value per share attributable to the investors in this offering	[●]
Pro forma net tangible book value per share after giving effect to this offering	[●]
Dilution per share to new investors participating in this offering	[●]

Each US$1.00 increase (decrease) in the assumed public offering price of US$[●] per Class A Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$[●] million, the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by US$[●] per Ordinary Share and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by US$[●] per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2022, the differences between existing shareholders and the new investors with respect to the number of Class A Shares purchased from us, the total consideration paid and the average price per Class A Share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of Ordinary Shares does not include Class A Shares issuable upon the exercise of the over-allotment option granted to the underwriter.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders	[●]	[●]	%	US$[●]	[●]	%	US$[●]
New investors	[●]	[●]	%	US$[●]	[●]	%	US$[●]
Total	[●]	100%		US$[●]	100%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Shares and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are [●] Class A Shares issuable upon exercise of outstanding share options at a nominal exercise price. To the extent that any of these options are exercised, there will be further dilution to new investors.

DIVIDEND POLICY

While we currently have no plans to distribute dividends, in the event we consider distributing a dividend in the future, our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board of Directors may consider relevant. The payment of dividends will be determined at the discretion of our board of directors, and is also subject to Cayman Islands law and our articles of association, as amended from time to time. Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend out of profits or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account unless, immediately following the date on which the dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Currently, we do not have any predetermined dividend distribution ratio.

Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of Directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiary to pay dividends on our Class A Shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the section of this prospectus titled “Summary Financial Information” and the Company’s consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis here and throughout this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

The Company is a holding company incorporated on July 27, 2023 under the laws of the Cayman Islands. The Company is headquartered in Singapore and through the subsidiaries SF (Engineering) and SF (Power), are involved in engineering design and consultancy services in energy management and clean energy systems, and wholesale of marine equipment and accessories, ship and offshore structure repairs and modification while afloat, relating to offshore maintenance, repairs, and overhauling (“MRO”) services. SF (Engineering) provides afloat repairs and MRO services while SF (Power) focuses on green energy solutions. Our business lines consist of (i) green energy solutions and ship and (ii) offshore MRO services. Our green energy solutions includes (i) marine electric propulsion solutions, (ii) marine energy storage solution (focus on battery less than 1.5MWh systems; including systems such as Green Cabin) and (iii) marine charging solution (focus on direct current chargers) and (iv) marine renewable solution. Our MRO services encompasses a wide range of services such as afloat repairs, maintenance, installation, structure and piping fabrication, and project and procurement management.

The Company initially specialized in project management for the construction of oil rigs, afloat repairs, maintenance, and fabrication services. In 2019, SF (Power) underwent a transformative shift, expanding into the development of green solutions for the maritime industry. This strategic move encompassed marine electrification, charging, and marine energy storage solutions. Notably, SF (Power) played a pivotal role in providing a hybrid solution for Singapore’s first hybrid-powered pilot boat, marking a significant milestone in the company’s journey toward sustainable maritime solutions.We believe that our green energy solutions business segment is currently experiencing and will continue to experience strong demand, driven by global climate change concerns and governmental and supra-national forces. We aim to deliver cost effective, innovative, and simple solutions, enabling mass adoption to reduce maritime carbon footprint. Our core competency is in the field of providing decarbonization and electrification solutions for the maritime industry, thus meeting environmental, sustainability and governance goals. Consequently, SF (Power)’s operations will continue to become a more integral part of our Group’s business. For the financial year ended December 31, 2022, 32% and 68% of our revenues were generated from SF (Power) and SF (Engineering) respectively. For the financial year ended December 31, 2023, 77% and 23% of our revenues were generated from SF (Power) and SF (Engineering) respectively. For the financial year ended December 31, 2023, our revenue was US$4,487,989 and our net loss was US$1,896,930.

Recent Solutions Development

We aspire to be a leading player in the global maritime industry and we emphasize continuous research and development efforts and collaborations with local and international institutions and partners.

Development of Marine charging arm solution

The marine charging arm development provides a range of charging solutions for land, offshore and ship-to-ship charging with the intention of customers to charge up their electrical vessel during a trip. The marine charging arm solution is a smart electric charging system is a necessary component to complete the electrification eco-system. It could provide dockside high current charging to vessels via a conventional means of plug-in.

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Development of solution for safe and efficient battery system for marine vessels

We are dedicated to addressing technical gaps in battery development through the creation of a proprietary solution for a battery system utilizing lithium-ion technology, specifically tailored for safe and efficient use in marine vessels. We aim to achieve scalability in operational voltage, with modules capable of reaching up to 96 V for efficient energy generation onboard vessels. We ensure effective cooling of the marine battery system, maintaining an optimal operating temperature of 40°C, even in environments where temperatures can rise as high as 45°C. The development includes the implementation of pre-charge capability from marine battery system modules to the DC bus of marine vessels, thereby limiting inrush current during initial power-up and ensuring safe operation of the DC system. We aspire to validate the performance of its solution through field trials conducted under real-world seafaring conditions, ensuring that the resultant marine battery system meets the desired standards of safety, efficiency, and reliability.

Continuing development of a retrofittable marine hybrid propulsion system for vessels using 100% recyclable motors

We aim to develop a retrofit hybrid propulsion solution that suits a wide range of existing large vessels while upholding their high-performance standards. Key objectives include enhancing modularity in the design to allow for interchangeable components such as PHT, motor, and battery pack, based on specific vessel requirements and layouts. Additionally, we seek to implement a streamlined installation process for the hybrid propulsion solution and introduce a new modular battery design that is easy to install and stackable to meet higher power demands. A commitment to sustainability drives the incorporation of 100% recyclable motors instead of conventional electrical motors, promoting a greener approach. The development of a more robust and modular control system, potentially utilizing three modular systems instead of one, is also in the project. Ultimately, our aim is to achieve a lower-cost, smaller hybrid propulsion solution design by reducing the number of components required, leading to cost savings and a reduced environmental footprint.

Continuing development of a retrofittable full electric ready propulsion system for vessels

We focus on developing a retrofittable marine full electric ready (FER) solution tailored for vessels operating short-distances or experiencing prolonged periods. Among its objectives are enhancing modularity in the design to accommodate interchangeable components like electric motors and battery packs based on varying vessel needs and layouts. We target to establish a streamlined installation process for the FER solution while prioritizing compactness, affordability, and ease of implementation. Crucially, the design should not increase the vessel’s weight or footprint. The solution should be easily convertible from a FER vessel (diesel + battery powered) to a full electric vessel (battery powered) in the future. It should also facilitate the integration of alternative greener energy sources, such as hydrogen, to power the electric motor. We seek to develop a fast charge design methodology for its lithium battery designs and enable retrofitted vessels to function as mobile battery charging points, capable of charging other battery-powered vessels.

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Key Factors Affecting the Results of Our Group’s Operations

Our operating results are primarily affected by those factors set out in the section headed ‘‘Risk Factors’’ in this prospectus and those set out below:

Growth in the Green Energy Solutions Market

The green energy solutions market represents one of the largest growth opportunities as the global marine sector grows more environmentally conscious. Demand for sustainable and green energy solutions will continue to grow. An ongoing replacement cycle for more energy efficient infrastructure and equipment and the expanding electrification of the broader marine industry creates constant opportunities for us. With global policy incentives driven towards accelerating growth in green energy solutions, we expect these industry trends to support our continued growth.

Cost of Construction and Supply Chains

Currently, ports are experiencing shortages in both dock workers and truck drivers. This shortage is contributing to congestion at the ports, affecting the smooth flow of operations. Due to the shortage of workers and resulting congestion, ports are undergoing delays of up to 20 days in their operations. These delays can have cascading effects on our supply chains, affecting the timely movement of our goods and causing disruptions to our delivery. Many ports are proactively addressing the labor shortage challenge with the support of government initiatives. By taking necessary measures and receiving governmental support, ports aim to increase the number of workers in their workforce and mitigate these challenges. This combined with the conflicts in Israel-Hamas and Ukraine-Russia wars have disrupted global supply chains. To mitigate the impact of these disruptions, we have resorted to increasing inventory levels to ensure continuity of operations to meet customer demands. However, the slowdown in inventory turnover have posed challenges in us managing working capital and optimizing inventory holding costs.

The ongoing increase in oil prices too poses a significant challenge as it directly impacts transportation costs. If these trends continue, logistics costs are expected to rise correspondingly. The challenges associated with rising oil prices and increased logistics costs are expected to persist, with forecasts indicating a further rise in the near future. This poses a significant challenge to our company in our import of systems and equipment and impact our operational expenses and profit margins.

Inflation

Inflation can indeed have the impact on increase in material costs within the maritime industry, subsequently leading to compressed profit margins. The Singapore inflation rate of 4.821% in year 2023 has driven up the prices of raw materials and components used in green energy solutions, such as lithium-ion batteries and electric vehicle components. This increase in material costs can be attributed to various factors, including rising demand for renewable energy technologies, supply chain disruptions, and fluctuations in commodity prices. As material costs rise, the expenses associated with manufacturing green energy solutions also increase. We may face higher procurement costs for essential components and materials, as well as elevated expenses for transportation, energy, and labor. These heightened production expenses contribute to a reduction in profit margins unless offset by corresponding increases in product prices. However, in the fiercely competitive environment, we may encounter challenges when attempting to pass on increased material costs to customers through higher product prices. Consumers and businesses alike are often sensitive to price changes, and aggressive pricing strategies may lead to loss of market share or reduced sales volumes. To mitigate the effects of inflation on material costs and profit margins, we may prioritize investments in innovation, research, and development. By developing more efficient manufacturing processes, exploring alternative materials, or enhancing product design, we can strive to reduce production expenses and maintain competitive pricing. In navigating these challenges effectively, we may adopt strategies to manage costs, optimize supply chain resilience, and innovate to enhance efficiency and competitiveness in a dynamic market environment.

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Critical Accounting Policies

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of significant accounting policies” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Revenue recognition

The following five steps are applied to achieve the core principle of the new revenue standard: (i) identify contract(s) with a client; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) we satisfy the performance obligation.

Our revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

We currently generate our revenues from the following main sources:

i.	Green energy solutions engineering projects
The Company provides engineering services such as procurement and construction management for electrical, instrumentation and vessel communications systems for onshore and offshore facilities. Revenue from engineering services is recognized as performance obligations satisfied over time using input method, measured by reference to the Company’s progress towards completion, based on the proportion of costs incurred to date to the estimated total costs. Costs incurred that are not related to the performance obligations or that do not contribute towards satisfying a performance obligation are excluded from the measure of progress and instead are expensed as incurred. For contracts where the Company does not have an enforceable right to payment, revenue is recognized only when the performance obligations are fulfilled, and the customers have accepted in accordance with the sales contract. If the value of engineering services rendered exceeds payments received from the customer, a contract asset is recognized.

ii.	Ship and offshore MRO services
Revenue and receivables on projects are recognized as performance obligations satisfied over time using input method, measured by reference to progress towards completion, based on the proportion of costs incurred to date to the estimated total costs. For the contract where the Company does not have an enforceable right to payment, revenue is recognized only when the performance obligations are fulfilled and the customers have accepted, in accordance with the sales contract. A contract asset is recognized when the Company has performed under the contract but has not billed the customer. A contract liability is recognized when the Company has not yet performed under the contract but has received advanced payment from customer.

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Critical accounting estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements.

The useful life and impairment of long-lived assets

The judgment that the long-lived assets, which include property and equipment and intangible assets, are being amortized over their useful lives and are not impaired are significant accounting estimates. We have estimated the useful life and residual value and concluded that no impairment loss was recognized as of December 31, 2022 and 2023.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. Forward-looking information is also considered in the evaluation of current expected credit losses. The Company writes off the receivable when it is determined to be uncollectible.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements is included in “Note 2—Summary of Significant Accounting Policies to our audited consolidated financial statements” included elsewhere in this prospectus.

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Results of Operations

Comparison of Years Ended December 31, 2022 and 2023

The following table summarizes the consolidated results of our operations for the year ended December 31, 2022 and 2023, respectively.

	For Years Ended December 31,
	2022	2023		Variance
	SGD	SGD	USD	SGD	% Change
Revenue	5,153,423	5,921,004	4,487,989	767,581	14.89%
Cost of sales	(3,253,916)	(3,882,028)	(2,942,491)	628,112	19.30%
Gross profit	1,899,507	2,038,976	1,545,498	139,469	7.34%

Selling and distribution expenses	1,293,862	1,892,247	1,436,033	598,385	46.25%
Administration expenses	406,323	1,298,915	982,794	892,592	219.68%
Research and development expenses	1,071,348	1,155,413	875,777	84,065	7.85%
Loss from operations	(872,026)	(2,307,599)	(1,749,109)	1,435,573	164.63%

Other income (expense):
Other income	177,726	26,894	20,385	(150,832)	(84.87)%
Interest expense	(139,682)	(193,345)	(146,551)	53,663	38.42%
Total other income (expense), net	38,044	(166,451)	(126,166)	(204,495)	(537.52)%

Loss before income tax expense	(833,982)	(2,474,046)	(1,875,272)	1,640,068	196.65%
Income tax expense	215,505	577,120	437,444	361,615	167.80%
Net loss	(618,477)	(1,896,930)	(1,437,828)	1,278,453	206.71%

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	-	13,023	9,716	13,023	-
Total comprehensive income (loss)	(618,477)	(1,883,907)	(1,428,112)	1,265,430	204.60%

Basic and diluted earnings (loss) per share to ordinary shareholders	-	-	-

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Revenue

Our revenue consists of two mains categories. The following table provides financial information for each of these operating groups.

	For Years Ended December 31,
	2022	2023		Variance
	SGD	SGD	USD	SGD	% Change
Revenue:
Green energy solutions engineering projects	1,649,611	4,539,494	3,440,835	2,889,883	175.19%
Ship and offshore MRO services	3,503,813	1,381,510	1,047,154	(2,122,302)	(60.57)%
Total	5,153,423	5,921,004	4,487,989	767,581	14.89%

Revenue as a percentage of total:
Green energy solutions engineering projects	32%	77%	77%
Ship and offshore MRO services	68%	23%	23%
Total	100%	100%	100%

Gross Profit Margin	37%	34%	34%

Our principal activities for the years ended December 31, 2023 and 2022 were green energy solutions engineering projects, and ship and offshore MRO services. Our revenue for the years ended December 31, 2023 and 2022 was S$5,921,004 and S$5,153,423, respectively, representing an increase of 14.89%. This was mainly due to transformative journey taken by the Company, having grown from being a project manager to a green technology solutions provider. Sea Forrest is committed to offering cost-efficient, innovative, and operator-centric solutions that align with the industry’s growing emphasis on sustainability.

Revenue from green energy solutions engineering projects saw a steady increase by S$2,889,883 or more than 100% increase, from S$1,649,611 for the year ended December 31, 2022 to S$4,539,494 for the year ended December 31, 2023. Such increase was primarily due to surge in demand in sales of marine electric propulsion systems. With the growing awareness of climate change and its detrimental effects, there is a heightened sense of transition towards renewable energy sources to mitigate carbon emissions and reduce environmental impact. Revenue from green energy solutions engineering projects accounted for 32% of our total revenue for the year ended December 31, 2022, as compared to 77% for the year ended December 31, 2023.

Revenue from ship and offshore MRO services decrease by S$2,122,302 or 60.57%, from S$3,503,813 for the year ended December 31, 2022 to S$1,381,510 for the year ended December 31, 2023. Such decrease was primarily due to a drop in engineering services, and ship and offshore structure repairs and modification as resources was directed to focus on the demand for Sea Forrest’s green energy solution. Revenue from ship and offshore MRO services accounted for 68% of our total revenue for the year ended December 31, 2022, as compared to 23% for the year ended December 31, 2023.

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Cost of sales

	For Years Ended December 31,
	2022	2023		Variance
	SGD	SGD	USD	SGD	% Change

Green energy solutions engineering projects	1,168,902	2,975,354	2,255,252	1,806,452	154.54%
Ship and offshore MRO services	2,085,014	906,674	687,239	(1,178,340)	(56.51)%
Total	3,253,916	3,882,028	2,942,491	628,112	19.30%

Cost of sales as a percentage of total:
Green energy solutions engineering projects	36%	77%	77%
Ship and offshore MRO services	64%	23%	23%
Total	100%	100%	100%

Our cost of sales comprises mainly green energy solutions engineering projects, and ship and offshore MRO services. Our total cost of sales increased by S$628,112 or by 19.30% from S$3,253,916 for the year ended December 31, 2022, to S$3,882,028 for the year ended December 31, 2023. Such increase mainly was in line with our increased revenue.

Cost of sales for green energy solutions engineering projects saw a steady increase by S$1,806,452 or more than 100% increase, from S$1,168,902 for the year ended December 31, 2022 to S$2,975,354 for the year ended December 31, 2023. Such increase was in line with the surge in demand in sales of marine electric propulsion systems. Cost of sales for green energy solutions engineering projects accounted for 36% of our total revenue for the year ended December 31, 2022, as compared to 77% for the year ended December 31, 2023.

Cost of sales for ship and offshore MRO services decrease by S$1,178,340 or 56.51%, from S$2,085,014 for the year ended December 31, 2022 to S$906,674 for the year ended December 31, 2023. Such decrease was in line with the drop in sales from engineering services, and ship and offshore structure repairs and modification. Cost of sales for ship and offshore MRO services accounted for 64% of our total revenue for the year ended December 31, 2022, as compared to 23% for the year ended December 31, 2023.

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Gross profit & Gross profit margin

	For Years Ended December 31,
	2022	2023		Variance
	SGD	SGD	USD	SGD	% Change

Gross profit
Green energy solutions engineering projects	480,709	1,564,140	1,185,583	1,083,431	225.38%
Ship and offshore MRO services	1,418,799	474,836	359,915	(943,962)	(66.53)%
Total	1,899,507	2,038,976	1,545,498	139,469	7.34%

Gross profit margin
Green energy solutions engineering projects	29%	34%	34%		5%
Ship and offshore MRO services	40%	34%	34%		(6)%

Gross profit increased by S$156,811, or 7.34% from S$1,899,507 for the year ended December 31, 2022 to S$2,038,976 for the year ended December 31, 2023. Such significant increase mainly driven by a notable rise in revenue from green energy solutions engineering projects.

Gross profit for green energy solutions engineering projects increase by S$1,083,431, representing a more than 200% increase, from S$480,709 for the year ended December 31, 2022 to S$1,564,140 for the year ended December 31, 2023. The gross margin for the year ended December 31, 2022 and 2023 was 29% and 34%, respectively. This substantial growth in gross profit reflects the heightened adoption of renewable energy solutions and efficiency in delivering green energy solutions within the market.

Gross profit for ship and offshore MRO services decreased by S$943,962 or 66.53%, from S$1,418,799 for the year ended December 31, 2022 to S$474,836 for the year ended December 31, 2023. The gross margin for the year ended December 31, 2022 and 2023 was 40% and 34%, respectively. Despite this decrease in profitability for ship and offshore MRO services, there is a strategic focus on the demand for Sea Forrest’s green energy solutions, reflecting a shift towards sustainable alternatives within the maritime industry. This focus aligns with our commitment in providing innovative and environmentally friendly solutions to meet evolving market demands and regulatory requirements.

Selling and distribution expenses

Our selling and distribution expenses increased by S$598,385, or 46.25% from S$1,293,862 for the year ended December 31, 2022 to S$1,892,247 for the year ended December 31, 2023. Such significant increase was primarily due to increase in exhibition, advertising and marketing expense to support its business objectives and drive future growth.

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Administration expenses

Our administration expenses increased by S$892,592, or more than 100% from S$406,323 for the year ended December 31, 2022 to S$1,298,915 for the year ended December 31, 2023. This increase was predominantly due to initial public offering related one-off expenses of S$660,143 in legal and professional expense and increase in freight and shipment charges which in line with the increase in revenue.

Research and development expenses

Our research and development expenses increased by S$84,065, or 8% from S$1,071,348 for the year ended December 31, 2022 to S$1,155,413 for the year ended December 31, 2023. Such significant increase was primarily due to expanding its research and development initiatives which relate to the design and testing of new or improved materials, products or processes.

For the year ended December 31, 2023 and 2022, our research and development strategies mainly focused on two areas that are fundamental to our growth and business operation, namely solar powered propulsion and marine smart energy charging solution:

(i)	Solar powered propulsion

Sea Forrest Power completed the researching on solar powered propulsion system in August 2023, which harnesses solar energy as its primary source and also incorporates onboard lithium batteries in ensuring continuous power availability throughout. We also introducing our innovative electric rim drive, which enhancing efficiency and manoeuvrability while minimizing environmental impact. Our propulsion system caters to a diverse range of industries, including reservoir and solar farm service boats, unlocking more possibilities in the field of emission-free marine transportation. We have delivered solar powered propulsion system to Philippine National Bank - Limited Purpose Branch (PNB) for utilization in Singapore’s waterways and reservoirs.

(ii)	Marine smart energy charging solution

We are developing a marine charging solution, which encompasses a comprehensive suite of charging solutions meticulously crafted for land, offshore, and ship-to-ship charging. This innovative solution aims to facilitate seamless charging of electric vessels throughout their journeys. As a crucial component of the electrification eco-system, our smart electric charging system ensures efficient and dependable charging for vessels of all types. Our system offers high-current dockside charging through conventional plug-in means. With robust and durable connectors designed to click on with a constant tension, it enables high-power transfer for rapid charging. Safety is our top priority, and our smart electric charging system is equipped with advanced features to mitigate risks, especially during off-board charging. This includes safeguards against damage and wear caused by harsh weather conditions, minimizing the need for frequent maintenance and repairs.

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Interest expense

Our interest expenses increased by S$53,663, or 38% from S$139,682 for the year ended December 31, 2022 to S$193,345 for the year ended December 31, 2023. Such significant increase was primarily due to substantial increase loan interest expenses from related parties, BH Global Corporation Ltd and Beng Hui Marine Electrical Pte. Ltd., in line with rise in amounts borrowed.

Income tax expense

We recorded income tax expenses of S$577,120 for the year ended December 31, 2023, as compared to S$215,505 for the year ended December 31, 2022, an increase of S$361,615 or 168%. The increase in the income tax expense mainly resulted from higher taxable income. The effective tax rate is 19% for the year ended December 31, 2023 and 2022.

Liquidity and Capital Resources

	For Years Ended December 31,
	2022	2023		Variance
	SGD	SGD	USD	SGD	% Change

Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year	558,682	727,813	551,666	169,131	30.27%

Net cash generated from/(used in) operating activities	(2,070,020)	1,139,557	863,759	3,209,577	155.05%
Net cash used in investing activities	(115,008)	(31,959)	(24,224)	(83,049)	(72.21)%
Net cash (used in)/generated from financing activities	2,354,159	(848,438)	(643,097)	(3,202,597)	(136.04)%
Foreign currency translation	-	13,095	9,926	13,095	-

Net increase in cash and cash equivalents	169,131	272,255	206,363	103,124	60.97%

Cash and cash equivalents as at the end of the year	727,813	1,000,068	758,029	272,255	37.41%

Cash Flows from Operating Activities

For the year ended December 31, 2023, net cash flow from operating activities was S$1,139,557 compared to cash flow used in operations of S$2,070,020 during the year ended December 31, 2022.

For the year ended December 31, 2023, the net loss before income tax of S$1,896,930, adjusted for non-cash items which included depreciation of property and equipment totalling S$74,993. This was offset against net cash inflow arising from the net change in operating assets and liabilities of S$ 2,961,494.

For the year ended December 31, 2022, net cash used in operating activities was attributed to net loss before income tax of S$618,477, adjusted for non-cash items which included depreciation of property and equipment totalling S$49,923. This was offset against net cash outflow arising from the net change in operating assets and liabilities of S$1,501,466.

Cash Flows from Investing Activities

Net cash used in investing activities was S$31,959 for the year ended December 31, 2023, as compared to S$115,008 for the year ended December 31, 2022.

Net cash used in investing activities for the year ended December 31, 2023 consisted of purchase of property and equipment of S$31,959.

Net cash used in investing activities for the year ended December 31, 2022 consisted of purchase of property and equipment of S$115,009 and offset by the proceeds from disposal of equity investment in an associate company, BOS Marine & Offshore Engineering Corporation (Japan), of S$1.

Cash Flows from Financing Activities

Net cash used in the financing activities was S$848,438 for the year ended December 31, 2023, as compared to net cash provided by financing activities of S$2,354,159 for the year ended December 31, 2022.

Net cash used in financing activities for the year ended December 31, 2023 consisted of repayment of advances from related parties, BOS Offshore & Marine Pte Ltd, Beng Hui Marine Electrical Pte Ltd, Athena Dynamics Pte. Ltd., and BH Global Corporation Ltd, of S$848,438.

Net cash provided by financing activities for the year ended December 31, 2022 consisted of advances from related parties, BOS Offshore & Marine Pte Ltd, Beng Hui Marine Electrical Pte Ltd, Athena Dynamics Pte. Ltd., and BH Global Corporation Ltd, of S$2,354,159.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

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Controls and Procedures

We have established data access rights for each department and data file. This ensures that access to sensitive information is controlled, limiting it to relevant personnel. The appointment of management personnel to oversee these access rights enhances accountability. A comprehensive data protection policy has been established, providing guidelines on the proper handling, storage, and access of confidential information. This policy serves as a foundational document in safeguarding sensitive data. The formation of an Information Security Committee signifies a proactive approach to managing information security. The committee focuses on the establishment of information management rules and guidelines. This involves defining the classification of confidential information, setting up storage locations for such information, and documenting intangible assets. These measures contribute to a structured and organized approach to information management. There is a clear emphasis on establishing and strengthening information security infrastructure. This involves deploying technological solutions and safeguards to protect data integrity and prevent unauthorized access. Recognizing the importance of human factors in information security, we are proactive in providing information security education for company personnel. This ensures that employees are well-informed and trained in best practices, reducing the risk of human-related security breaches.

We have a quality management system in place to fulfil our commitment to client satisfaction, continual improvement of the effectiveness of our quality system and compliance with applicable regulations and requirements. Sea Forrest have demonstrated a strong commitment to quality management and workplace safety through the attainment of relevant certifications:

i.	ISO 9001 certificate (Quality management)

On January 19, 2022, SF (Engineering) and SF (Power) were each accredited with the ISO 9001 certificate from NQA Global Certification Body (NQA). The ISO 9001 certificate for each of SF (Engineering) and SF (Power) was reissued on December 25, 2023 and will expire on March 6, 2027. ISO 9001 signifies a commitment to maintaining a high standard of quality in business processes.

ii.	ISO 45001 certificate (Health and safety management)

On January 19, 2022, SF (Engineering) and SF (Power) were each accredited with the ISO 45001 certificate from NQA. The ISO 45001 certificate for each of SF (Engineering) and SF (Power) was reissued on December 25, 2023 and will expire on March 6, 2027. ISO 45001 demonstrates a focus on ensuring a safe and healthy working environment for employees.

In addition, we have also received recognition through the BizSAFE Star certificate, a nationally recognized capability-building program in Singapore for workplace safety and health. On May 4, 2021 and April 19, 2022 respectively, SF (Engineering) and SF (Power) were accredited with the bizSAFE Star certificate with level STAR from Workplace Safety and Health Council of Singapore. Following the expiry of both these certificates on March 6, 2024, the bizSAFE Star certificate was again issued to Sea Forrest Engineering and Sea Forrest Power on March 7, 2024 and March 22, 2024 respectively, and both such certificates will expire on March 6, 2027. The achievement of the BizSAFE Star certificate reflects the company’s commitment to building and maintaining strong workplace safety and health capabilities.

We maintain various insurance policies to safeguard against risks and unexpected events. The Insurance undertaken by the company includes Workmen’s Injury Compensation Insurance, Group Personal Accident Insurance, Group Personal Hospitalization & Surgical, Group Business Travel, Public and Products Liability Insurance, Cyber Security Insurance, and Industrial All Risk. Our insurance coverage is in line with the customary practice in the marine electrification and engineering industry in Singapore. During the year ended December 31, 2022, we did not make any material insurance claims in relation to our business.

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Quantitative and Qualitative Disclosures about Market Risk

The global maritime market, with a size of $168.5 billion in 2020, is anticipated to experience moderate growth, reaching over $183 billion by 2026. Despite a positive outlook for the maritime industry, several challenges may contribute to a slower recovery compared to the global economic outlook due to cautious sentiment.

Several factors are contributing to the slower-than-expected recovery:

i.	High inflation

Inflationary pressures are impacting economic conditions globally, influencing consumer behavior and business operations.

ii.	Soaring energy costs

The conflict between Russia and Ukraine has led to increasing energy costs, affecting the overall cost structure within the maritime industry.

iii.	Labor shortages

Critical shortages of port workers and truck drivers are causing significant delays, with reported delays of up to 20 days. This bottleneck in the supply chain has impacts on the timely movement of goods.

While the industry is navigating challenges, the cautious sentiment is understandable given the complex interplay of economic, geopolitical, and labor-related factors. It emphasizes the need for resilience and adaptability within the maritime sector as we seek to overcome these challenges and contribute to global trade and economic recovery. Continued monitoring and strategic adjustments will likely be essential in the maritime industry to navigate these uncertainties and ensure sustainable growth.

HISTORY AND CORPORATE STRUCTURE

As at the date of this prospectus, our Group is comprised of the Company SF (International) and its subsidiaries, SF (Ventures) , SF (Technologies), SF (Power), and SF (Engineering).

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Corporate Structure(1)

(1)	This will be the corporate structure of the company after their reorganization is complete accounting only for the Class A Shares.

Entities

A description of our principal subsidiaries is set out below.

SF (Ventures)

SF (Ventures) was incorporated on August 1, 2023, in the Cayman Islands for the purpose of being a holding company. As part of a group reorganization on [●], SF (Ventures) became an indirectly wholly owned subsidiary of our Company.

SF (Technologies)

SF(Technologies) was incorporated on August 3, 2023, in Singapore for the purpose of being a holding company. As part of a group reorganization on [●], SF (Technologies) became an indirectly wholly owned subsidiary of our Company.

SF (Power)

BOS Power Solutions Pte. Ltd. was incorporated on October 2, 2020, in Singapore. It is principally engaged in the development of marine electrification, charging and marine energy storage solutions. On January 29, 2021, BOS Power Solutions Pte. Ltd. changed its name to SF (Power). As part of a group reorganization on [●], SF (Power) became an indirectly wholly owned subsidiary of our Company.

SF (Engineering)

SF (Engineering) was incorporated on October 8, 2014 in Singapore. It is principally engaged in project management of oil rig construction, afloat repairs/maintenance, and fabrication services. As part of a group reorganization on [●], SF (Engineering) became an indirectly wholly owned subsidiary of our Company.

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INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from Frost & Sullivan Limited (“Frost & Sullivan”)’s industry report commissioned by us entitled “The Interconnect Product Market Independent Market Research” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF SUSTAINABLE MARINE ENERGY SOLUTIONS INDUSTRY

Definitions and Classifications of Sustainable Marine Energy Solutions

Sustainable marine energy solutions refer to strategic efforts aimed at mitigating carbon emissions specifically within the maritime shipping sector, which holds a significant rank in global carbon emissions. Sustainable marine energy solutions are crucial as they emphasize the transformation of the maritime transportation landscape, leveraging renewable energy sources to counteract the prevalent environmental challenges posed by traditional maritime fuel sources.

Sustainable marine energy solutions encompass various segments, including transforming maritime transportation sector from fossil fuel to electric and hybrid propulsion system (EHPS); designing and installing maritime battery system to ensure sufficient energy capacity; establishing energy-saving and smart charging systems to support the electrification of maritime transportation. Ultimately, the objective is to leverage renewable energy sources in offshore environments, thereby reducing greenhouse gas emissions and promoting sustainable practices within the maritime sector.

In 2022, vessels registered with classification societies from major countries and regions totaled 670.0 units. Due to advancements in battery technology that enable higher energy density and reduced energy storage costs, the count of electric and hybrid vessels is projected to rise from 935.0 units in 2023 to 2,059.0 units by 2025, reflecting a CAGR of 48.4% from 2023 to 2025. In line with the International Maritime Organization’s (IMO) ambitious goal of decreasing carbon intensity by 40% by 2030 relative to 2008 levels, the uptake of electric and hybrid vessels is anticipated to grow further. By 2030, it’s estimated that there will be 29,936.0 units of such vessels globally, with a projected CAGR of 70.8% between 2025 and 2030.

Global Electric and Hybrid Vessels Ownership, 2022-2030E

Note: The ownership count in the chart above includes vessels registered with classification societies from major countries and regions around the world. It does not encompass inland waterways, non-merchant vessels, or non-propelled vessels.

Source: Frost & Sullivan Report

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OVERVIEW OF MARINE EHPS INDUSTRY

Definitions and Classifications of Marine EHPS

Marine EHPS include full electric propulsion system and hybrid propulsion system. The full electric propulsion system utilizes electrical power to drive propeller blades for propulsion. The core structure of this system includes a marine battery system, an electronic control system, and a propulsion system. The hybrid propulsion system, on the other hand, involves using two or more sources of propulsion, such as diesel, batteries, and other energy sources. Among the hybrid propulsion system, it can be further classified into a full electric ready propulsion system and green hybrid propulsion solution system. From an application perspective, the EHPS can be applied to coastal crafts, sea-going vessels, and ocean-going vessels, depending on their travel range and purpose. Coastal crafts typically refer to vessels designed to operate in coastal waters with travel ranges less than 200 nautical miles, while tugboat is one of the typical examples. Sea-going vessels are generally operated in the inland waterways with travel ranges from 200 to 500 nautical miles, such as fishing boats, cargo vessels and cruise ships. Compared to ocean-going vessels, coastal crafts and sea-going vessels are often smaller and more maneuverable, while the ocean-going vessels are built to withstand the harsh conditions far from the coast with travel range more than 500 nautical miles.

At present, coastal crafts and sea-going vessels primarily apply the conventional fuel-driven system, accompanying with large potential to electrify. The ocean-going vessels utilize the hybrid with alternative fuel to achieve the net zero emission target. In the future, the electric propulsion system is expected to widely implement on coastal crafts due to limited operating range, meanwhile, the hybrid propulsion system is expected to achieve widespread application on sea-going and ocean-going vessels, effectively meeting the long-range sailing requirements.

Value Chain Analysis of Marine EHPS Industry

The upstream segment of the marine EHPS industry comprises motor-related module manufacturers and other parts manufacturers. They play a crucial role in the supply chain by providing essential components for EHPS. For the motor-related module manufacturers, they provide E-motor, gearbox and power module (including motor drive and controls, DC/AC converters, etc.) Other parts manufacturers provide the important parts in the propulsion system, including propellers and thrusters. These manufacturers constitute the basis for the electrification of the vessels.

The midstream segment encompasses marine EHPS solution providers which can be attributed into retrofitting the EHPS on existing vessels and installing EHPS on the newly built vessels. Among the process of retrofitting, customized space redesign ensures the best fit of EHPS plans on existing vessels through choosing among full electric propulsion system, full electric ready propulsion system and green hybrid propulsion solution system. Based on specialized plans, marine EHPS solution providers start to outsource motor and parts to achieve the product integration and final installation. Even if the steps are similar for the EHPS installation on newly built vessels, each process is more sequential corresponding to the vessels designed for EHPS. In the future, regarding the high initial acquisition cost of EHPS, cost-effectiveness of the marine EHPS solution will be the key to realize scale application.

The downstream segment of the marine EHPS industry involves the utilization of coastal crafts, sea-going vessels and ocean-going vessels. Compared with conventional diesel engine propulsion systems, EHPS has higher economic and environmental benefits, easier maneuvering ability and fine-tuning, and lower operating noise. At present, EHPS can be implemented in coastal crafts and sea-going vessels such as with tugboats, ferries, cargo vessels, cruise vessels, etc. In the future, as battery technology improves, more ocean-going vessels will be installed with EHPS to support the longer travel range and to achieve lower carbon emission.

Market Size of Marine EHPS Industry

The market size of the global marine EHPS industry has witnessed a significant upward trajectory from 2022 to 2030. Starting at a modest USD78.4 million in 2022, the industry is anticipated to reach USD149.5 million by 2023, USD366.5 million by 2025 and USD5,802.0 million by 2030, representing an impressive CAGR of 56.6% from 2023 to 2025 and 73.7% from 2025 to 2030. The surging demand in EHPS industry is mainly due to the increasing demand for sustainable marine travel based on the large global fleet, significant improvement on the technology associated with EHPS, availability of retrofitting the existing fuel-driven vessels, expanded application scenarios and technological advancement of propulsion system, thus signalizing the beginning of an industry-wide transformation as stakeholders lean towards more sustainable and efficient propulsion systems. The aggressive growth trajectory also suggests strong confidence in the technology and reflects global initiatives to reduce carbon emissions and adopt greener maritime practices.

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Market Size of Global Marine EHPS Industry, 2022-2030E

Source: Frost & Sullivan Report

Market Drivers and Trends of Marine EHPS Industry

Development of EHPS fuels the optimization of conventional vessel

Following the development of EHPS, vessels enjoy several advantages, including increased space, reduced costs, enhanced driving experience, and more. Traditional vessels often have their shaft systems accounting for approximately 40% of the ship’s length. By incorporating EHPS, these vessels can replace or reduce traditional drive shaft systems, generators, oil distributors, oil tanks, fuel boilers, and other facilities, thereby improving layout and enabling a more rational distribution of space. From a cost perspective, vessels equipped with EHPS save a considerable amount of operating costs compared to conventional diesel ships. As an example, a pure electric tugboat can save an equivalent amount to the cost of purchasing a conventional tugboat throughout its service life. Additionally, vessels equipped with EHPS can easily adjust motor speeds due to the full-swing design of the propellers, ensuring constant torque during both forward and reverse rotations. Besides the previous advantages, vessels with EHPS use multiple battery packs as energy sources and backups for each other. The battery management system (BMS) can isolate faulty packs promptly without affecting the normal power supply of other battery packs. Therefore, these advantages fuel the optimization of conventional vessels, supporting the development of EHPS.

Regulatory requirements boost the adoption of EHPS

To meet the goal of global carbon neutrality and green transformation, stricter regulatory requirements have been implemented in various countries and regions. In the United States, Environmental Protection Agency (EPA) has introduced the “Scope 3 Inventory Guidance” for the corporate climate leadership to restrict the activities from assets not owned or controlled by the reporting organization. “Scope 3 standard provides a clear standard on reporting the scope 3 emission, including the organization’s total greenhouse gas (GHG) emission. Criteria of relevant scope 3 categories is calculated based on size, influence, risk, stakeholders, outsourcing, sector guidance and other related standards. Many organizations will improve the accuracy of scope 3 emissions over time and expand to include more categories as adequate data becomes available. Thus, more accurate and more specific estimation on the Scope 3 emission supports the development of policy support on the full-electric and hybrid vessels. In the future, it is expected that additional policies will be issued to control the GHG emission, boosting the adoption rate of the EHPS.

Retrofitting existing fuel-consumed vessels enables the accelerated development of global marine EHPS industry

Replacement of a global fleet of 102,899 vessels may take several decades to achieve since vessels can easily operate for more than 20 years. Also, it can be costly if the vessel operators forcibly retire their fuel-driven vessels as the production cost of ocean-going vessels may reach hundreds of millions of dollars. To meet the decarbonized goal of reduced the carbon intensity of vessels in international maritime transportation by at least 40% by 2030 compared to 2008 and to ensure the application of EHPS on most vessels in the near future, market participants will engage in retrofitting the existing fuel-consumed vessels to avoid waiting the end-of-life cycles of vessels. The steps for retrofitting can be generally categorized into feasibility study, electric propulsion system selection, battery system design, integration plan, structural modifications and power distribution systems. Even if these steps can be complicated to deploy on the vessels, the retrofitting scheme can largely reduce the replacement cost and future operating costs, further satisfying the emission standard. Therefore, retrofitting will be the mainstream to support the accelerated development of global marine EHPS industry. Further, preparing the equipment for retrofitting existing fuel-consumed vessel may take 2 years of waiting time. Due to the limited number of EHPS providers, lead time will increase as the number of orders continues to grow. It is expected that retrofitting existing fuel-consumed vessels will reach peak in 5 to 7 years, while reaching balance after around 10 years, witnessing the accelerated development of global marine EHPS industry.

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Entry Barriers of Marine EHPS Industry

Knowledge barrier

The marine EHPS industry faces a knowledge barrier in the transformation of vessels’ propulsion systems from fossil fuels to hybrid or full electric propulsion systems. The successful transition requires a deep understanding of the technological aspects, infrastructure requirements, and operational considerations involved in retrofitting vessels with alternative energy systems. Knowledge base on retrofitting of conventional fuel-driven vessels is much more complicated compared to the EHPS on newly built vessels, related process involving with customized space design, motor and parts outsourcing, product integration, installation to fit existing vessels, etc. The lack of in-depth knowledge and expertise in this field presents a challenge for industry players seeking to adopt sustainable marine transportation solutions, shortage of methods to ensure the cost-effectiveness, difficulty to achieve the technological compatibility on various vessels and inability to scale the downstream application scenarios.

Customer relationship barrier

Since the global marine EHPS industry is a highly specialized industry relying on advanced technology, guaranteed quality, service and brand development, customers in the industry usually have a high sense of brand identity and loyalty. For example, approved certificates for lithium-ion battery-related products in different regions and countries are mainly issued to limited lithium-ion battery leading companies, involving products including E-motor, gearbox, power module, etc. Firms cooperating with approved certificates have quality assurance, ensuring the reliability and retrofitting efficiency of EHPS. Further, the operation and maintenance process of EHPS may take several years to sustain. For other market participants, establishing a solid and firm customer relationship may be tough since the lack of their existing products and brands. Also, new entrants are unable to produce EHPS that are compatible for various types of vessels including fast crew boats, wind farm crew transfer vehicles (CTVs), supply vessels, passenger ferries, etc.

OVERVIEW OF MARINE BATTERY SYSTEM INDUSTRY

Definitions and Classifications of Marine Battery System

The marine battery system is a specialized system designed to retain energy essential for propulsion, while also furnishing electrical power for onboard functionalities. Its sustainable nature stems from its capacity to curtail carbon emissions, as it can harness and distribute electricity derived from renewable sources like solar and wind. Additionally, the system can capture and preserve surplus energy produced by the engine for subsequent utilization.

The system includes front-end hardware and back-end software. Front-end hardware stores energy from different sources and saves it in rechargeable batteries for later use, which mainly includes battery and BMS. Examples of battery systems are marinized batteries and containerize & centralized batteries, etc. The Back-end software is crucial for maintaining the optimal performance of the battery system in different situations, which mainly includes real time data monitoring, preventive maintenance and software patch update base on integration with grid or vessel systems.

Value Chain Analysis of Marine Battery System Industry

The upstream segment of the marine battery system industry comprises the suppliers of lithium-ion batteries, such as LFP battery and NMC battery supplier as well as battery cooling system suppliers. Suppliers play a crucial role in the supply chain by providing essential components for producing marine battery systems.

The midstream segment of the marine battery system involves a diverse range of functions, including integration with grid or vessel systems, real-time data monitoring, preventive maintenance, and software patch updates. These functions are designed to collect and analyze operational data, optimizing system performance, reducing downtime, and extending equipment lifespan. The transformation of ships into sustainable energy sources is not a mass-produced program. Therefore, ensuring better adaptation of battery systems to each individual vessel is of utmost importance.

The downstream segment of the marine battery system caters to various industries such as offshore energy, maritime ports, international freight, fishing and others. As the shift towards sustainable energy sources becomes more prominent, the marine energy system will play a leading role and replace traditional fuel vessels. This shift is driven by the need for environmental sustainability and the benefits offered by sustainable energy solutions in terms of reduced emissions and operational costs.

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Market Size of Marine Battery System Industry

The global marine battery system industry is poised for a significant expansion between 2022 and 2030. Commencing at USD116.7 million in 2022, forecasts suggest that the industry will surge to USD664.4 million by 2025 and a remarkable USD15,341.1 million by 2030. This equates to a remarkable CAGR of approximately 70.5% from 2023 to 2025, followed by an even more impressive CAGR of approximately 87.4% from 2025 to 2030. This robust growth trajectory not only signifies a profound confidence in marine battery system technologies but also reflects the global commitment to combat climate change, reduce carbon emissions, and promote sustainability in the maritime sector. As battery technology improves and marine battery systems become more widely adopted, the industry is expected to maintain its upward trajectory in the coming years.

Market Size of Global Marine Battery System Industry, 2022-2030E

Source: Frost & Sullivan Report

Market Drivers and Trends of Marine Battery System Industry

Marine battery system revolutionizes eco-friendly port operations

In the realm of port operations, the energy and carbon footprint are pronounced due to extensive activities like vessel handling, terminal operations, and administrative functions, which predominantly depend on fossil fuels. The marine battery system is emerging as a solution tailored for maritime transportation aims to usher in sustainability and cost efficiency. This battery system not only presents a pathway towards reducing the reliance on traditional energy sources but also offers an avenue to tap into renewables or effective battery systems. By doing so, the industry can significantly decrease the carbon output from port operations, aligning with global environmental benchmarks and regulatory requirements concerning emissions. Furthermore, the economic appeal of the marine battery system can serve as a catalyst for port operators and ship owners to integrate eco-friendly methodologies, propelling the shift towards an eco-conscious port sector.

Anticipated exponential growth in battery system driven by technological advancements

The evolution of the marine battery system industry is intricately linked to advancements in its underlying technology. Currently, two significant electrolytes, Lithium bis(fluorosulfonyl)imide (LiFSI) and Lithium hexafluorophosphate (LiPF6), stand out in the industry’s focus. While LiPF6 boasts a mature production process and cost-effectiveness, LiFSI overshadows it with superior attributes, including elevated electrical conductivity, enhanced thermal stability, and commendable hydrolytic stability. Given these advantages, there’s a plausible trajectory where LiFSI might replace LiPF6 in the future, hinting at the critical role technological innovation plays in steering the marine battery system sector. At present, the predominant application of these innovations is seen in coastal vessels, reflecting the industry’s nascent stage in leveraging these technologies. However, as the technology matures, it’s anticipated that its application will expand to more demanding realms, such as oceanic and extended navigation scenarios. The continual refinement in battery technology will make sustainable navigation more practicable. Concurrently, breakthroughs in battery systems are poised to offer greater energy density and unwavering reliability. This will inevitably cater to the needs of long-haul voyages and cater to high-power necessities, reinforcing the industry’s movement towards a more sustainable and technologically advanced future.

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Declining costs boost marine battery system growth

The marine battery system industry is undergoing a transformative shift, highlighted by a significant reduction in the Levelized Cost of Energy (LCOE). The LCOE, which essentially gives a snapshot of the per-unit cost (usually per KWh) of marine battery system over an assumed financial life and duty cycle, saw a decrease from USD403.0 per KWh in 2017 to USD288.0 per KWh in 2022. Impressively, projections indicate that this downward trajectory is set to continue, reaching an anticipated USD240.0 per KWh by 2027. This pronounced cost reduction can be primarily attributed to groundbreaking advancements in battery technology. These technological leaps encompass multiple facets: there has been a noteworthy improvement in the energy density of batteries, which allows them to store more energy for a given volume; manufacturing processes have become more streamlined and cost-efficient; and the overall life cycle of batteries has seen a significant uptick, meaning they last longer and can be cycled more times before their capacity degrades. As these innovations drive down costs, they act as catalysts for industry growth by making marine battery systems more economically viable. The implication here is clear: as the industry continues to innovate and economies of scale come into play, marine battery system will not only become more affordable but also more prevalent, serving as a linchpin for sustainable marine energy solutions worldwide.

Entry Barriers of Marine Battery System Industry

Regulatory and compliance barrier

Classification societies stand at the nexus of the marine battery system industry, orchestrating the development of pivotal guidelines and regulations tailored to this nascent sector. Given the relative novelty of these systems in maritime spheres, there’s a palpable demand for uniform guidelines to foster consistency in design, construction, and operation. The classification societies, working in tandem with industry players, regulatory entities, and research hubs, act as conduits for crystallizing these standards, thereby smoothing the path for technological evolution and execution. Concurrently, flag state regulations, governed by the jurisdiction under which a marine vessel or setup is registered, dictate specific mandates. These regulations, acting as the vessel’s regulatory compass, encompass a spectrum of safety, operational, and environmental standards. Inspections, audits, and compliance checks ensure the vessel’s alignment with global conventions and domestic legislation. Aspects like emergency response protocols, risk analysis, and periodic reporting might be part of the flag state’s prerequisites, underscoring their commitment to safety and environmental stewardship. For the marine battery system industry, navigating the maze of classification guidelines and flag state directives is not just a regulatory mandate but a strategic imperative. Companies new to the marine battery system industry are required to track and follow required laws and regulations, thereby creating regulatory and compliance barriers in the industry.

Customer recognition barrier

The marine battery system industry is characterized by distinct barriers that make market entry a challenging endeavor. One of the most formidable barriers is the inherent customer recognition established by early industry pioneers. With a substantial first-mover advantage, these pioneers have entrenched themselves deeply within the industry’s framework, setting benchmarks and standards that become the gold standard for evaluations. As they carve out a reliable and robust reputation, they inadvertently set up high customer expectations, making it challenging for newcomers to create a similar impact. In this ecosystem, recognition is not merely a byproduct of marketing; it is built on a foundation of trust, consistent performance, and superior standards. Beyond just brand reputation, the establishment of specific operational standards further cements the position of these industry leaders. Parameters such as FAT (Factory Acceptance Test) at the procurement stage ensure that every component meets stringent quality criteria. The SAT (Site Acceptance Test), conducted at the client’s location, becomes an affirmation of the product’s integration within the client’s operational framework. Additionally, the HAT (Harbor Acceptance Test) further fortifies the commitment to quality, assessing everything from mechanical operability to navigational accuracy post-modifications. These multifaceted evaluations, which emphasize quality and reliability, are hard to replicate, especially for newcomers lacking intricate understanding and experience in the field. Consequently, these high standards, combined with the recognition barrier, create a robust competitive environment where the established entities enjoy a distinct edge, making it arduous for newcomers to find equivalent footing.

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BUSINESS

Overview

The Company is a holding company incorporated on July 27, 2023 under the laws of the Cayman Islands. The Company is headquartered in Singapore and through the subsidiaries SF (Engineering) and SF (Power), are involved in engineering design and consultancy services in energy management and clean energy systems, and wholesale of marine equipment and accessories, ship and offshore structure repairs and modification while afloat, relating to offshore maintenance, repairs, and overhauling (“MRO”) services. SF (Engineering) provides afloat repairs and MRO services while SF (Power) focuses on green energy solutions. Our business lines consist of (i) green energy solutions and ship and (ii) offshore MRO services. Our green energy solutions includes (i) marine electric propulsion solutions, (ii) marine energy storage solution (focus on battery less than 1.5MWh systems; including systems such as Green Cabin) and (iii) marine charging solution (focus on direct current chargers) and (iv) marine renewable solution. Our MRO services encompasses a wide range of services such as afloat repairs, maintenance, installation, structure and piping fabrication, and project and procurement management.

The Company initially specialized in project management for the construction of oil rigs, afloat repairs, maintenance, and fabrication services. In 2019, SF (Power) underwent a transformative shift, expanding into the development of green solutions for the maritime industry. This strategic move encompassed marine electrification, charging, and marine energy storage solutions. Notably, SF (Power) played a pivotal role in providing a hybrid solution for Singapore’s first hybrid-powered pilot boat, marking a significant milestone in the company’s journey toward sustainable maritime solutions.We believe that our green energy solutions business segment is currently experiencing and will continue to experience strong demand, driven by global climate change concerns and governmental and supra-national forces. We aim to deliver cost effective, innovative, and simple solutions, enabling mass adoption to reduce maritime carbon footprint. Our core competency is in the field of providing decarbonization and electrification solutions for the maritime industry, thus meeting environmental, sustainability and governance goals. Consequently, SF (Power)’s operations will continue to become a more integral part of our Group’s business. For the financial year ended December 31, 2022, 32% and 68% of our revenues were generated from SF (Power) and SF (Engineering) respectively. For the financial year ended December 31, 2023, 77% and 23% of our revenues were generated from SF (Power) and SF (Engineering) respectively. For the financial year ended December 31, 2023, our revenue was US$4,487,989 and our net loss was US$1,896,930.

Our Product Offerings offered by SF (Power)

(a)	Marine Green Energy Solutions

The diagram above depicts the type of vessels our customers own that are suitable for our various solutions.

We contribute to the sustainability efforts of the maritime industry through our design, development, and integration of maritime electrification solutions with the development of full eco-systems. The Products and Specifications diagram below depicts the different features of the 5 marine green energy solutions we currently provide to our customers depending on their needs. We are passionate about driving change in the maritime electrification industry, focusing on plug-in hybrid retrofit and advanced vessel construction.

Products and Specifications

We currently offer through SF (Power), 5 product categories. The products specified in the table below offered by SF Power contributed to [--]% of our total revenue in the financial year ended December 31, 2023. For the financial year ended December 31, 2023, the full electric propulsion system , full electric ready propulsion system, green hybrid, green cabin and energy cube contributed to 21.43%, 44.41%, 15.04%, 0.03%, 0% of SF Power’s revenue respectively.

Sea Forrest Product description	Diesel Propulsion	Diesel Generation	Electric Propulsion	Electric Hotel Load	Slow Speed	Speed Range	Loiter	Long Distance	Short Distance	% of revenue for December 31, 2023
Full Electric			Yes	Yes	Yes	Yes			Yes	21.43
Full Electric Ready		Yes	Yes	Yes		Yes				44.41
Green Hybrid	Yes	Yes	Yes	Yes			Yes	Yes		15.04
Green Cabin	Yes	Yes	n/a	Yes				Yes		0.03
Energy Cube	Yes	Yes	Yes	Yes						0

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Marine Electric Propulsion Solutions

The first three products in our Products and Specifications diagram above namely the (i) Full Electric Propulsion System (“FEPS”), (ii) Full Electric Ready Propulsion System (“FERPS”) and (iii) Green Hybrid Propulsion System (“GHPS”) and are our marine electric propulsion solutions to customers, meaning that they are propulsion systems that provide the necessary power and thrust to propel a watercraft, such as ships, boats, or other marine vessels, through water. Depending on their individual needs, we would recommend that to adopt a particular system.

Full Electric Propulsion System

Our Full Electric Propulsion System (“FEPS”) operates entirely on electrical power, resulting in zero emissions. It harnesses an onboard lithium battery and can be charged via plug-in stations onshore. Whether integrated into existing vessels or new builds, this retrofit-friendly system is an excellent fit for various applications, including harbor tugs, passenger ferries, supply boats, and harbor launches.

However, to expand its viability across greater distances and support a broader range of use cases, we recognize the current limitations of battery technology in terms of power storage and weight-efficiency tradeoffs. Therefore, for now, our customers are using this system for their sight-seeing vessels, and inland watercraft. To address this problem, we are actively working on developing an extensive and comprehensive charging infrastructure both onshore and offshore. Our dedicated efforts focus on implementing a direct current charging system to complement our FEPS. Further details can be found in the “Business—Research and Development” section.

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Full Electric Ready Propulsion System

A diesel-electric engine for marine vessels is a propulsion system that combines diesel engines and electric motors to drive the ship’s propellers. Unlike conventional systems, where the diesel engines directly connect to the propellers, in the diesel-electric setup, the diesel engines function as generators, producing electricity. Nowadays, conventional systems are often paired with lithium-ion batteries, storing the energy generated by the diesel engines to power the electric motors. These systems are known as “diesel-electric plus battery” systems.

Our FERPS system shares similarities with the diesel-electric plus battery setup. However, in conventional diesel-electric propulsion, the Power Bus Bar, a central electrical distribution point that collects and distributes electrical power from the generators to various consumers, operates on alternating current (AC). To power the electric motor, a variable frequency drive is required, converting AC to direct current (DC) and back to AC, resulting in energy losses and reduced efficiency. In contrast, our FERPS system is more energy-efficient since our power module, which drives the electric motor, operates on DC. This means there is only a single conversion to AC to power our motor, minimizing energy losses and significantly increasing energy efficiency.

Our FERPS system offers the flexibility of being powered by either a rechargeable lithium battery or the diesel generator, either independently or simultaneously. Currently, prevalent battery technology presents a challenge for long-distance travel due to the trade-off between battery weight and capacity. Additionally, the infrastructure is also not in place where charging stations are available far out at sea where the vessels using this system are operating. However, we have future-proofed our system to adapt to advancements in battery technology. In the event of significant improvements in battery technology, where onboard batteries can provide sufficient capacity for extended journeys, our system allows for the potential removal of the diesel generator. This ensures that our clients can benefit from prolonged battery-powered operations, making it economically viable for their specific use cases. Moreover, our FERPS system is designed with adaptability in mind. It can be easily retrofitted with plug-in capabilities and fuel cells to integrate seamlessly with our clients’ existing vessels. This way, our system remains adaptable and responsive to emerging technologies, providing our clients with a sustainable and forward-looking marine propulsion solution.

The FERPS runs most efficiently when there is a range of speeds that the vessel is moving at, consequently, as can be seen from our product and specification table, it is most suitable for customers looking to retrofit their bunker tankers, tugboats, and platform supply vessels. Additionally, the FERPS system is also particular good for offshore vessels involved in oil reserve exploration because they have to stay in a particular location for a long time. The operators of such vessels can shut off diesel generation, then rely on power generation from the onboard battery for minimal manoeuvrability of the motor to prevent drifting.

The FERPS system achieves its highest efficiency when the vessel operates within a range of speeds. As evident from our product and specification table, it proves exceptionally well-suited for customers seeking to retrofit their bunker tankers, tugboats, and platform supply vessels. Furthermore, the FERPS system offers distinct advantages for offshore vessels engaged in oil reserve exploration, where prolonged station-keeping is essential.

In scenarios where vessels need to maintain a fixed position for extended periods, operators can switch off the diesel generation and rely solely on the onboard battery for minimal motor maneuvering, preventing any undesired drifting. This capability enhances operational efficiency and reduces environmental impact, making the FERPS system a valuable choice for a variety of marine applications.

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Green Hybrid Propulsion System

In contrast to the FER and FERPS propulsion systems, our Green Hybrid Propulsion System (“GHPS”) offers a unique parallel hybrid configuration, allowing marine vessel operators to choose from multiple power sources. The GHPS can be operated in three modes:

(i)	Zero-Emission Mode: The vessel runs solely on the electric motor, producing zero emissions, and utilizing energy from the high-voltage battery pack.

(ii)	Green Mode: In this mode, the GHPS combines power from both the electric motor and the diesel engine, achieving a greener operation while maintaining flexibility and efficiency.

(iii)	Power Mode: The GHPS relies entirely on the diesel engine for maximum power output.

The electric motor in our GHPS system collaborates seamlessly with the diesel engine, providing additional power during acceleration and low-speed operations. During deceleration and at lower speeds, the electric motor switches to generator mode, converting the vessel’s kinetic energy into electricity. This regenerative process charges the battery, expanding the vessel’s electric range and optimizing overall efficiency.

Like the FERPS system, the GHPS is retrofittable to existing vessels and can be equipped with plug-in capabilities. Its capabilities enable vessels to loiter for extended periods and cover longer distances, and travel quickly, making it a good match for pilot boats, supply vessels, patrol craft, and wind farm Crew transfer vessels. It also allows for alternative fuels to be used on the propulsion engine without a need to modify mechanically the system. The system also have the benefit of providing the propulsion engine with booster power during acceleration through the use of the motor. This becomes useful because alternative fuel propulsion engine is lethargic during acceleration due to lower calorific value of alternative fuel to diesel.

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Marine Energy Storage Solution

Green Cabin

Green Cabin Energy Saving System
Motors
POWER MODULE
G
H
Energy Storage
SEA FORREST
ENERGY
CUBE

The Green Cabin is ideally suited for various vessel types, including crew boats, ferries, bunker tankers, and container feeders. The Green Cube is also an ideal solution designed for fast crew boats that run for 4-5 hours at long distances, providing an entry-level option for those seeking eco-friendly alternatives without the need for major conversions. As an interim solution, vessels equipped with the Green Cabin can continue to utilize diesel generation and propulsion while extending their travel capabilities to cover longer distances. The Green Cabin serves as a versatile system, efficiently storing excess energy generated by the engine for various applications, such as powering electric hotel load and non-essential functions. This environmentally conscious design significantly reduces the vessel’s carbon footprint, while simultaneously enhancing the indoor environmental quality, promoting the well-being and health of crew members.

Featuring an energy storage system (ESS) with a scalable modular design, the Green Cabin offers a portable and robust solution for any electric vessel, expertly tailored to meet the unique preferences of each customer. Compared to traditional batteries, the Green Cabin stands out with its extended shelf life and usage longevity, effectively reducing energy and material waste, contributing to a sustainable approach to environmental preservation.

Key Features of the Green Cabin:

1.	Tapping Excess Propulsion Energy: Harnessing surplus energy from propulsion engines to generate electricity.

2.	Peak Shaving and Energy Storage: Efficiently managing power demands by storing and utilizing energy during peak periods.

3.	Powering Hotel Load: Providing electrical power for onboard amenities and systems even when the main engines are off.

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(b)	Marine offshore (“MRO”) equipment repair, maintenance and installation services

We aim to provide quality one-stop MRO solution for the shipping, offshore oil and gas, and offshore wind industries.

We provide the following services:

1.	Steel structural, piping repair for ships at anchorage or on voyage;

2.	Installation of new structure and piping systems;

3.	Tank longitudinal bulkhead repair;

4.	Replacement of deck fittings and mooring systems;

5.	Stern tube seal renewal & bow thruster overhaul;

6.	Machinery servicing & overhaul;

7.	Electrical works & troubleshooting; and

8.	Crane repairs

Listed below are some of the projects we have performed for our customers who utilised some of these services.

Deck Lighting Replacement

The picture depicts workers replacing the deck lightings on the vessel of one of our customers at anchorage in the port of Singapore. The replacement of deck lighting on a vessel involves upgrading or replacing existing lighting fixtures with suitable ones to ensure visibility, safety, and efficient deck operations during nighttime. The process includes assessment, selection of new lights, installation, testing, and commissioning. Regular maintenance is vital to keep the deck lighting system in optimal condition and comply with maritime regulations. Properly illuminated decks enhance crew safety and support smooth operations on the vessel’s deck.

Tank Longitudinal Bulkhead Repair

The picture depicts workers repairing the tank longitudinal bulkhead on the vessel of one of our customers at anchorage in the port of Singapore. Tank longitudinal bulkhead repair refers to the process of fixing or restoring the longitudinal bulkhead inside a tank. The bulkhead is a vertical partition that divides the tank into compartments. The repair may involve addressing issues such as corrosion, damage, or structural defects to ensure the integrity and safety of the tank. The repair work typically includes cleaning, surface preparation, and applying suitable materials or reinforcements to restore the bulkhead’s original strength and functionality. Regular maintenance and timely repairs are essential to prevent leaks, maintain structural stability, and prolong the tank’s lifespan.

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Crane Hydraulic Cylinder Overhaul

The picture depicts workers engaging in the overhaul of the crane hydraulic cylinder on the vessel of one of our customers at anchorage in the port of Singapore. Crane hydraulic cylinder overhaul is the comprehensive maintenance process focused on the hydraulic cylinders of a crane. Hydraulic cylinders are critical components responsible for generating force to control the crane’s movements, such as lifting and lowering loads. Over time, these cylinders can experience wear, leaks, or reduced performance due to factors like usage, environmental conditions, or insufficient maintenance. During an overhaul, the crane’s hydraulic cylinders are disassembled, thoroughly inspected, and cleaned. Any worn or damaged parts, such as seals, rods, or pistons, are replaced with new ones to restore optimal functionality. The hydraulic fluid is also drained and replaced, and the system is tested for proper pressure and performance. The goal of a hydraulic cylinder overhaul is to ensure the crane operates efficiently, safely, and reliably. Regular overhauls are essential to maintain the crane’s productivity, prevent accidents, and extend the lifespan of the equipment.

Engine Room Sewage Water Pipe Renewal

The picture depicts workers replacing the engine room sewage water pipe on the vessel of one of our customers at anchorage in the port of Singapore. Engine Room Sewage Water Pipe Renewal is the process of replacing or refurbishing wastewater pipes in a vessel’s engine room to maintain a clean and safe environment. The existing pipes are inspected, and if extensively corroded or damaged, they are removed. Suitable replacement pipes are selected and installed, ensuring proper connections and alignment. Pressure testing is conducted to check for leaks, and the renewed sewage system is commissioned for operation. This essential maintenance helps prevent pollution, ensures crew hygiene, and complies with maritime regulations regarding sewage discharge at sea. Regular inspections and timely renewal support the efficient and safe functioning of the vessel’s sewage system.

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Licenses and Permits and Registrations

The following licenses and registrations are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
AUTOCAD License	AutoCad	October 28, 2024	SF (Engineering)
Solidworks Standard	SEACAD Technology	August 1, 2023	SF(Power)
Xero Accounting software	Xero	Monthly subscription	SF(Engineering)
Xero Accounting software	Xero	Monthly subscription	SF(Power)
Xero Accounting software	Xero	Monthly subscription	SF(International)
Xero Accounting software	Xero	Monthly subscription	SF(Venture)
Microsoft Office	Microsoft	Monthly subscription	SF(Power)
Microsoft Projects	Microsoft	One time purchase	SF(Power)
Store N Track software	MuRho	Monthly subscription	SF(Power)
ETAP	ETAP	One time purchase	SF(Power)

Certifications

Description	Issuing Authority	Expiry Date	Issued to
Lithium-Ion Battery system	Bureau Veritas	August 4, 2028	SF(Power)
Switchboard and components	Bureau Veritas	No expiry	SF (Power)

Awards and Accreditations

Throughout our operating history, our Group has received several awards and accreditations in recognition of our performance and quality products and services.

Year	Award	Organized / granted by	Recipient
2023	SICC Awards – Most sustainable collaboration	Singapore International Chamber of Commerce	SF (Technologies)
2022	ISO 45001 certificate	NQA Certification Limited	SF (Engineering) and SF (Power)
2021	BizSAFE Star	Workplace Safety and Health Council Singapore	SF (Engineering) and SF (Power)

On October 26, 2023, the Chamber delivered the 8th SICC Awards Ceremony & Gala at the Heliconia Ballroom, Marina Bay Sands. The highly anticipated results of the annual SICC Awards for Collaborative Innovation were announced at the awards ceremony in the presence of our Guest-of-Honour Mr. Alvin Tan, Minister of State, Ministry of Culture, Community and Youth & Ministry of Trade and Industry. Over 300 guests comprising our finalists, judges, Singapore government officials, business leaders, Chamber members, partners and friends attended the event.

Sea Forrest Technologies was awarded the Most Sustainable Collaboration Award for their efforts in producing Singapore’s first hybrid wind farm crew transfer vessel with Strategic Marine at the SICC Awards 2023.

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On January 19, 2022, SF (Engineering) and SF (Power) were accredited with the ISO 9001 certificate from NQA Certification Limited for quality management, and the ISO 45001 certificate from NQA Certification Limited for occupational health and safety management issued by NQA Certification Limited. The ISO 9001 and ISO 45001 certificates have been reissued and will expire on March 6, 2027.

On May 4, 2021 and April 19, 2022 respectively, SF (Engineering) and SF (Power) were accredited with the bizSAFE Star certificate with level STAR for both companies from the Workplace Safety and Health Council of Singapore. The BizSAFE Star is a nationally recognized capability building program in Singapore designed to help companies build workplace safety and health capabilities. The bizSAFE Star certificates have been reissued and will expire on March 6, 2027.

Sales and Marketing

We market and sell our solutions through via a business-to-business approach by connecting with our network of shipyards in Singapore and around the region, network with port operators, and directly linking with vessel owners.

As of the date of this prospectus, 2023, we have a direct sales and marketing team of 3 full-time employees based in Singapore. Our sales and marketing team provides us with direct access to our customers and is capable of addressing our customers’ specific needs in a fast and efficient way via networking and participation and show casing our competency in various industry related exhibitions such as Oil and Gas Asia, Autonomous Ship Expo in the Netherlands, and London International Shipping week. We provide our sales and marketing team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel with the support from our technical engineers.

Customers

Our key customer base operates their vessels in the following key locations:

Industry	Key Geographic Locations
Maritime	Singapore, the United Kingdom, and the European Union
Offshore MRO services	Singapore

Agreement with Victory Petroleum Trading Pte Ltd

On August 17, 2021, SF (Power) entered into a agreement for the electrification and hybridization of one of their oil bunkers. Our agreements with them are on a purchase order basis and there is no formal agreement in place each time they place an order. However, as part of the terms of the purchase order, SF (Power) agrees to provide a warranty for the system for 12 months upon the commissioning of the vessel. Orders placed by the customer can only be cancelled with the consent of SF (Power) and subject the Customer to cancellation charges which will include all expenditures committed for the purchase order. The purchase order cannot be assigned by the Customer. The contract is construed in accordance with the laws of Singapore.

Agreement with Strategic Marine Group

On November 18, 2021, SF (Power) entered into a agreement for the provision of the Parallel Hybrid Transmission configuration systems also known as the GHPS. Our agreement with them are on a purchase order basis and there is no formal agreements in place each time they place an order. However, as part of the terms of the purchase order, SF (Power) agrees to provide a warranty for the system for 12 months upon the client taking over the delivery of the system or departure of the vessel from Singapore whichever is earlier. Orders placed by the customer can only be cancelled with the consent of SF (Power) and subject the Customer to cancellation charges which will include all expenditures committed for the purchase order. The purchase order cannot be assigned by the Customer. The contract is construed in accordance with the laws of Singapore.

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Suppliers

Our criteria for evaluating first-time suppliers include considering whether they have obtained the relevant bizSAFE Star, ISO 9001 and ISO 45001 certifications, relevant licenses and permits, project track record and their claims and litigation history. We review and rate our suppliers on an annual basis on timeliness of delivery, quality, compliance, flexibility in responding to changes, pricing and after-sales services. Suppliers who have met our grading criteria will remain on our approved supplier list.

Danfoss Power Solution Pte Ltd, Genplus Pte Ltd and Esco Power SRL are our Parallel Hybrid Transmission (PHT), Battery and Motor suppliers from which we procure these equipment. For the financial year ended December 31, 2022, these 3 material suppliers accounted for18% of our cost of revenue. Our agreements with them are on a purchase order basis and there are no formal agreements in place for the supply of materials from these suppliers.

Competition

The maritime electrification and offshore MRO services industries are rapidly growing and increasingly competitive. We also believe that some of our some of our competitors may be better funded or better connected than us. We believe we are strategically placed to compete in both the maritime electrification and offshore MRO services industries based on the following factors: (i) We have an experienced management team, (ii) We believe that we provide higher efficiency at lower costs for our customers (iii) Strong research and development capabilities and extensive patent and (iv) we have strong and stable relationships with our customers, which in turn is crucial for developing our brand, and for expansion purposes to other parts of the Southeast Asian region and beyond.

Competitive Strengths

We believe that our success has been primarily a result of our following competitive strengths:

We have an experienced management team.

We are led by Mr. George Lee Sze Min, our Executive Director, Chairman and Chief Executive Officer, who has been instrumental in spearheading the growth of our Group. Members of our management team have deep expertise and experience in vessel electrification and engineering and corporate management. Mr. George Lee Sze Min has more than 20 years of working experience in the marine and offshore sector, specializing in offshore project management, construction and repairs of offshore rigs, afloat repairs, engineering design and engineering procurement construction and commissioning projects. He has filed for and currently holds a patent for a sub system of a marine electric propulsion system. He is primarily responsible for the planning and execution of our Group’s business strategies and managing our Group’s customer relationships. Additionally, our technical staff, comprising of 5 programmers & software engineers, 2 electrical engineers, 2 electromechanical engineers, 1 mechanical engineer, 3 technicians and 1 maritime captain are highly competent and familiar with the technical advancements in the energy storage systems and hybrid propulsion systems integration industry. They provide valuable insights into the technical know-how on the integration of power systems and modifications to meet our customers’ requirements in the maritime sector.

We have strong cost competitiveness.

We specialize in providing modular plug and play solutions for electrifying maritime vessels. Our services encompass complete system integration with customizable control modules, streamlining design and simplifying construction and coordination for our clients. This approach enables us to deliver high-value, efficient solutions while keeping costs in check. We optimize cost management by stocking key components with longer delivery lead times, ensuring project turnaround and backup. Moreover, our higher product distribution volume grants us favorable pricing from suppliers, which we extend to our customers. This sets us apart from competitors who lack our volume-based advantages and tailored technical solutions for vessel owners, possibly leading to higher costs for potential customers. This positions us as a significant player in the maritime electrification market, well-suited to meet our customers’ needs.

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Strong research and development capabilities.

We pair value concepts with a touch of creativity and innovation, focusing on long-term sustainability instead of short-term profits. In line with our transformation roadmap, marine electrification is one of the key initiatives in mid to long-term plan of our drive towards a sustainable future. In the push for the global decarbonization, we recognize the rapid uptake of marine electric and hybrid propulsion projects and the immense potential of sustainable energy developments. The collective efforts of our engineers allow us to enhance our R&D ability and provide dynamic green energy and equipment and structure fabrication solutions to our clients. We have also made significant investment in our R&D capabilities by maintaining a dedicated and capable in-house R&D team and partnering with capable third-party partners and have established our Creation Lab to fully integrate these R&D capabilities to create sustainable science solutions.

Strategic partnerships with industry leading partners enable us to deliver innovative solutions

Our playbook, underpinned by a long-sustainable industry insight, is designed to resonate with business partners in Singapore and across the Globe. We have entered into MoUs and cooperation agreements with industry leading companies, to develop electrification equipment and create greener solutions in the maritime industry. We believe our strategic collaborations with our partners allow us to deliver innovative solutions to help build Singapore’s next-generation maritime ecosystem.

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We have strong and stable relationships with our customers

Over the last 3 years, we have developed strong and stable relationships with our key customers in the region. We have identified and maintained good relationships with valuable customers, who will typically notify us of their manpower needs in advance. Our customers from regularly return to us for repeat business and from time to time, they also refer other prospective customers to us. We have a wide customer base from various industries such as shipyards, coastal vessel owners and port authorities. We have strived to maintain stable business relationships with our key customers in both the maritime electrification industry and offshore MRO services respectively.

Business strategies

Leveraging on the extensive experience gained by the management and operations personnel in past projects, we have been exploring new opportunities in the maritime industry for decarbonization, which is in line with the International Maritime Organization (“IMO”) and Singapore’s targeted goals of the reduction of the greenhouse gas (“GHG”) emissions. We aim to be a leading player in Singapore’s maritime industry by offering environmentally friendly and commercially viable solutions, with continual efforts on research and development and collaborations with local and international institutions and partners. As a member of Coastal Sustainability Alliance (“CSA”), we will continue working towards our goal of providing solutions to lower emission footprint for coastal vessel owners and operators in Singapore and globally and lead Singapore to decarbonize the coastal delivery system with other CSA members.

Strengthening our market position.

We intend to strengthen our market position in Asia and beyond, venturing into nearby countries such as Thailand Taiwan, Korea, Vietnam, India, and the Middle East and also looking to further countries such as the United States of America and the European Union. Specifically, the city of Rotterdam aims to swiftly transition into an emission-free city, achieving net carbon neutrality by 2050 for a more sustainable and inclusive living environment. This green shift addresses energy and mobility challenges among residents and reinforces overall resilience. Similarly, the Port of Houston aspires to be carbon neutral by 2050, focusing on technology upgrades, infrastructure enhancements, and the adoption of clean energy sources. Having already reduced its carbon footprint by 55% between 2016 and 2021, the port emphasizes the need for collective reductions across the supply chain, involving ships, trucks, tenants, and operators. We plan to increase the sales of existing products or services to these markets by adopting a competitive pricing strategy, with service orientation in order to garner distribution support. Additionally, apart from the maritime sector, we plan to also market our products to other industries such as land and aerospace sectors where we believe there is potential for our solutions to be utilized.

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Deployment of capital resources to increase our marketing efforts.

Apart from sales through existing relationships with shipyards and port operators, we plan to allocate more capital to increase marketing activities such as participation in trade exhibitions specifically tailored to the maritime sector. As part of these efforts, we also plan to setup sales and service points in the following regions namely the Port of Rotterdam in Netherlands to serve the European marketplace and the Port of Houston to serve the North American marketplace.

Continue to leverage our relationships with industry players within the maritime space.

We depend on the efforts of management and our relationships with shipyards, port operators and vessel owners to create continued interest in our Energy Storage systems and Hybrid propulsion systems. These relationships are located primarily in Singapore, United Kingdom, and Germany. We will continue to use our relationships with maritime providers in the Asia Pacific region to increase sales and product awareness.

Intellectual Property

We regard our trademarks, domain names, know-how, trade secrets and similar intellectual property as critical to our success, and we rely on a combination of trademark, copyright and trade secret protection laws in Singapore and non-compete and confidentiality agreements with our employees and others to protect our proprietary rights.

As of the date of this prospectus, we had one trademark(s), no copyrights, no patent(s), no patent applications and one1 domain name(s), (including www.seaforrest.com) registered in Singapore .

Sea Forrest has one registration of intellectual property with IPOS by SF(Engineering), being the following trademark (trademark no. 40201400500S), which was filed on November 25, 2014 and expires on November 25, 2034:

In addition, Sea Forrest has four registrations of intellectual property with IPOS by SF(Power), being:

-	the following (trademark no. 40202403516U), which was filed on February 19, 2024 and expires on February 19, 2034:

-	the following (trademark no. 40202403514P), which was filed on February 19, 2024 and expires on February 19, 2034;

-	the following (trademark no. 40202403512R), which was filed on February 19, 2024 and expires on February 19, 2034.

-	the following (trademark no. 40202403515T), which was filed on February 19, 2024 and expires on February 19, 2034.

Research and Development (“R&D”)

Leveraging innovations from our experienced engineers, we are able to provide solutions with operational efficiency and emissions reduction. We have embarked on our electrification journey through heavy emphasis in Research and Development (“R&D”). We are equipped with the experience and technical knowledge to promote electrification [within Singapore’s waters]. With our in-house team and partners, we are developing green energy systems that are both commercially viable and easy to install and retrofit for the maritime industry. Our R&D expenses amounted to S$1,155,413 for the financial year ended December 31, 2023 and S$1,071,348 for the financial year ended December 31, 2022. The R&D expenses mainly consist of applicable personnel, design, sample manufacturing and materials expenses. As of December 31, 2023, we had a total of 3 employees in the R&D department.

Areas of our R&D include:

Solar Powered Propulsion

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SF (Power) is currently researching the Solar Powered Propulsion system which harnesses the solar energy as its primary source and also incorporates onboard lithium batteries, ensuring continuous power availability throughout. We also introducing our proprietary electric rim drive, enhancing efficiency and maneuverability while minimizing environmental impact. We are continuously testing and fine-tuning this system for use in inland waters, and our propulsion system caters to a diverse range of industries, including reservoir and solar farm service boats, unlocking more possibilities in the field of emission-free marine transportation. Boards powered by the Solar Powered Propulsion System is capable of moving at a speed of 6 nautical miles per hour for a period of 20 minutes.

Marine Smart Energy Charging Solution

The diagram above is a visual representation of the smart electric charging system’s design. The smart electric charging system is currently still in development and not presently available to our customers.

Our Marine Charging Solution is a comprehensive range of charging solutions crafted for land, offshore, and ship-to-ship charging, facilitating seamless charging of electric vessels during their journeys. As a pivotal component of the electrification eco-system, our smart electric charging system ensures efficient and dependable charging for vessels of all types.

The system offers high-current dockside charging through conventional plug-in means. With robust and durable connectors designed to click on with a constant tension, it enables high-power transfer for rapid charging. Safety is our paramount concern, and the smart electric charging system comes equipped with advanced features to mitigate risks, particularly during off-board charging. This includes protection against damage and wear caused by harsh weather conditions, minimizing the need for frequent maintenance and repairs.

Key Features of the Marine Charging Solution:

1.	Fast Charging with direct current (“DC”): Utilizing DC for swift charging, reducing turnaround times for vessels;
2.	Shore-to-Ship Charging: Enabling efficient and seamless power transfer from the shore to the vessel, optimizing charging operations;
3.	Constant Tension Cable & Connections: Ensuring a secure and stable connection, allowing for consistent and reliable power transfer; and
4.	Versatile Application: Suitable for various marine craft, including harbor craft, yachts, water taxis, ferries, and more.

We plan to continually upgrade and update the functionality and performance of the software underpinning our FER and hybrid systems. We will also continue to collaborate with technology partners such as National Technology University of Singapore (NTU) in the development of next generation battery and motor systems.

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Energy Cube

We are actively pursuing the development of another Energy Storage System (“ESS”) called the “Energy Cube,” with its components depicted in the diagram above, seamlessly integrated into a vessel’s power system either onboard or on land. The Energy Cube is specifically designed for ocean-going ships and offshore vessels that are already utilizing the Diesel Electric system as described earlier. For these vessels, the most efficient approach to conversion involves continuing with the diesel-electric system and incorporating the Energy Cubes as an extension. The Energy Cube is currently not available, and does not contribute to our Company’s revenue.

The versatile Energy Cube is suitable for various marine and offshore applications, including oil rigs, floating production vehicles, storage and offloading vehicles, cranes, winches, anchor handling tug vessels, platform supply vessels, containerships, and more. For oil rig platforms and similar vessels, the Energy Cube serves as a peak shaving solution. During peak power generation periods, surplus energy is directed to the Energy Cubes, providing a reliable backup power source. The Energy Cube also excels in regenerative power storage, capturing excess energy that can be utilized when needed. Through these ongoing efforts and innovations, we are dedicated to transforming the marine industry, making it more sustainable, efficient, and environmentally friendly.

To further enhance our GHPS, we have integrated the Energy Cube, which allows the electric motor to charge the Energy Cube for storing surplus energy. This stored energy can be used for various purposes, like Electric Hotel Load, electric propulsion, and speed boosting. The Energy Cube also complements the FER system, as customers can add Energy Cubes to their existing FER system, adding to the FER system’s existing capabilities.

Within the Energy Cube containers, you will find Marinized Batteries consisting of the following components as seen in the diagram above:

1.	SeaGen 11 Marine Battery: Our specialized marine-grade battery, the SeaGen 11, is specifically designed to meet the demanding requirements of maritime applications. It offers high-performance capabilities and optimal durability for prolonged marine use.

2.	BV and Rina Type Approval: The Marinized Batteries in the Energy Cube containers hold approvals from Bureau Veritas (BV) and Registro Italiano Navale (Rina). These approvals validate their suitability for use on classed vehicles, ensuring compliance with industry standards and regulations.

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Employees

As of the date of this prospectus, we had 29 full-time employees who are based in Singapore. The following table sets forth the number of our employees as of the date of this prospectus.

Function	Number of Employees
Management	3
Technical and Operations	15
Research and Development	3
Sales and Marketing	3
General Administration, Finance and Human Resource	5
Total	29

None of our employees is either represented by a labor union or subject to a collective bargaining agreement. We enter into non-competition, non-solicitation and confidentiality agreements or service agreements or employment agreements that contains non-competition, non-solicitation and confidentiality clauses with our employees.

Property

We do not own any real property. A description of our leased real property is below:

Location	Usage	Lease Period	Group Entity	Rent	Approximate area
8 Penjuru Lane Singapore 609189		1 year	Beng Hui Marine Electrical Pte Ltd	S$4,000 per month	11,851 sq ft

Our leased property houses our headquarters and our warehouse (also known as “Creative Lab”) which is leased from BH Global Limited a principal shareholder of our company. Please refer to the sections entitled “Related Party Transactions” for more information. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our group’s future needs.

Litigation

From time to time, we may be involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe that we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

We believe that we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

Seasonality

We have not observed any significant seasonal trends. Our Directors believe that there is no apparent seasonality factor affecting the industry that our Group is operating in.

Corporate Social Responsibility (“CSR”)

We are committed to CSR in the three aspects of non-discrimination, safety and health and the environment:

Non-discrimination: We are committed to treating our employees with fairness and respect. We believe in co-operation, teamwork, and trust. We hire based on ability and merit, and reward and promote based on each employee’s performance.

Safety and Health: We are committed to ensuring a safe and healthy environment for our employees and customers and to eliminating preventable accidents and health hazards in our business locations.

Environment: We seek to ensure that our business operations are environmentally friendly. We also work to ensure that our business activities comply with applicable environmental standards, rules, and regulations.

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Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. The insurance undertaken by the company includes:

●	Workmen’s Injury Compensation Insurance
●	Group Personal Accident Insurance
●	Group Personal Hospitalization & Surgical
●	Group Business Travel
●	Public and Products Liability Insurance
●	Cyber Security Insurance
●	Industrial All Risk

Our insurance coverage is in line with the customary practice in the marine electrification and engineering industry in Singapore. During the financial year ended December 31, 2022, we did not make any material insurance claims in relation to our business. [During the financial year ended December 31, 2023, we did not make any material insurance claims in relation to our business.]

REGULATORY ENVIRONMENT

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Singapore. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on the business and operations of our Singaporean Operating Subsidiaries.

Laws and Regulations Relating to Our Business in Singapore

This section sets forth a summary of the material laws and regulations that affect our business and operations in Singapore. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to our business and operations. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on our business and operations.

Our business operations are not subject to any special legislation regulatory controls other than those generally applicable to companies and businesses incorporated and/or operating in Singapore.

Environmental Public Health Act

The Environmental Public Health Act 1987 of Singapore (the “EPHA”) is administered by the NEA and regulates, among other things, the disposal and treatment of industrial waste and public nuisances. Under the EPHA, the Director-General of Public Health of Singapore (the “DGPH”) may take any steps that the DGPH considers necessary to remove or abate all nuisances of a public nature including to, upon receipt of any information will respect to the existence of a nuisance liable to be dealt will summarily under the EPHA and if satisfied of the existence of a nuisance, serve a nuisance order on the person by whose act, default or suffering the nuisance arises or continues, or if the person cannot be found, on the owner or occupier of the premises on which the nuisance arises. Some of the nuisances which are liable to be dealt with summarily under the EPHA include any premises or part of the premises that is of a construction or state as to be a nuisance or injurious or dangerous to health, any factory or workplace which is not kept in a clean state, any place where there exists or is likely to exist any condition giving rise, or capable of giving rise to the breeding of flies or mosquitoes, any place where there occurs, or from which there emanates noise or vibration as to amount to a nuisance and any machinery, plant or any method or process used in any premises which causes a nuisance or is dangerous to public health and safety. In addition, the occupier of any workplace where industrial waste is being produced must keep or store the waste before disposal in a proper and efficient manner so as not to create a nuisance or to cause any risk, harm or injury to persons or animals or is likely to pollute the environment. If the DGPH receives any information in respect of the existence of a nuisance liable to be dealt with under the EPHA, a nuisance order may be served on the person responsible for the nuisance requiring measures to be taken to abate or prevent the reoccurrence of the nuisance, and/or to require the stoppage of work for up to an indefinite period. Any failure to comply with the nuisance order served is an offense and such person is liable upon conviction for a fine not exceeding S$10,000 for the first offense and to a further fine not exceeding S$1,000 for every day during which the offense continues after conviction.

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In addition, under the EPHA, a person may only dispose of or cause or permit to be disposed of industrial waste at a public disposal facility or a disposal facility that is established pursuant to a waste disposal licence granted by the DGPH under the EPHA. Any contravention of the foregoing is an offence and such person is liable on conviction (in the case of the first conviction) to a fine not exceeding $10,000 or to imprisonment for a term not exceeding 12 months or to both. The DGPH may require any occupier of any workplace to remove periodically industrial waste from such premises to a disposal facility, and/or to recycle or treat industrial waste found or produced in those premises at the occupier’s own expense before it is brought to the disposal facility for disposal.

Workplace Safety and Health Act

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees and of others who may be affected by any undertaking carried on by the employer in the workplace and, where the work is carried out under the direction of the employer, its contractors, subcontractors and employees of its contractors and subcontractors at work. These measures include providing and maintaining for the relevant persons a work environment that is safe, without risk to health, and adequate with regards to facilities and arrangements for such persons’ welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by such persons, ensuring that such persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace (or near their workplace and under the control of the employer), developing and implementing procedures for dealing with emergencies that may arise while those persons are at work and ensuring that such persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work. The relevant regulatory body is the Ministry Of Manpower (the “MOM”).

Any person who breaches his duty under the WSHA is guilty of an offense and may be liable on conviction, in the case of a body corporate, to a fine not exceeding S$500,000 and if the contravention continues after the conviction, the body corporate shall be guilty of a further offense and will be liable to a fine not exceeding S$5,000 for every day or part thereof during which the offense continues after conviction. For repeat offenders, where a person has on at least one previous occasion been convicted of an offense under the WSHA that causes the death of any person and that person is subsequently convicted of the same offense that causes the death of another person, the court may, in addition to any imprisonment, if prescribed, punish the person, in the case of a body corporate, with a fine not exceeding S$1 million and, in the case of a continuing offense, with a further fine not exceeding S$5,000 for every day or part thereof during which the offense continues after conviction.

Under the WSHA, it is the duty of any person who manufactures or supplies any machinery, equipment or hazardous substance (the “MEHS”), which includes, among other things, welding equipment, for use at work to ensure, so far as is reasonably practicable, that (a) information regarding the safe use of the MEHS is available to any person to whom the MEHS is supplied for use at work (which should include precautions to be taken for the proper use and maintenance of such MEHS, the health hazards associated with the MEHS and the information relating to and the results of any examinations or tests of the MEHS that are relevant to its safe use); (b) the MEHS are safe, and without risk to health, when properly used; and (c) the MEHS are examined and tested in compliance with the obligation imposed by paragraph (b). The duties imposed on any person in respect of the aforementioned shall (i) apply only if the MEHS are manufactured or supplied in the course of a trade or business carried out by the person (whether for profit or not); (ii) apply whether the MEHS are exclusively manufactured or supplied for use by persons at work; (iii) extend to the supply of the MEHS by way of sale, transfer, lease or hire and whether as principal or agent, and to the supply of the MEHS to a person for the purpose of supply to others; and (iv) not apply to a person by reason only that the person supplies the machinery or equipment under a hire-purchase agreement, conditional sale agreement or credit-sale agreement to another (“customer”) in the course of a business of financing the acquisition of the machinery or equipment by the customer from others. In the event any person contravenes the relevant provision in the WSHA that imposes the aforementioned duty on such person, that person is guilty of an offense, and liable on conviction (in the case of a natural person) for a fine not exceeding S$200,000 or imprisonment for a term not exceeding two years or both, or (in the case of a body corporate) for a fine not exceeding S$500,000.

Further, the Commissioner for Workplace Safety and Health (the “CWSH”) may serve a remedial order or a stop-work order in respect of a workplace if he is satisfied that (a) the workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any work or process carried on in the workplace cannot be carried on with due regard to the safety, health and welfare of persons at work; (b) any person has contravened any duty imposed by the WSHA; or (c) any person has done any act, or has refrained from doing any act which, in the opinion of the CWSH, poses or is likely to pose a risk to the safety, health and welfare of persons at work. The remedial order shall direct the person served with the order to take such measures, to the satisfaction of the CWSH, to, among other things, remedy any danger so as to enable the work or process in the workplace to be carried out with due regard to the safety, health and welfare of the persons at work, whereas a stop-work order will direct the person served with the order to immediately cease to carry on any work or process indefinitely or until such measures as are required by the CWSH have been taken, to the satisfaction of the CWSH, to remedy any danger so as to enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work, and shall specify the date on which such order is to take effect.

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Pursuant to the Workplace Safety and Health (Noise) Regulations 2011 of Singapore (the “WSHNR”), the occupier of a workplace must take reasonably practicable measures to reduce or control the noise from any machinery or equipment used or from any process, operation or work carried out by him in the workplace, so that no person at work in the workplace is exposed or likely to be exposed to excessive noise. This may include replacing noisy machinery, equipment, processes, operations or work with less noisy machinery, equipment, processes, operations or work, and such other measures as prescribed under the WSHNR. Where it is not practicable to reduce the noise, the occupier of a workplace or the person responsible shall limit the duration of time persons at work are exposed to the noise in accordance with the time limits prescribed in the Schedule under the WSHNR. Any person who contravenes the aforementioned is guilty of an offense and is liable on conviction for a fine not exceeding S$10,000, and in the case of a second or subsequent conviction, for a fine not exceeding S$20,000 or imprisonment for a term not exceeding six months or both.

Pursuant to the Workplace Safety and Health (Risk Management) Regulations, the employer in a workplace is supposed to, among other things, conduct a risk assessment in relation to the safety and health risks posed to any person who may be affected by his undertaking in the workplace, take all reasonably practicable steps to eliminate or minimize foreseeable risks, implement measures or safety procedures to address the risks, and to inform workers of the same, maintain records of such risk assessments and measures/safety procedures for a period of not less than three years and submit such records to the CWSH when required by the CWSH from time to time. Any employer who fails to comply with the aforementioned requirements is guilty of an offense and is liable on conviction for a fine not exceeding S$10,000 for the first offense, and for a fine not exceeding S$20,000 for a subsequent offense or imprisonment for a term not exceeding six months or both.

Work Injury Compensation Act

The Work Injury Compensation Act 2019 of Singapore (the “WICA”), which is regulated by the MOM, applies to all employees who are engaged under a contract of service or apprenticeship with an employer regardless of their level of earnings. The WICA does not cover, inter alia, self-employed persons or independent contractors. However, the WICA provides that where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the subcontractor employer) for the execution of work or supply of labor to carry out work undertaken by the principal, the principal shall be liable to compensate those employees of the subcontractor employer who were injured while employed in the execution of work for the principal.

The WICA provides that if an employee dies or sustains injuries in a work-related accident or contracts occupational diseases in the course of the employment, the employer shall be liable to pay compensation in accordance with the provisions of the WICA. An injured employee is entitled to claim medical leave wages, medical expenses and lump sum compensation for permanent incapacity or death, subject to certain limits stipulated in the WICA.

An employee who has suffered an injury arising out of and in the course of his employment can choose to either:

a)	report the accident to his employer, upon which a claim for compensation will be deemed to have been made to the MOM, without needing to prove fault or negligence on anyone’s part. There is a fixed formula in the WICA for the amount of compensation to be awarded; or
b)	commence legal proceedings to claim damages under common law against the employer for breach of duty or negligence.

Damages under a common law claim may be more than an award under the WICA and may include compensation for pain and suffering, loss of wages, medical expenses and any future loss of earnings. However, the employee must show that the employer has failed to provide a safe system of work, or breached a duty required by law or that the employer’s negligence caused the injury.

Under the WICA, every employer is required to insure and maintain insurance under approved policies with an insurer against all liabilities which may incur under the provisions of the WICA in respect of all employees employed by him, unless specifically exempted. Further, every employer is required to maintain work injury compensation insurance for all employees engaged in manual work labor regardless of their salary level, as well as all employees doing non-manual work who earn S$2,600 or less a month. Failure to provide adequate insurance is an offense carrying a fine of up to S$10,000 or imprisonment for a term of up to 12 months, or both. For further information on our Group’s insurance policies, please refer to the section headed “Business – insurance”.

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Employment Act

The Employment Act 1968 of Singapore (the “Employment Act”) is the main legislation governing employment in Singapore and is administered by the MOM. The Employment Act covers every employee who is under a contract of service with an employer and includes a workman (as defined under the Employment Act). Certain provisions of the Employment Act do not apply to, among others, any person employed in a managerial or executive position (subject to the exceptions set out below). The definition of “Employees” under the Employment Act does not extend to freelance contractors who have entered into a contract for service. Accordingly, freelance contractors are not considered to be employees of our Group.

A workman is defined under the Employment Act as among others, (a) any person, skilled or unskilled, who has entered into a contract of service with an employer in pursuance of which he is engaged in manual labor, including any apprentice; and (b) any person employed partly for manual labor and partly for the purpose of supervising in person any workman in and throughout the performance of his work

Core employment provisions of the Employment Act, such as public holiday and sick leave entitlements, minimum days of annual leave, payment of salary and allowable deductions and release for wrongful dismissal, cover all employees, including persons employed in a managerial or executive position, except statutory board employees or civil servants, domestic workers, seafarers and those who are covered separately.

In addition to the core employment provisions of the Employment Act, Part IV of the Employment Act contains provisions relating to, among other things, working hours, overtime, rest days, payment of retrenchment benefit, priority of retirement benefit, annual wage supplements and other conditions of work or service (“Part IV”). However, such Part IV provisions only apply to: (a) workmen earning basic monthly salaries of not more than S$4,500; and (b) employees (excluding workmen and persons employed in a managerial or executive positions) earning basic monthly salaries of not more than S$2,600.

An employer who breaches any provision of Part IV of the Employment Act is guilty of an offence and is liable on conviction for a fine not exceeding S$5,000, and for a second or subsequent offense a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

Employers are required to issue to their employees who are covered by the Employment Act and who are employed for a continuous period of 14 days or such other period as may be prescribed a written record of the key employment terms of the employee. The key employment terms required to be provided (unless inapplicable to such employee) include, among other things, working arrangements (such as daily working hours), salary period, basic salary, fixed allowances and deductions and overtime rate of pay.

Central Provident Fund Act

The Central Provident Fund (the “CPF”) Act 1953 of Singapore (the “CPFA”) is a Singaporean law that establishes the Central Provident Fund, a mandatory savings and social security scheme for working Singaporeans and Permanent Residents. The CPF system was established in 1955 and has since been updated and amended several times. The funds in CPF accounts may be used as retirement funds, or to finance certain healthcare expenses or housing purchases. The CPFA sets out the rules and regulations governing the CPF scheme, including the contribution rates, withdrawal rules, and investment policies. The CPFA also establishes the CPF Board, which is responsible for managing the CPF system and ensuring that its benefits are administered fairly and efficiently.

Pursuant to the CPFA, an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer (save for employees who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for non-exempted owners). CPF contributions are not applicable for foreigners who hold employment passes, S passes or work permits. CPF contributions are required for both ordinary wages and additional wages (subject to an ordinary wage ceiling and a yearly additional wage ceiling) of employees at the applicable prescribed rates which are dependent on, among other things, the amount of monthly wages and the age of the employee. An employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, all employers can recover the employee’s share of CPF contributions by deducting it from their wages when the contributions are paid for that month.

The current contribution borne by the employer (and not including the employee’s shares of the monthly CPF contribution) is up to 17% of an employee’s monthly wages. If an employer fails to make these contributions on time, they may be subject to a penalty and interest charges. The CPF Board may impose a late payment interest of 1.5% per month on the unpaid amount from the first day of the following month after the contributions are due, until the actual date of payment, or S$5 per month, whichever is greater. In addition, the employer may also be required to pay a composition fine of up to S$5,000 per offense if they fail to pay the CPF contributions by the specified deadline. Employers who deliberately fail to pay their employees’ CPF contributions or who repeatedly violate CPF contribution rules may face criminal charges and fines. Where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPFA fails to pay the contributions to the CPF within such time as may be prescribed, he will be guilty of an offense and will be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding seven years or both. Where an offense has been committed under the CPFA but there are no penalties provided, the offender may be liable for a fine not exceeding S$5,000 or imprisonment for a term not exceeding six months or both, and where the offense is repeated by the same offender, the offender may be liable for a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

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Income Tax Act

The Income Tax Act 1947 of Singapore (the “ITA”) is the main legislation that governs the taxation of income in Singapore. The ITA was first enacted in 1947 and has been amended several times since then to keep up with changes in the tax system and economic landscape. Under the ITA, individuals, companies, and other entities are subject to tax on their income earned in Singapore. The ITA sets out the rules for determining taxable income, allowable deductions, and tax rates for different types of income.

The ITA is administered by the Inland Revenue Authority of Singapore (the “IRAS”), which is responsible for assessing and collecting taxes in Singapore. The ITA is regularly updated to reflect changes in the tax system and ensure that it remains relevant to the needs of taxpayers and the economy.

Some key provisions of the ITA include (i) Tax residency: The ITA defines the criteria for determining an individual or company’s tax residency status in Singapore, which determines the amount of tax they are liable to pay; (ii) Taxable income: The ITA sets out the rules for determining what constitutes taxable income, including employment income, business profits, rental income, and capital gains; (iii) Deductions and allowances: The ITA allows for certain deductions and allowances to be claimed to reduce the amount of taxable income, such as expenses related to employment or business operations; (iv) Tax rates: The ITA sets out the tax rates for different types of income and tax residency statuses; and (v) Filing and payment: The ITA requires individuals and companies to file tax returns and make tax payments by specific deadlines.

Failure to pay income tax or failing to file tax returns can result in penalties and legal consequences. The penalties can vary depending on the severity of the offense and whether it was a first-time or repeat offense. Some of the penalties that can be imposed for not paying income tax include (i) Late payment penalty, where if you do not pay your income tax by the due date, you will be charged a late payment penalty of 5% of the outstanding tax amount. This penalty will continue to accrue until the tax is fully paid and additional penalties may be imposed depending on the duration for which the offense persists; (ii) Late filing penalty, where if you fail to file your tax return by the due date, you may be required to pay a composition amount not exceeding S$5,000 for each offence or be subject to prosecutorial action; (iii) Prosecution, where if you intentionally fail to pay income tax, you may be prosecuted under the ITA. This can result in fines, imprisonment, or both; and (iv) Additional tax and interest, where underreporting of income may result in penalties of up to 400% of the amount of tax undercharged, a fine of up to S$50,000, and/or imprisonment of up to five years. However, if you are having difficulty paying your taxes, you may be able to seek assistance and work out a payment plan with the IRAS to avoid penalties and legal consequences.

Employment of Foreign Manpower Act

The employment of foreign employees in Singapore is governed by the Employment of Foreign Manpower Act 1990 of Singapore (the “EFMA”) and is regulated by the MOM. The EFMA prescribes the responsibilities and obligations of employers of foreign employees in Singapore.

The EFMA provides that no person shall employ a foreign employee unless the foreign employee has obtained a valid work pass from the MOM in accordance with the Employment of Foreign Manpower (Work Passes) Regulations 2012, which allows the foreign employee to work for him. Any person who fails to comply with or contravenes this provision of the EFMA is guilty of an offense and will: (a) be liable on conviction for a fine not less than S$5,000 and not more than S$30,000 or imprisonment for a term not exceeding 12 months or both; and (b) on a second or subsequent conviction: (i) in the case of an individual, be liable for a fine of not less than S$10,000 and not more than S$30,000 and imprisonment for a term of not less than one month and not more than 12 months; or (ii) in any other case, be punished with a fine of not less than S$20,000 and not more than S$60,000.

In Singapore, the work pass to be issued to a foreigner is contingent on, among other things, the type of work and salary being received by the foreigner in question. Foreign professionals, managers and executives earning a fixed monthly salary of at least S$5,000 with acceptable qualifications (such as a good university degree, professional qualifications or specialist skills) may apply for an employment pass, whereas older and more experienced candidates will need higher salaries. Mid-level skilled staff earning a fixed monthly salary of at least S$3,150 (or, in the financial services sector, S$3,650) who possess the necessary qualifications and work experience may apply for an S-pass; and semi-skilled foreign workers from approved source countries working in, among others, the manufacturing sector may apply for a work permit.

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Further, under the Employment of Foreign Manpower (Work Passes) Regulations 2012, an employer is required to purchase and maintain medical insurance for foreign employees. The limit on the total amount of claims for the medical costs of a foreign employee’s in-patient care and day surgery payable by the insurer under the insurance cover must be at least S$60,000.

In addition, the employment of foreign workers is also subject to sector-specific rules regulated by the MOM through the following policy instruments: (a) business activity; (b) approved source countries; (c) the imposition of security bonds and levies; and (d) quota (or dependency ratio ceilings) based on the ratio of local to foreign workers.

Good and Services Tax

The Goods and Services Tax (“GST”) Act 1993 of Singapore (the “GST Act”) is the legislation that governs the imposition of GST in Singapore. It sets out the rules and regulations for registering for GST, filing GST returns, and claiming GST refunds. Under the GST Act, businesses that have or expect to have in the next 12 months an annual taxable turnover of more than S$1 million are required to register for GST. Businesses with an annual taxable turnover of S$1 million or less may choose to register for GST voluntarily. Once registered for GST, businesses must charge and collect GST at the prevailing rate (9% as of the date of this Prospectus) on their taxable supplies. They must also file GST returns on a regular basis, which provides information on the GST collected and paid on their supplies. GST returns must be filed electronically and must generally be submitted monthly or quarterly, depending on the business’s taxable turnover. The GST Act also provides for various exemptions and zero-rating provisions.

Businesses that incur GST on their purchases and expenses may be eligible to claim GST refunds. These refunds can be claimed through the GST return process or through an electronic application.

Regulations on Product Liability

There is no single comprehensive piece of legislation governing product liability and product safety. Product liability claims are governed by common law which can be based on contract or tort law, and various statutes for example:

The Sale of Goods Act 1979 (the “SOGA”) applies to any contract where a seller transfers or agrees to transfer property in goods to a buyer in exchange for a price. The scope of the SOGA deals with the formation of the contract and stipulates that certain terms are implied in contracts for the sale of goods. These include, inter alia, implied conditions that the seller has the right to sell the goods, that the goods are of a satisfactory quality, and, where the seller sells goods in the course of business and where the buyer makes known his purpose for buying the goods, an implied condition that the goods supplied are reasonably fit for that purpose. The SOGA also addresses the effects of the contract. These provisions set out rules and presumptions concerning the transfer of property and title in goods as between the buyer and the seller. Further, the SOGA relates to the performance of the contract. In particular, it sets out the respective rights and duties of sellers and buyers. The SOGA stipulates the rights of an unpaid seller against goods. Where the whole of the contract price has not been paid or tendered, the unpaid seller may have certain rights against the goods, including a right of lien, a right of stoppage in transit, a right to withhold delivery, or a right to resell goods, as the case may be and sets out the rights of buyers and sellers against one another for breach of contract.

The Supply of Goods Act 1982 was enacted to amend the law with respect to the terms to be implied in certain contracts for the transfer of the property in goods and in certain contracts for the hire of goods. It provides that, in a contract for the transfer of goods, there is an implied condition on the part of the transferor that in the case of a transfer of the property in the goods he has a right to transfer the property and in the case of an agreement to transfer the property in the goods he will have such a right at the time when the property is to be transferred. Further, where, under a contract for the transfer of goods, the transferor transfers or agrees to transfer the property in the goods by description, there is an implied condition that the goods will correspond with the description. In addition, where, under a contract for the transfer of goods, the transferor transfers or agrees to transfer the property in the goods by reference to a sample, there is an implied condition that the bulk will correspond with the sample in quality; that the transferee will have a reasonable opportunity of comparing the bulk with the sample; and that the goods will be free from any defect, making their quality unsatisfactory, which would not be apparent on reasonable examination of the sample.

The Unfair Contract Terms Act 1977 (the “UCTA”) is a body of law designed to primarily protect consumers who may be prejudiced by the weaker bargaining positions they occupy in most consumer transactions. The UCTA prohibits a person from using a contract term or notice to exclude his own liability for negligent acts causing death or personal injury on another. In contrast, for loss or damage other than death or personal injury, exclusion clauses are valid insofar as they are reasonable. In the case of a consumer dealing with a party making the contract in the course of a business, if the transaction is entered into using the latter’s standard form (for instance, when you sign up with a telco on their standard contract), then the UCTA disallows the latter from using its standard contractual terms to exclude its own liability for breaches of its terms.

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The Consumer Protection (Fair Trading) Act 2003 was enacted to protect consumers against unfair practices and to give consumers additional rights in respect of goods that do not conform to contract. In particular, a consumer who has entered a consumer transaction involving an unfair practice may commence an action in a court of competent jurisdiction against the supplier. An unfair practice may occur before, during or after a consumer transaction. In determining whether or not a person has engaged in an unfair practice, the reasonableness of the actions of that person in those circumstances is to be considered; and an act or omission by an employee or agent of a person is deemed also to be an act or omission of the person if the act or omission occurred in the course of the employee’s employment with the person or the agent was exercising the powers or performing the duties on behalf of the person within the scope of the agent’s actual or apparent authority.

A Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 sets out provisions prohibiting misdescriptions of goods supplied in the course of trade; to confer power to prescribe requirements relating to informative marking and advertisement of goods and to their safe composition, construction or design. In particular, it provides that any person who in the course of a trade or business (a) applies a false trade description to any goods; or (b) supplies any goods to which a false trade description is applied, shall be guilty of an offence. Further, If any person in the course of any trade or business gives by whatever means any false indication, direct or indirect, that any goods supplied by the person or any methods adopted by the person are or are of a kind supplied to or approved by any person including any government or government department or agency or any international body or agency whether in Singapore or abroad, the person shall, subject to the provisions of this Act, be guilty of an offence. A person guilty of an offence under this Act for which no other penalty is specified shall be liable on conviction to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 2 years or to both. No prosecution for an offence under this Act may be commenced after the expiry of 3 years from the commission of the offence.

Regulations on Competition Laws

The Singapore Competition Act 2004 of Singapore (the “Competition Act”) prohibits certain anti-competitive practices. Specific prohibited activities include agreements that prevent, restrict, or distort competition, abuse of dominance and mergers that substantially lessen competition within any market in Singapore for goods or services, whether these take place within or outside of Singapore, so long as they have an impact on a market in Singapore. The Competition and Consumer Commission of Singapore (the “CCCS”) is responsible for administering and enforcing the Competition Act, which covers all industries and sectors unless specifically exempted or excluded. Infringements of the Competition Act can result in financial penalties of up to 10 per cent. of the turnover of the business in Singapore for each year of infringement, up to a maximum of three years. The CCCS also has powers to impose directions requiring infringing undertakings to stop or modify the activity or conduct, and to remedy, mitigate or eliminate any adverse effects of such infringement or circumstances and to prevent the recurrence of such infringement or circumstances.

Regulations on Data Protection

The Personal Data Protection Act 2012 (the “PDPA”) generally requires organizations to provide notification and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and require the organization to correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission (the “PDPC”) and where applicable, the relevant individuals where the data breach is (or is not unlikely to be) of a significant scale or results in (or is likely to result in) significant harm to any affected individual(s). Other obligations include obligations relating to accuracy, protection, retention, and requirements around the overseas transfers of personal data.

In addition, Do-Not-Call (“DNC”) requirements require organizations to check “Do-Not-Call” registers prior to sending marketing messages addressed to Singapore telephone numbers, unless the sender has, at the time of sending the relevant message, valid confirmation that the Singapore telephone number is not listed in the relevant register.

The PDPC may impose sanctions in connection with the improper collection, use and disclosure of personal data and certain failures to comply with the PDPA, including the DNC requirements. Organizations that contravene provisions of the PDPA may be liable for a financial penalty of up to $1 million or 10% of the organization’s annual local turnover.

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Infectious Diseases Act

The Infectious Diseases Act 1976 of Singapore (the “IDA”) relates to the quarantine and the prevention of infectious diseases. Under the IDA, if the Director-General of Health (the “DGH”) has reason to believe that there exist on any premises conditions that are likely to lead to the outbreak or spread of any infectious disease, he may, among other things, by written notice, order the closure of the premises for a period not exceeding 14 days, and require the owner or occupier of the premises to cleanse or disinfect the premises in the manner and within the time specified in the notice or carry out such additional measures as the DGH may require in the manner and within the time specified in the notice. Such notice directing the owner or the occupier of the premises to close the premises may be renewed by the DGH from time to time for such period, not exceeding 14 days, as the DGH may, by written notice, specify.

In addition, the DGH may order any person who is a case or an individual at risk of an infectious disease to be detained and isolated in a hospital or other place for such period of time and subject to such conditions as the DGH may determine. The DGH may also direct any person carrying on any occupation, trade or business in a manner as is likely to cause the spread of infectious disease to take preventative action that the DGH reasonably believes is necessary to prevent the possible outbreak or prevent or reduce the spread of the infectious disease. Under the IDA, “preventative action” in the case of such direction, includes, among other things, requiring the person to stop carrying on, or not carry on, the occupation, trade or business during a period of time specified in the direction.

Any person who, without reasonable excuse, fails to comply with any requirement of such notice or direction given to that person by the DGH is guilty of an offense. While there are no specific penalties for such offense, any person guilty of an offense under the IDA for which no penalty is expressly provided shall (a) in the case of a first offense, be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding 6 months or both; and (b) in the case of a second or subsequent offense, be liable on conviction for a fine not exceeding S$20,000 or imprisonment for a term not exceeding 12 months or both.

Infectious Diseases (COVID-19 – Stay Orders) Regulations 2020

On March 27, 2020, the Infectious Diseases (COVID-19 - Stay Orders) Regulations 2020 (the “SHN Regulations”) came into operation. Under the SHN Regulations, an at-risk individual may be ordered to go directly to one or more places of accommodation specified in an order given under the SHN Regulations and not leave the place of accommodation if, among other things, the individual is a traveler entering Singapore on or after October 7, 2021, for the period starting upon the issue of the order and ending on the later of (i) a day specified in the order, which must not be later than the 21st day after the date the order was issued; and (ii) the day that the individual knows that he tests negative for COVID-19 after undergoing any antigen rapid test or polymerase chain reaction test as prescribed under the SHN Regulations, and if the individual is required to undergo a serology test, knows that he also tests positive after undergoing a serology test as prescribed under the SHN Regulations. The penalty for an offense under the SHN Regulations is a fine of up to S$10,000 or imprisonment of up to six months or both.

COVID-19 (Temporary Measures) Act 2020

On April 3, 2020, the Singapore government announced the implementation of elevated safe distancing measures to prevent, protect against, delay or otherwise control the incidence or transmission of COVID-19 in Singapore, including, among other things, closures of schools and most physical workplace premises (except for those providing essential services and in selected economic sectors critical for local and global supply chains) in favor of home-based learning and telecommuting, closures of retail outlets (except for those providing items and services necessary to support daily living needs of the population), and closures of recreation venues, attractions and places of worship (the “Circuit Breaker Measures”). On April 7, 2020, the Singapore Parliament passed the COVID-19 (Temporary Measures) Act 2020 (the “COVID-19 Act”).

Under Section 34(1) of the COVID-19 Act, the Minister of Health is authorized to make regulations by way of a control order for the purpose of preventing, protecting against, delaying or otherwise controlling the incidence or transmission of COVID-19 in Singapore if the Minister of Health is satisfied that the incidence and transmission of COVID-19 in the community in Singapore constitutes a serious threat to public health, and a control order is necessary or expedient to supplement the IDA, and any other written law. This includes control orders to require an individual to stay at a specified place and not to leave, require the closure of premises such as workplaces and impose restrictions such as those relating to the manner of carrying on business or work or the gathering of individuals in any place.

As of the date of this Prospectus, the Singapore government has lowered its disease alert to the lowest level and scrapped all COVID-19 border measures from February 13, 2023. Almost all COVID-19 restrictions, including those in public areas and on public transport, have been lifted, and all travelers, including those who are not vaccinated, will not have to show proof of a negative pre-departure test before entering Singapore. Non-vaccinated visitors will also no longer have to purchase COVID-19 travel insurance. The exception is that of the MOH, which will retain the practice of mask-wearing for visitors, staff and patients in healthcare and residential care settings, settings where there is interaction with patients as well as in indoor patient-facing areas.

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MANAGEMENT

The following table sets forth the names, ages and titles of our Directors and Executive Officers.

Directors and Executive Officers	Age	Position/Title
George Lee Sze Min	47	Chief Executive Officer, Chairman of the Board, Director

Patrick Lim Hui Peng	57	Non-Executive Director

Edmund Chan Huan Lye	57	Chief Financial Officer

Catherine Mangan Walsh	49	Independent Director Nominee

Jay Fogal	59	Independent Director Nominee

Diana Leng	47	Independent Director Nominee

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors will serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of the board of Directors.

Executive Directors and Officers:

Mr. George Lee Sze Min. (“Mr. George Lee”)

Mr. George Lee is our founder and Chairman and Chief Executive Officer. Mr. Lee is responsible for the overall business management of our Group.

Mr. Lee has more than 20 years of working experience in the Marine and Offshore sector, specializing in Offshore Project Management, Construction and Repairs of offshore rigs, Afloat Repairs, Engineering Design and EPCC (Engineering Procurement Construction and Commissioning) projects. Over the years, he has gained valuable experience working in China, Holland, Middle East, Korea, United States and Singapore. Mr. Lee has been heavily involved in the green initiatives of Marine Electrification and has been a business partner of BOS Engineering International Pte Ltd for Singapore’s first new build hybrid electric vessel. With his years of experience in marine systems and engineering, he is instrumental in the design and integration of the Plug-in Parallel Hybrid Electric Propulsion system to the fast launch. Mr. George Lee also designed and filed for patents on various sub systems of the Marine Electric propulsion systems. Mr. George Lee was awarded the Keppel Group Scholarship after attaining his diploma to study in Nanyang Technological University. He joined Keppel FELS Ltd after his graduation in 2001 as Mechanical Engineer and was quickly promoted up in the organization, first as a Project Engineer for new building Jack up rigs and then as a Project Manager for a series of Semi-submersible Drilling rigs. Subsequently, he joined Yantai Raffles Shipyard (now known as CIMC Raffles Offshore Engineering Co., Ltd) in 2007 as a Project Director in Shandong, China. He was managing multiple new building vessels that were of new designs. He was later appointed as acting CTO (Chief Technical Officer) of Engineering department, managing the Project and Engineering departments concurrently. He was subsequently appointed as Marketing Director, before returning to Singapore to run his own businesses as the founding Managing Director of the Sea Forrest group on November 28, 2011. Mr. Lee was also awarded one of the top 10 CEOs in Singapore for the year 2023 by CEO Insights Asia.

Mr. Lee attended the Advance Project Management Course in Stanford University, California. He holds a MSc in Industrial and System Engineering from National University of Singapore, a Mechanical and Production Engineering Degree from Nanyang Technological University and a Diploma in Mechatronics from Ngee Ann Polytechnic.

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Mr. Patrick Lim Hui Peng (“Mr. Patrick Lim”)

Mr. Patrick Lim was appointed as a Non-Executive Director of the Company on December 21, 2023, and will not be involved in the Management and daily operations of the Group. Prior to joining the marine business in 1992, Mr Patrick Lim served in the Republic of Singapore Navy as chief technician for Underwater Systems. Mr Patrick Lim has over 28 years of experience in the electrical business for the Marine & Offshore industries. He was appointed as Executive Director of BH Global in 2004 and has served as the Chief Operating Officer of the Group since 2008. Mr Patrick Lim is responsible for the Group’s operations and strategic planning of the Group’s various divisions – Electrical and Technical Supply, Green LED Lighting, Integration Engineering, Cyber Security and Infrared and Thermal Sensing Technology divisions. Together, the five divisions are synergized for growth by leveraging on the collective expertise and market networks. This helped to create a platform for BH Global to embrace technology, adapt and transform to build a sustainable future.

Mr Patrick Lim Hui Peng graduated from Ngee Ann Polytechnic with a Diploma in Electrical and Electronic Engineering in 1986.

Mr Edmund Chan Huan Lye (“Mr. Edmund Chan”)

Mr Edmund Chan has been the Chief Finance Officer of the Company and is responsible for the financial, accounting and corporate finance functions of overall of our Group. Edmund has over 25 years of experience in the field of accounting and finance. His position oversees the overall corporate planning, financial reporting, accounting and administration, taxation and fundraising and treasury functions of Sea Forrest Group of companies. He was formerly a Director in Charterking Pte Ltd a company specializing in consultancy for the maritime, oil and gas industry and prior to that he was Vice President, Commercial and Group Financial Controller for Gryphon Energy Group of companies, which was involved in the offshore oil and gas industry specializing in engineering, procurement and construction of Offshore Rigs for the ASEAN region.

He graduated with a master’s degree in business administration (MBA) from Heriot Watt University, United Kingdom in 1996 and hold a professional accountancy qualification from the Association of International Accountants, United Kingdom.

Independent Director Nominees

Mr. Jay Fogal is an Independent Director Nominee, with his appointment set to begin upon the Company’s listing on the NYSE American. As a fourth-generation ship/rig builder, Mr. Fogal has a 40-year career tenure, working within multiple facets of the shipbuilding and offshore industry. Starting as a young teenager, he worked in the design field, which jumpstarted his lifelong career and dedication to the industry. He moved into operations and construction during his university studies and built an extraordinary career from these varied experiences. He has co-founded several specialist companies involved in the fabrication and supply of ultra-critical offs–ore structures - used on jack-up drilling rigs, lift boats, and more recently, Wind Turbine Installation Vessels (WTIVs). These mega-projects have been built in a variety of countries throughout the world, including, Asia, the Middle East, Europe, and North America. He is currently President and CEO of Jackup Structures Alliance, Inc. (JSA), a global company based in Houston, Texas where he has held the position for the past 5 years. He additionally holds joint ownership in several joint venture companies in Dubai, UAE and Al Khobar, KSA. Mr. Fogal brings a unique combination of marketing, sales, and construction/operations experience, plus a commitment to making a positive contribution to the industry, over the span of his career lifespan. He graduated from the University of Houston – Clear Lake, with a business degree in marketing in 1995.

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Ms. Catherine Mangan Walsh is an Independent Director Nominee, with her appointment set to begin upon the Company’s listing on the NYSE American. Catherine has over 12 years of experience in various organisations and is currently the Director of Business Development for Blend360 a position she has held from March 2022 till today. Blend 360 is a technology company providing Digital Marketing Solutions. She was previously the Vice President of Business Development for Moxie Sozo from November 2018 till March 2022. Catherine will provide a unique combination of legal and management skills to support an independent dimension to the Board. She graduated with a BA in Psychology and Classics from New York University in 1996. She completed her Juris Doctor (JD) with a major in Law from Brooklyn Law School in 2000.

Ms. Diana Leng is an Independent Director Nominee, with her appointment set to begin upon the Company’s listing on the NYSE American. Ms. Diana Leng has over twenty years of executive experience within the Banking, Energy & Technology sectors. She has a proven track record in the areas of treasury, corporate finance, mergers and acquisitions, financial markets, and strategic management. Ms. Leng started her career with a large Banking Group in the Netherlands where she gained experience in banking, insurance, and asset management internationally.

Presently Diana is the Group CFO for BECIS Pte Ltd which she joined in December 2022, and is responsible for the Finance, HR, Legal and Admin functions. BECIS a leading Energy as a Service (EaaS) provider, that enables companies to achieve their decarbonization targets. From October 2020 to December 2022, during Covid pandemic, she responded to the challenge and actively expanded her operational management skills into healthcare and technology when she was the COO of a Digital Health Platform for a large private medical group. Prior to that, she was the CFO of KS Drilling where she served from October 2011 to December 2022,and was overall in charge of the finance function, capital, and asset management..

Ms. Diana Leng holds a Master of Science in International Business and is Alumna of the School of Business & Economics, Maastricht University.

Committees of the Board of Directors

Our board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our board of Directors that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of Directors may also establish other committees from time to time to assist our Company and the board of Directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, NYSE American and SEC rules and regulations, if applicable. Upon our listing on NYSE American, each committee’s charter will be available on our website at www.seaforrest.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Jay Fogal , Catherine Mangan and Diana Leng will serve on the audit committee, which will be chaired by Diana Leng. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and NYSE American Company guide, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Diana Leng as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

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●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing earnings releases.

Compensation committee

Jay Fogal , Catherine Mangan and Diana Leng will serve on the compensation committee, which will be chaired by Catherine Mangan. Our board of Directors has determined that each such member satisfies the “independence” requirements of the NYSE American Company Guide. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of Directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;
●	reviewing and recommending to the board of Directors the cash compensation of our other Executive Officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NYSE American Company Guide;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the board of Directors the compensation of our Directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Jay Fogal , Catherine Mangan and Diana Leng will serve on the nomination committee, which will be chaired by Jay Fogal. Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the NYSE American Company Guide. The nomination committee’s responsibilities include:

●	developing and recommending to the board of Directors’ criteria for board and committee membership;
●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by shareholders; and
●	reviewing the composition of the board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Corporate governance

We have a formal policy regarding board diversity and our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

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Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, and we also intend to adopt an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the Policies will be posted on the Corporate Governance section of our website, which is located at www.seaforrest.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of NYSE American.

EXECUTIVE COMPENSATION

Compensation of Executive Directors and Executive Officers

For the financial year ended December 31, 2022, we paid an aggregate of approximately S$325,921 (US$242,392) in cash to our Executive Directors and Executive Officers. For the financial year ended December 31, 2023, we paid an aggregate of approximately US$[—] in cash to our Executive Directors and Executive Officers. Our Singapore subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements

Employment Agreement between Mr. George Lee and the Company

Effective as of January 1, 2024, the Company shall enter into an Employment Agreement with Mr. George Lee. The agreement provides for an annual base salary, together with such additional discretionary bonus. George Lee’s employment will continue indefinitely, subject to termination by either party to the agreement upon three (3) months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. George Lee shall not, during the term of the agreement and for twelve (12) months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Mr. Edmund Chan and the Company

Effective as of January 1, 2024, the Company shall enter into an Employment Agreement with Mr. Edmund Chan. The agreement provides for an annual base salary, together with such additional discretionary bonus. Mr. Edmund Chan’s employment will continue indefinitely, subject to termination by either party to the agreement upon three (3) months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Edmund Chan shall not, during the term of the agreement and for twelve (12) months after cessation of employment, carry on business in competition with the Group.

Directors’ Agreements

Each of our Directors has entered into a Director’s Agreement with the Company effective upon the listing of the Company. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified. Any Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote. Under the Directors’ Agreements, the Company agrees, to the maximum extent provided under applicable law, to indemnify the Directors against liabilities and expenses incurred in connection with any proceeding arising out of, or related to, the Directors’ performance of their duties, other than any such losses incurred as a result of the Directors’ gross negligence or willful misconduct.

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Under the Directors’ Agreements, the initial aggregate annual salary that is payable to our Independent Director Nominees is between US$25,000 to US35,000, in cash respectively.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of Directors, provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors have entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
●	each of our named Executive Officers;
●	each of our Directors and Director nominees; and
●	all of our current Executive Officers, Directors and Director nominees as a group.

Applicable percentage ownership is based on [●] Class A and [●] Class B Shares of our Company issued and outstanding as of the date of this prospectus, and, with respect to percent ownership after this offering.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is 8 Penjuru Lane, Singapore 609189

Executive Officers and Directors	Amount of Beneficial Ownership of Class A Shares(1)	Pre- Offering Percentage Ownership of Class A Shares(2)	Post- Offering Percentage Ownership of Class A Shares(2)(3)		Amount of Beneficial Ownership of Class B Shares Pre- and Post- Offering	Percentage Ownership of Class B Shares		Pre- Offering Combined Voting Power of Class A and Class B Shares(2)		Post- Offering Combined Voting Power of Class A and Class B Shares(2)(3)
Directors and Named Executive Officers:
George Lee Sze Min	[—]	20%	[—]	%	[—]	100.00%		[—]	%	[—]	%
Patrick Lim Hui Peng	-	-	-		-	-		-		-
Edmund Chan Huan Lye	-	-	-		-	-		-		-
Catherine Mangan Walsh	-	-	-		-	-		-		-
Jay Fogal	-	-	-		-	-		-		-
Diana Leng	-	-	-		-	-		-		-
	-	-	-		-	-		-		-
5% or Greater Stockholders	-	-	-		-	-		-		-
BH Global(4)	[—]	80%	[—]	%	[—]	[—]	%	[—]	%	[—]	%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Shares and Class B Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on [—] Class A Shares and [—] Class B Shares issued and outstanding as of the date of this prospectus. Holders of Class A Share are entitled to one (1) vote per share. Holders of Class B are entitled to ten (10) votes per share.

(3)	Assuming [—] Class A Shares are issued in this offering, not including [—] Class A Shares underlying the Underwriter’s Over-Allotment Option and [—] Class A Shares underlying the Underwriter Warrants.

(4)	Represents [--] Class A shares held by BH Global, which is beneficially owned and controlled by Beng Hui Holdings (S) Pte Ltd (“BH Singapore”) and its current registered address is located at 8 Penjuru Lane, Singapore 609189, which in turn is controlled by the directors of BH Singapore, (i) Lim Hui Eng, (ii) Patrick Lim Hui Peng who is a non-executive director of the Company, (iii) Lim Chye Hoon Eileen, (iv) Lim Huay Hua Johnny and (v) Goh Ah Lek.

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RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since December 31, 2020, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2022 and 2023:

Name of related parties	Relationship with the Company
BH Global Corporation Ltd	Corporate shareholder
Beng Hui Marine Electrical Pte Ltd	Company related by common shareholder, BH Global Corporation Ltd
Athena Dynamics Pte Ltd	Company related by common shareholder, BH Global Corporation Ltd
BOS Offshore & Marine Pte Ltd	Company related by common shareholder, BH Global Corporation Ltd

Related party transactions and balances

i.	Goods and services provided, rental expenses and tangible assets purchased

Due to/from companies related by common shareholders

The Company provided goods and services to BOS Offshore & Marine Pte Ltd amounting to S$438,133 and S$31,096 (US$23,570) for the year ended December 31, 2022 and 2023. The account receivables balance due from BOS Offshore & Marine Pte Ltd was S$29,848 and S$8,764 (US$6,643) as of December 31, 2022 and 2023.

The Company provided goods and services to Bing Hui Marine Electrical Pte Ltd amounting to S$257,983 and S$342,286 (US$259,445) for the year ended December 31, 2022 and 2023. At the same time, the Company received goods and services from Beng Hui Marine Electrical Pte Ltd amounting to S$115,280 for the year ended December 31, 2022. The Company incurred rental expense to Beng Hui Marine Electrical Pte Ltd amounting to S$48,000 and S$51,480 (US$39,294) for the year ended December 31, 2022 and 2023. Besides, the Company purchased tangible assets from Beng Hui Marine Electrical Pte Ltd amounting to S$28,394 for the year ended December 31, 2022. The account payables balance due to Beng Hui Marine Electrical Pte Ltd was S$4,514 and S$20,884 (US$15,829) as of December 31, 2022 and 2023.

ii.	Settlement of liabilities on behalf of the Company

Due to company related by common shareholders

The Company received advances from Beng Hui Marine Electrical Pte Ltd for business expenses incurred by the Company. The payable balance due to Beng Hui Marine Electrical Pte Ltd was S$49,300 and S$1,393,800 (US$1,056,470) as of December 31, 2022 and 2023. Such balance is interest free, unsecured, and due on demand.

The Company received advances from BOS Offshore & Marine Pte Ltd for business expenses incurred by the Company. The payable balance due to BOS Offshore & Marine Pte Ltd was S$49,611 as of December 31, 2022. Such balance is interest free, unsecured, and due on demand.

The Company received advances from Anthena Dynamics Pte Ltd for business expenses incurred by the Company. The payable balance due to Athena Dynamics Pte Ltd was S$2,233 and S$7,055 (US$5,348) as of December 31, 2022 and 2023. Such balance is interest free, unsecured, and due on demand.

iii.	Advances from related parties

Due to company related by common shareholders

Beng Hui Marine Electrical Pte Ltd provided advances to the Company amounted to S$4,242,456 and S$3,491,713 (US$2,646,641) as of December 31, 2022 and 2023 respectively. These advances are unsecure, interest bearing at rates ranging from 4.000% to 4.493% (2022: 3.346% to 4.055%) per annum, with a maturity period at June 30, 2024.

These advances are categorized as current liability owing to its on-demand clause, which mandates immediate repayment upon written request by the Beng Hui Marine Electrical Pte Ltd.

The Company incurred interest expense on these advances amounting to S$139,024 and S$192,588 (US$145,977) for year ended December 31, 2022 and 2023 respectively.

Due to corporate shareholder

BH Global Corporation Ltd provided advances to the Company amounted to S$98,314 and S$619 (US$469) as of December 31, 2022 and 2023 respectively. These advances are unsecured, interest bearing at rates ranging from 4.000% to 4.493% (2022: 3.346% to 4.055%) per annum, with a maturity period at June 30, 2024.

These advances are categorized as current liability owing to its on-demand clause, which mandates immediate repayment upon written request by BH Global Corporation Ltd.

The Company incurred interest expense on these advances amounting to S$658 and S$757 (US574) for year ended December 31, 2022 and 2023 respectively.

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2) Related party transactions

On December 17, 2021, SF (Engineering) entered into a lease agreement with Beng Hui Marine Electrical Pte Ltd for the commercial property at 8 Penjuru Lane Singapore 609189. The lease expired on December 31, 2022.

On January 1, 2021, SF (Tech) and its subsidiaries entered into an intercompany loan deed with BH Global and its subsidiaries. Under the terms of the intercompany loan deed, BH Global and its subsidiaries have agreed to make available to SF (Tech) and its subsidiaries, from January 1, 2021 to June 30, 2024, a loan facility with an aggregate outstanding principal of not more than S$6,000,000. The loan facility and all outstanding interest are to be fully repaid by SF (Tech) and its subsidiaries within twenty one (21) days of a written demand from BH Global and its subsidiaries, and no later than June 30, 2024.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of December 31, 2023, December 31, 2022 and December 31, 2021:

Name of Companies/ Related Parties	Nature of transactions	December 31, 2023	December 31, 2022	December 31, 2021
		USD	USD	USD
Due from related party:
BOS Offshore & Marine Pte Ltd	Provision of goods and services	6,643	57,626	59,601
Beng Hui Marine & Electrical Pte Ltd	Provision of goods and services	1,175

Due to related party:
BOS Offshore & Marine Pte Ltd	Provision of goods and services	-	35,358	1,243
Beng Hui Marine & Electrical Pte Ltd	Provision of goods and services and rental expenses	17,004	3,367	20,600
Anthena Dynamics Pte Ltd	Provision of goods and services	5,348	1,666	3,287
Beng Hui Holding (S) Pte Ltd	Provision of goods and services			484
BH Global Corporation Ltd	Business working capital purposes	469	83,921	37,204
Due from shareholder:
Beng Hui Marine & Electrical Pte Ltd	Business working capital purposes	1,039,093	10,574	-
Due to related corporation:
Beng Hui Marine & Electrical Pte Ltd	Business working capital purposes	17,377	36,780	21,218
BOS Offshore & Marine Pte Ltd	Business working capital purposes		37,012	175,492
Loan from related corporation:
Beng Hui Marine & Electrical Pte Ltd	Unsecured interest bearing loans	2,646,641	3,155,180	1,976,319

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DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended from time to time, and the Companies Act, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 shares consisting of 490,000,000 Class A Shares and 10,000,000 Class B Shares, par value US$0.0001 per share. As of the date of this prospectus, [●] Class A and [●] Class B Shares are issued and outstanding.

Immediately upon the completion of this offering, we will have [●] Class A and [●] Class B Shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Amended and Restated Memorandum and Articles of Association

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearers. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Class A Shares are entitled to such dividends as may be declared by our board of directors. The holders of our Class B Shares have no right to dividends. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available therefore. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. At any general meeting of shareholders, a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is demanded by either:

●	the chairman of the meeting;
●	at least five shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing in aggregate not less than ten percent (10%) of the total voting rights of all shareholders having the right to vote at the meeting; or
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative, holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than ten percent (10%) of the total sum paid up on all the shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempt Company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we may, but shall not be obliged to, hold an annual general meeting in each calendar year and, if so called, any annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting (through means of any telephone, electronic or other communications facilities that permit all persons in the meeting to communicate with each other), as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than fourteen (14) clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders (present in person or representing by proxy or by a duly authorized representative) holding shares which carry in aggregate not less than one-third of all votes attaching to the shares entitled to vote at such general meeting, unless the Company has only one shareholder in which case that shareholder alone constitutes a quorum.

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The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than ten percent (10%) in par value of the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Class a Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, in the case of uncertificated Ordinary Shares, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange. Our Class B Shares are non-transferrable.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share that is certificated form, and without giving any reason, unless:

●	it is in respect of an Ordinary Share which is fully paid and on which the Company has no lien;

●	the instrument of transfer is lodged with us at our registered office (or as our Board otherwise directs), accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer and due execution and proper authorization of the transfer ;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	it is in favour of a single transferee or in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer in respect of any certificated Ordinary Share they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

The Directors shall register a transfer of title to any Ordinary Share which is held in uncertificated form in accordance with the applicable rules and regulations of the relevant system in which the Shares are held, except that the Directors may refuse (subject to any relevant requirements of (to the extent applicable) of the relevant stock exchange or relevant system in which the Shares are held) to register any such transfer which is in favour of more than four persons jointly or in any other circumstance permitted by the rules and regulations of the relevant system in which the Shares are held. lf the Directors refuse to register any such transfer the Company shall, within two months after the date on which the instruction relating to such transfer was received by the Company, send notice of the refusal to the transferee.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the Class A Shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the Class A Shares held by them. The holders of the Class B Shares are not entitled to participate in the distribution of any surplus assets on a winding up or liquidation (other than the right to receive up to the par value for each Class B Share).

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

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Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as our board of directors may determine before the issue of the shares. Our Company may also repurchase any of our shares on such terms and in such manner as our board of directors may determine of agree with the relevant Shareholder. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Compulsory Repurchase of Class B Shares. In the event that a shareholder holding a Class B Share (i) dies, becomes bankrupt, commences liquidation or is dissolved, (ii) is no longer employed by, and no longer an officer or director of, our Company or any of its subsidiaries; or (iii) an order is made by any court of competent jurisdiction on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his property or affairs or he is admitted to hospital in pursuance of an application for admission for treatment under any legislation relating to mental health, subject to the law, our board of directors in their sole discretion may compulsorily repurchase and cancel any or all of the affected Class B Shares for a consideration that is equal to the nominal or par value per Class B Ordinary Share or for nil consideration without any further consents or action by that shareholder in accordance with our Amended and Restated Articles of Association.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of that class or with the consent in writing of the Shareholders of not less than half of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our Amended and Restated Memorandum and Articles of Association authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Amended and Restated Memorandum and Articles of Association also authorize our board of directors to establish from time to time one or more series or classes of preference shares and to determine, with respect to any series or class of preference shares, the terms and rights of that series or class, including, among other things:

●	the designation of the series or class;

●	the number of shares of the series or class;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of our Company will be open to the inspection of Members (not being Directors). See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

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●	have created a dual class share structure whereby Class B Share shall carry enhanced voting rights, and authorize our board of directors to issue additional Class B Shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempt company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempt company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of the United Kingdom but does not follow recent United Kingdom statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of the United Kingdom. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) in the case of a shareholder scheme by seventy-five per cent in value of the number of class of members, as the case may be, with whom the arrangement is to be made or (ii) in the case of a creditor scheme, a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

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Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that that we shall indemnify , our current and former directors and officers of our company against all liability, action, proceeding, claim, demand, costs, damages or expenses (including legal expenses) incurred or sustained by such persons, other than by reason of such person’s actual fraud or wilful default (as determined by a court of competent jurisdiction that has made a final, non-appealable finding to that effect.).

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Amended and Restated Memorandum and Articles of Association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Articles of Association allow our shareholder(s) holding shares which carry in aggregate not less than ten percent (10%) in par value of all the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Amended and Restated Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempt Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Amended and Restated Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders and with cause, by a resolution of our board of Directors. Under our Amended and Restated Articles of Association, a director’s office shall also be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (ii) resigns his office by notice in writing to our company at its registered office address; (iv) is not present personally or by proxy or represented by an alternate director at meetings of the directors for a continuous period of 6 months without special leave of absence from our board of directors, and our board of directors pass a resolution that such director has by reason of such absence vacated office; (v) is prohibited by law from being a director or; (vi) only held office as a director for a fixed term and such term expires (vii) has been the subject of an order by any court of competent jurisdiction on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his property or affairs or he is admitted to hospital in pursuance of an application for admission for treatment under any legislation relating to mental health and our board of directors resolve that his office be vacated, or (viii) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our Amended and Restated Memorandum and Articles of Association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who owns or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

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Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of that class or with the consent in writing of holders of not less than half of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Upon incorporation, on July 27, 2023, our Company was incorporated with one subscriber share which was transferred to Lee Sze Min. This share was converted into a Class A Share on November 30, 2023.

[Other than the issuance of securities in connection with the reorganization and during the incorporation phase, we have not issued any securities in the past three years.]

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [●] Class A and [●] Class B Shares issued.

Before the closing of this offering, there has been no public market for our Class A Shares. Future sales of substantial amounts of our Class A Shares, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Class A Shares or impair our ability to raise equity capital.

All of the Class A Shares sold in this offering by the Company will be freely transferable in the United States, without restriction or further registration under the Securities Act, by persons other than our “affiliates.” Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Ordinary Shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Class A Shares acquired in this offering by our affiliates.

Sales of substantial amounts of our Class A Shares in the public market could adversely affect prevailing market prices of our Class A Shares. Prior to this offering, there has been no public market for our Class A Shares, and while we intend to apply for the listing of our Class A Shares on the NYSE American, we cannot assure you that a regular trading market will develop in the Class A Shares.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Lock-Up Agreements

We and our directors and officers and any other holders of five percent (5.0%) or more of our outstanding Ordinary Shares as of the effective date of the registration statement which this prospectus forms a part of (and all holders of securities exercisable for or convertible into Ordinary Shares) have entered into customary “lock-up” agreements in favor of Maxim pursuant to which such persons and entities have agreed, for a period of six (6) months after the effective date of the registration statement related to this offering, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any our securities without the representative’s prior written consent, including the issuance of Ordinary Shares upon the exercise of currently outstanding options approved by the representative.

We cannot predict what effect, if any, future sales of our Class A Shares, or the availability of Class A Shares for future sale, will have on the trading price of our Class A Shares from time to time. Sales of substantial amounts of our Class A Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Class A Shares for more than six months but not more than one year may sell such Class A Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Class A Shares for more than one year may freely sell our Class A Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Class A Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1.0% of the then outstanding Class A Shares; or
●	The average weekly trading volume of our Class A Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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EXPENSES RELATED TO THIS OFFERING

The following table sets forth the costs and expenses payable by us (the Registrant), other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates, except for the SEC Registration Fee, FINRA filing fee and NYSE American listing fee.

SEC Registration Fee	US$	*
FINRA Filing Fee	US$	*
NYSE American Listing Fee	US$	*
Printing and engraving expenses	US$	*
Legal fees and expenses	US$	*
Accounting fees and expenses	US$	*
Miscellaneous	US$	*
Total	US$	*

* To be completed by amendment.

These expenses will be borne by us.

MATERIAL TAX CONSIDERATIONS

The following summary of material Cayman Islands, Singapore and U.S. federal income tax consequences of an investment in our Class A Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Singapore and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Class A Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Carey Olsen Singapore LLP, our counsel as to Cayman Islands law. To the extent that this discussion relates to matters of Singapore tax law, it is the opinion of Harry Elias Partnership LLP, our counsel as to Singapore law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties which are applicable to any payments made by or to our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Shares, nor will gains derived from the disposal of our Class A Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Class A Shares or on an instrument of transfer in respect of our Class A Shares provided that no instruments are executed in, or after execution, brought within the jurisdiction of the Cayman Islands.

Singapore Tax Considerations

Singapore Income Tax

Corporate Income Tax

A company is regarded as a tax resident in Singapore if the control and management of its business is exercised in Singapore. “Control and management” is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of a company’s board of directors’ meetings where strategic decisions are made determines where the control and management of that company is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

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Both Singapore and non-Singapore tax resident corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore. A Singapore tax resident corporate taxpayer is also subject to Singapore income tax on income derived from outside Singapore (i.e. foreign-sourced income) which is received or deemed received in Singapore, unless otherwise exempted. A non-Singapore tax resident corporate taxpayer is also subject to Singapore income tax on income derived from outside Singapore which is received or deemed to have been received in Singapore but generally only where such taxpayer is considered to be operating in or from Singapore.

Foreign-sourced income is deemed to be received in Singapore when it is (i) remitted to, transmitted or brought into Singapore, (ii) used to pay off any debt incurred in respect of a trade or business carried on in Singapore, or (iii) used to purchase any movable property brought into Singapore.

Foreign-sourced income in the form of branch profits, dividends and service income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident company are exempted from Singapore tax provided that the following qualifying conditions are met:

●	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

●	at the time such income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which such income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is at least 15.0%; and

●	the Comptroller of Income Tax (the “Comptroller”) is satisfied that the tax exemption would be beneficial to the person resident in Singapore who is receiving or deemed to be receiving the specified foreign income.

The prevailing corporate income tax rate in Singapore is 17.0% with a 75.0% exemption on the first S$10,000 of chargeable income and a 50.0% exemption on the next S$190,000 of chargeable income.

New start-up companies will also, subject to certain conditions and exceptions, be eligible for tax exemption for each of the company’s first three (3) years of assessment as follows: (i) 75.0% exemption on the first S$100,000 of chargeable income and (ii) a 50.0% exemption on the next S$100,000 of chargeable income.

The remaining chargeable income (after the tax exemption scheme for new companies or the partial tax exemption scheme for companies) will be fully taxable at the prevailing corporate tax rate.

Individual Income Tax

Individual taxpayers who are Singapore tax residents are subject to tax on income accrued or derived from Singapore. All foreign-sourced income (except for income received through a partnership in Singapore) received in Singapore by tax resident individuals will be exempt from tax. Interest received by tax resident individuals from investment income from certain financial instruments will be exempt from tax.

An individual is regarded as a tax resident in Singapore in a “Year of Assessment” (which refers to the year in which tax is calculated and charged for income earned in the preceding year) if, in the calendar year preceding the year of assessment, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he ordinarily resides in Singapore.

Singapore tax resident individuals are subject to tax at the progressive resident rates, ranging from 0% to 24.0% with effect from Year of Assessment 2024, after deductions of qualifying personal reliefs where applicable.

Non-resident individuals are generally subject to Singapore income tax on income accrued in or derived from Singapore at a flat rate of 24.0% with effect from Year of Assessment 2024 except employment income and certain income taxable at reduced withholding rates. Singapore employment income of non-resident individuals is taxed at 15.0%, or at the progressive resident rates, whichever yields a higher tax. A non-resident individual (other than a director) exercising a short-term employment in Singapore for not more than 60 days may be exempt from tax in Singapore.

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Dividend Distributions

Singapore adopted the one-tier corporate tax system from 2003. Under the one-tier corporate tax system, the tax paid by a Singapore resident company on its corporate profits is a final tax. Dividends payable by the Singapore resident company to its shareholders are exempt from Singapore income tax in the hands of the shareholders.

There is no withholding tax on the dividend payments by a company resident in Singapore to both resident and non-resident shareholders.

Foreign shareholders receiving tax exempt (one-tier) dividends are advised to consult their tax advisors to take into account the tax laws of their respective countries of residence and the applicability of any double taxation agreement which their country of residence may have with Singapore.

Capital Gains Tax

Singapore currently does not impose tax on capital gains. However, while gains from the sale of a property, shares and financial instruments in Singapore are generally not taxable, such gains may be taxable if derived from buying and selling property with a profit-seeking motive or activities deemed to constitute trading in properties. Criteria used to assess if one is trading in properties includes the frequency of such transactions, one’s reason(s) for the transactions, one’s financial means to hold the property for a long term, and one’s holding period. Gains derived from the sale of shares may also be taxable if they constitute any gains or profits of any income nature under Section 10(1) of the ITA.

Section 13W of the ITA provides some certainty on the non-taxability of gains derived by a corporate taxpayer (“the divesting company”) from the disposal of ordinary shares in an investee company during the period from June 1, 2012 to 31 December 2027 (both dates inclusive) where the divesting company has, at all times during a continuous period of at least 24 months ending on the date immediately prior to the date of disposal of such shares, legally and beneficially owned at least 20.0% of the ordinary shares in the investee company.

The exemption prescribed under Section 13W of the ITA is not applicable under the following scenarios:

(i)	the disposal(s) of shares the gains or profits of which are included as part of the income of an insurer;

(ii)	the disposal of shares before June 1, 2022 in a company that is:

●	is in the business of trading Singapore immovable properties; or

●	principally carries on the activity of holding Singapore immovable properties,

other than property development, where the shares are not listed on a stock exchange in Singapore or elsewhere;

(iii)	the disposal of shares on or after June 1, 2022 not listed on a stock exchange in Singapore or elsewhere, being shares in a company that the Comptroller is satisfied:

●	is in the business of trading immovable properties situated whether in Singapore or elsewhere;

●	principally carries on the activity of holding immovable properties situated whether in Singapore or elsewhere; or

●	has undertaken property development on Singapore or elsewhere, except where: (a) the immovable property developed is used by the company to carry on its trade or business (including the business of letting immovable properties), not being a business of trading immovable properties; and (b) the company did not undertake any property development in Singapore or elsewhere for a period of at least 60 consecutive months before the disposal of shares; or

(iv)	the disposal(s) of shares by a partnership, limited partnership and limited liability partnership one or more of the partners of which is a company or are companies.

Shareholders who have adopted, or who are required to adopt, the Singapore Financial Reporting Standards (International) (“SFRS (I)”) 9 (Financial Instruments) which replaces the existing SFRS(I) 1-39 (Financial Instruments – Recognition and Measurement) for accounting purposes may be required to recognise gains or losses in accordance with the provisions of SFRS(I) 9 regardless of any disposal of shares being made. If so, the gain or loss on the disposal of shares may be taxed or allowed as a deduction for Singapore income tax purposes notwithstanding being unrealised.

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Shareholders are advised to consult their accounting and tax advisers on the Singapore tax consequences on their subscription, purchase, holding and disposal of our Class A Shares.

Bonus Shares

Any bonus shares received by our Shareholders are not taxable in Singapore.

Stamp Duty

There is no stamp duty payable on the subscription, allotment or holding of shares.

Stamp duty is payable on the instrument of transfer for the transfer of shares at 0.2% on the consideration for, or market value of, the shares transferred whichever is higher.

The purchaser is liable for stamp duty, unless there is an agreement to the contrary.

No stamp duty is payable if no dutiable document relating to the share transfer is executed. Stamp duty may be payable if the instrument of transfer (i) is executed in Singapore, or (ii) is executed outside Singapore, relates to any property situated or to any matter or thing done or to be done in Singapore, and is received in Singapore.

Stamp duty is not applicable to electronic transfers of shares through the scripless trading system operated by the Central Depository (Pte) Limited, a wholly owned subsidiary of the Singapore Exchange, if such transfers are not pursuant to an instrument of transfer.

Pursuant to recent amendments to the Stamp Duties Act 1929 of Singapore, stamp duty is payable on certain electronic instruments that effect a transfer of interest in shares, where such instruments are regarded or deemed to be executed (i) in Singapore, or (ii) outside Singapore, relates to any property situated or to any matter or thing done or to be done in Singapore and received in Singapore. In this regard, an electronic instrument that is executed outside Singapore is received in Singapore if (i) it is retrieved or accessed by a person in Singapore; (ii) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (iii) an electronic copy of it is stored on a computer in Singapore.

Goods and Services Tax

The sale of shares by a GST-registered investor to another person belonging in Singapore is an exempt supply not subject to GST. Any GST incurred by a GST-registered investor in making this exempt supply is generally not recoverable unless the investor satisfies certain conditions prescribed under the GST legislation or certain GST concessions.

Where shares are sold by a GST-registered investor to a person belonging outside Singapore, the sale is a taxable supply subject to GST at zero-rate if certain conditions are met. Any GST incurred by a GST-registered investor in the making of this supply in the course of or furtherance of a business may be recoverable from the Comptroller of GST.

Services such as brokerage, handling and clearing charges rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase, sale or holding of shares will be subject to GST at the prevailing standard rate of 9.0% with effect from January 1, 2024. Similar services rendered to an investor belonging outside Singapore may be subject to GST at zero-rate if certain conditions are met.

Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with purchase and sale of our Class A Shares.

Estate Duty

Singapore estate duty has been abolished with effect from February 15, 2008.

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United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Shares by U.S. Holders (as defined below) that acquire our Class A Shares in this offering and hold our Class A Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Class A Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Class A Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Class A Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Class A Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Class A Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Class A Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Class A Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Class A Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our Company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Shares;

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●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Class A Shares on the NYSE American, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Class A Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Class A Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Class A Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Shares held at the end of the taxable year over its adjusted tax basis of such Class A Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Class A Shares held at the end of the taxable year over the fair market value of such Class A Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Class A Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR CLASS A SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR CLASS A SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

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UNDERWRITING

We are offering our Class A Shares described in this prospectus through the underwriters named below. Maxim Group LLC, or Maxim or the representative, is acting as representative of the underwriters. We have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase, and we have agreed to sell to the underwriters, the number of Class A Shares listed next to its name in the following table:

Underwriter	Number of Shares
Maxim Group LLC

Total

The underwriters are offering our Class A Shares subject to their acceptance of our Class A Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A Shares if any such shares are taken.

In connection with this offering, the underwriters or securities dealers may distribute prospectuses electronically.

Over-allotment Option

We have granted to the underwriters an option exercisable not later than 45 days after the date of this prospectus to purchase up to a number of additional [_____] Class A Shares equal up to 15% of the Class A Shares at the public offering price per share set forth on the cover page hereto less the underwriting discounts and commissions. The underwriters may exercise the option solely to cover overallotments, if any, made in connection with this offering.

Underwriting Discounts and Expenses

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. The representative may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

We have agreed to pay the underwriters a cash fee equal to seven and half percent (7.5%) of the aggregate gross proceeds from the sale of the Class A Shares.

The following table summarizes the underwriting discount and commission to be paid to the underwriters by us.

	Per Share	Total	Total with Full Exercise of Overallotment
Public offering price
Underwriting discount to be paid to the underwriters by us
Proceeds to us (before expenses)

We will also pay to the representative by deduction from the net proceeds of the offering contemplated herein. We have also agreed to pay the representative a non-accountable expense allowance equal to one-half percent (0.5%) of the gross proceeds received by us from the sale of Class A Shares.

We have agreed to pay the representative’s out-of-pocket accountable expenses, including the representative’s legal fees, up to a maximum amount of $200,000 if this offering is completed. We have paid $50,000 to the representative as an advance to be applied towards out-of-pocket expenses, or the Advance. Any portion of the Advance shall be returned back to us to the extent not actually incurred.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $___. We expect the net proceeds from this offering to be approximately $__ million after deducting $_____in underwriting commissions and $_____in our other estimated offering expenses.

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Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriter may be required to make in respect of those liabilities.

Lock-up Agreements

We, our directors and officers and any other holders of five percent (5.0%) or more of our outstanding Ordinary Shares as of the effective date of the registration statement which this prospectus forms a part of (and all holders of securities exercisable for or convertible into Ordinary Shares) have entered into customary “lock-up” agreements in favor of Maxim pursuant to which such persons and entities have agreed, for a period of six (6) months after the effective date of the registration statement related to this offering, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any our securities without Maxim’s prior written consent, including the issuance of shares upon the exercise of currently outstanding options approved by Maxim.

Right of First Refusal

We have agreed to grant Maxim, upon the closing of this offering, or an Alternative Transaction (as defined below), for a period of twelve (12) months from such date, a right of first refusal to act as sole managing underwriter and bookrunner, or sole placement agent or sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings in the United States for which we retain the service of an underwriter, financial advisor, finder or other person or entity in connection with such offering during such twelve (12) month period of the Company, or any successor to or any subsidiary of the Company. We shall not offer to retain any entity or person in connection with any such offering in the United States on terms more favorable than terms on which it offers to retain Maxim. Such offer shall be made in writing in order to be effective. Maxim shall notify the Company within ten (10) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. “Alternative Transaction” shall mean an alternative offering (registered or unregistered) of the Company’s equity, equity-linked, convertible or debt securities or a reverse merger during the engagement term.

In addition, in the event of an M&A transaction conducted in the United States or otherwise involving aUS-listed company (the “M&A Transaction”), the Company agrees to grant Maxim the right of first refusal to act as our exclusive advisor with respect to such M&A Transaction, and it is agreed that Maxim shall be entitled to a success fee to be paid in cash equal to two and half (2.5%) percent (the “Success Fee”) of the “Equity Value” (the term shall mean, with respect to the Company, based on the equity value defined in the merger agreement and to be mutually agreed by the Company and Maxim). Furthermore, Maxim will also be due a Success Fee on any earn-out structures, escrow payments, any payments in consideration for any non-compete covenants, future contractual or contingent payments, and all other consideration paid to the Company or its shareholders in connection with the M&A Transaction. The Success fee for all amounts retained or amounts placed in escrow as a holdback shall be due at closing of such transaction.

Other Relationships

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

No Public Market

Prior to this offering, there has not been a public market for our securities in the U.S. and the public offering price for our Class A Shares will be determined through negotiations between us and the underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our Class A Shares will trade in the public market subsequent to this offering or that an active trading market for our Class A Shares will develop and continue after this offering.

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Stock Exchange

We plan to have our Class A Shares approved for listing on the NYSE American under the symbol “[—].” We make no representation that such application will be approved or that our Class A Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A Shares will be listed on the NYSE American at the completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions

In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our Class A Shares during and after this offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A Shares while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our Class A Shares, which involve the sale by the underwriter of a greater number of Class A Shares than they are required to purchase in this offering and purchasing Class A Shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriter’s option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriter may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Class A Shares in the open market that could adversely affect investors who purchased in this offering.

The underwriter also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriter a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our Class A Shares or preventing or retarding a decline in the market price of our Class A Shares. As a result of these activities, the price of our Class A Shares may be higher than the price that otherwise might exist in the open market. The underwriter may carry out these transactions on the NYSE American, in the over-the-counter market or otherwise. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor the underwriter make any representation that the underwriter will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

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Determination of Offering Price

Prior to this offering, there was no public market for our Class A Shares. The initial public offering price will be determined by negotiation between us and the representative. The principal factors to be considered in determining the initial public offering price include, but not limited to:

●	the information set forth in this prospectus and otherwise available to the representative;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities market at the time of this offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriter and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriter can assure investors that an active trading market will develop for our Class A Shares or that the Class A Shares will trade in the public market at or above the initial public offering price.

Affiliations

The underwriter and its respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Shares the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Shares in any jurisdiction where action for that purpose is required. Accordingly, the Class A Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the Class A Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Selling Restrictions

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

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Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters conflicts of interest in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. Each underwriter has represented and agreed that:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

●	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

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This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to Prospective Investors in Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to prospective investors in Japan. The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

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Notice to prospective investors in Israel. In the State of Israel this prospectus supplement shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors, or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions, or the Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus supplement or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

LEGAL MATTERS

Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. The validity of the Class A Shares offered hereby will be opined upon for us by Carey Olsen Singapore LLP. The underwriter is being represented by Loeb & Loeb LLP, New York, New York with respect to legal matters of United States federal law.. Certain legal matters as to Singapore law will be passed upon for us by Harry Elias Partnership LLP. Ortoli Rosenstadt LLP may rely upon Carey Olsen Singapore LLP with respect to matters governed by the law of the Cayman Islands, and Harry Elias Partnership LLP with respect to matters governed by Singapore laws.

EXPERTS

The financial statements for the financial year in the period ended December 31, 2023 and December 31, 2022 included in this prospectus have been audited by JP Centurion & Partners PLT, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of JP Centurion & Partners PLT is located at No. 36G-2, Jalan Radin Anum, Bandar Baru Sri Petaling, 57000 Kuala Lumpur, Malaysia.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, Directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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SEA FORREST INTERNATIONAL LTD.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sea Forrest International Ltd.

8 Perjure Lane

Singapore 609189

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sea Forrest International Ltd. and its subsidiaries (the ‘Company’) as of December 31, 2022 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year ended of December 31, 2022 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2022 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2 to the financial statements, the Company had incurred a net loss of S$1,896,930 during the year, its current liabilities exceeded the current assets by S$3,358,108, had an accumulated deficit of S$2,837,851 as of December 31, 2023. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way of our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosure to which they relate.

F-2

Revenue and cost recognition on the service revenue

The Company provides engineering services and provides ship and offshore structure repairs and modification services. The Company recognizes revenue and cost as performance obligations satisfied over time using input method, based by reference to the Company’s progress towards completion, based on the proportion of cost incurred to date to the estimated total costs.

The recognition of revenue and cost relating to the services is therefore dependent on the Company’s estimate and judgement exercised to determine the estimated total costs. There is a risk that the actual costs are different to those estimated, resulting in percentage of completion computed not reflecting the actual progress of the project.

Therefore, revenue and cost recognition of the service is identified as critical audit matter due to the judgement involved to determine the stage of completion. A change in the estimates will affect the amount of revenue and cost recognized by the Company.

Our audit procedures in this area in assessing the revenue and cost recognition are as follows:

a)	Assessed the Company’s policies and processes of estimating project budget cost and recording actual cost incurred;
b)	Compared the estimated project costs for similar projects to estimate used for on-going projects;
c)	Reviewed the estimated project costs to the completion subsequent to the financial year;
d)	Agreed samples of project costs incurred during the year to suppliers’ invoices/claims; and
e)	Recomputed the percentage of completion, the project revenue and cost recognized during the year.

Reorganization and recapitalization of entities under common control

The Company’s financial statements, as presented in Note 1, disclosed a significant event regarding the reorganization of its legal structure, involving the transfer of 100% of equity interest in Sea Forrest Technologies Pte Ltd and its wholly owned subsidiaries—Sea Forrest Power Solutions Pte Ltd and Sea Forrest Engineering Pte Ltd. The reorganization, outlined in the note, is pivotal as it results in Sea Forrest International Ltd becoming the ultimate holding company of the entities mentioned.

The critical audit matter arises from the significance of the reorganization’s basis and its accounting treatment. The consolidated financial statements assume the reorganization has been effective and have been prepared based on the basis that the transaction is a recapitalization among entities under common control. Therefore, the reorganization is identified as critical audit matter due to the judgement involved to determine the basis of accounting.

Our audit procedures in this area in assessing the basis of reorganization are as follows:

a)	Assessed the appropriateness of treating the reorganization as a recapitalization among entities under common control. Verified compliance with accounting standards and regulations;
b)	Scrutinized the consolidation of the Company and its subsidiaries at historical cost. Evaluate whether the financial statements provide a faithful representation of the transactions and events; and
c)	Examined the methodology used to present the financial statements as if the reorganization had become effective at the beginning of the earliest period presented. Ensure that this approach aligns with accounting principles.

/s/ JP CENTURION & PARTNERS PLT
JP CENTURION & PARTNERS PLT
We have served as the Company’s auditor since 2023.
JP Centurion & Partners PLT (PCAOB: 6723)
Kuala Lumpur, Malaysia

Date: (Final report to be issued upon the completion of the reorganization)

F-3

SEA FORREST INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2023	2023
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	727,813	1,000,068	758,029
Accounts receivable, net	1,981,193	1,932,482	1,464,778
Accounts receivable – related party	29,848	15,323	11,614
Contract assets	724,141	249,429	189,062
Other current assets	13,085	16,598	12,581
Prepayments	637,593	287,138	217,644
Inventories	1,094,542	1,928,325	1,461,627
Total current assets	5,208,215	5,429,363	4,115,335

Non current assets
Intangible assets	89,553	89,553	67,879
Property and equipment, net	203,005	159,971	121,254
Deferred tax assets	100,478	271,233	205,589
Total non current assets	393,036	520,757	394,722

TOTAL ASSETS	5,601,251	5,950,120	4,510,057

LIABILITIES
Current liabilities
Accounts payable	599,461	636,474	482,433
Accounts payable - related parties	105,658	1,421,739	1,077,646
Accruals and other payables	314,052	285,995	216,778
Contract liabilities	1,124,599	2,950,931	2,236,740
Amount due to related parties	4,340,770	3,492,332	2,647,110
Income taxes payable	70,155	-	-
Total current liabilities	6,554,695	8,787,471	6,660,707

TOTAL LIABILITIES	6,554,695	8,787,471	6,660,707

COMMITMENTS AND CONTINGENCIES	-	-	-

SHAREHOLDERS’ DEFICIT
Ordinary shares, Class A, US$0.0001 par value, 490,000,000 shares authorized, 1 share issued and outstanding as of December 31,2022 and 2023	- *	- *	- *
Ordinary shares, Class B, US$0.0001 par value, 10,000,000 shares authorized, nil share issued and outstanding as of December 31,2022 and 2023	-	-	-
Additional paid in capital	1,236,811	1,236,811	937,475
Accumulated losses	(2,190,255)	(4,087,185)	(3,097,996)
Accumulated other comprehensive income	-	13,023	9,871
Total shareholders’ deficit	(953,444)	(2,837,351)	(2,150,650)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	5,601,251	5,950,120	4,510,057

* Amount less than S$1.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

SEA FORREST INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31
	2022	2023	2023
	S$	S$	US$
Revenues	5,153,423	5,921,004	4,487,989

Cost of revenues	(3,253,916)	(3,882,028)	(2,942,491)

Gross profit	1,899,507	2,038,976	1,545,498

Operating expenses:
Selling and distribution expenses	1,293,862	1,892,247	1,434,281
Administration expenses	406,323	1,298,915	984,549
Research and development expenses	1,071,348	1,155,413	875,777
Total operating expenses	2,771,533	4,346,575	3,294,607

Loss from operations	(872,026)	(2,307,599)	(1,749,109)

Other income:
Other income	177,726	26,894	20,385

Finance cost:
Interest expense	(139,682)	(193,345)	(146,551)

Loss before tax expense	(833,982)	(2,474,050)	(1,875,275)
Income tax expense	215,505	577,120	437,444
Net loss	(618,477)	(1,896,930)	(1,437,831)

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	-	13,023	9,716
	(618,477)	(1,883,907)	(1,428,115)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(618,477)	(1,896,930)	(1,437,831)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	1	1	1

The accompanying notes are an integral part of these consolidated financial statements.

F-5

SEA FORREST INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares, Class A			Additional		Accumulated other
	Shares Outstanding	Par value		paid in capital	Accumulated losses	comprehensive income	Total
		S$		S$	S$	S$	S$
Balance as of January 1, 2022	1	-	*	500,010	(1,571,778)	-	(1,071,768)
Net loss	-	-		-	(618,477)	-	(618,477)
Waiver of debts**	-	-		736,801	-	-	736,801
Balance as of December 31, 2022	1	-	*	1,236,811	(2,190,255)	-	(953,444)
Net loss	-	-		-	(1,896,930)	-	(1,896,930)
Foreign currency translation adjustment	-	-		-	-	13,023	13,023
Balance as of December 31, 2023	1	-	*	1,236,811	(4,087,185)	13,023	(2,837,351)

		US$		US$	US$	US$	US$
Balance as of December 31, 2023		-	*	937,475	(3,097,996)	9,871	(2,150,650)

* Amount less than S$1.

** Waiver of amount due to shareholder.

The accompanying notes are an integral part of these consolidated financial statements.

F-6

SEA FORREST INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31
	2022	2023	2023
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(618,477)	(1,896,930)	(1,437,831)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	49,923	74,993	56,843

Change in operating assets and liabilities:
Account receivables	(1,177,243)	63,236	47,931
Contract assets	(546,447)	474,712	359,821
Inventories	(261,438)	(833,783)	(631,989)
Prepayments	(508,681)	350,455	265,637
Other current assets	24,334	(3,513)	(2,663)
Deferred tax assets	40,433	(170,755)	(129,428)
Account payables	173,813	1,353,022	1,025,561
Accruals and other payables	(168,101)	(28,057)	(21,267)
Contract liabilities	851,709	1,826,332	1,384,319
Income taxes payable	70,155	(70,155)	(53,176)
Net cash (used in) provided by operating activities	(2,070,020)	1,139,557	863,758
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(115,009)	(31,959)	(24,224)
Proceeds from disposal of investment in equity	1	-	-
Net cash used in investing activities	(115,008)	(31,959)	(24,224)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net movements in amounts due to related parties	2,354,159	(848,438)	(643,097)
Net cash provided by (used in) financial activities	2,354,159	(848,438)	(643,097)

Foreign currency translation	-	13,095	9,924

Net change in cash and cash equivalents	169,131	272,255	206,363

Cash, cash equivalents - beginning of year	558,682	727,813	551,666
Cash, cash equivalents - end of year	727,813	1,000,068	758,029
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (refunded) for income tax	-	-	-
Cash paid for interest	-	-	-

The accompanying notes form an integral part of these consolidated financial statements.

F-7

1	Organization and business overview

Sea Forrest International Ltd. is an investment holding company incorporated on July 27, 2023 under the laws of the Cayman Islands. The Company through its subsidiaries involved in engineering design and consultancy services in energy management and clean energy systems, and wholesale of marine equipment and accessories, ship and offshore structure repairs and modification while afloat, relating to offshore maintenance, repairs, and overhauling (“MRO”) services. The Company and its subsidiaries are collectively referred to as the “Company”.

The Company initially specialized in project management for the construction of oil rigs, afloat repairs, maintenance, and fabrication services. In 2019, Sea Forrest Power Solutions Pte. Ltd. (“SF (Power)”) underwent a transformative shift, expanding into the development of green solutions for the maritime industry. This strategic move encompassed marine electrification, charging, and marine energy storage solutions. Notably, SF (Power) played a pivotal role in providing a hybrid solution for Singapore’s first hybrid-powered pilot boat, marking a significant milestone in the company’s journey toward sustainable maritime solutions.

Subsequently acquired by BH Global Corporation Limited, Sea Forrest rebranded its services under its subsidiaries, namely Sea Forrest Engineering Pte. Ltd. (“SF (Engineering)”) and SF (Power). SF (Engineering) provides afloat repairs and MRO services while SF (Power) focuses on green energy solutions.

The Company is headquartered in Singapore.

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on [●]. The Reorganization involved the transfer of 100% of the equity interests in Sea Forest Technologies Pte Ltd and its wholly owned subsidiaries from its original shareholders to eventually Sea Forrest International Ltd. Consequently, Sea Forrest International Ltd. became the ultimate holding company of all the entities mentioned above.

The consolidated financial statements are prepared based on the basis that the reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

As of the date of this financial statement, the reorganization of the Company’s legal structure has not yet occurred.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Sea Forrest International Ltd.	July 27, 2023	100%	Cayman Island	Investment holding
Sea Forrest Ventures Ltd	August 1, 2023	100%	Cayman Island	Investment holding
Sea Forrest Technologies (S) Pte Ltd	August 3, 2023	100%	Singapore	Singapore holding company
Sea Forrest Engineering Pte Ltd	October 8, 2014	100%	Singapore	Offshore maintenance, repairs, and overhauling (“MRO”) services including project management of oil rig construction, afloat repairs/maintenance and fabrication services
Sea Forrest Power Solutions Pte Ltd	October 2, 2020	100%	Singapore	Green energy solutions consisting of development of marine electrification, charging and marine energy storage systems

F-8

2	Summary of significant accounting policies

Basis of presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and have been consistently applied in the preparation of the financial statements The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Going concern

The accompanying financial statements have been prepared on a going concern basis. For the year ended December 31, 2023, the Company incurred a net loss of S$1,896,930 (US$1,437,831). As of December 31, 2023, its current liabilities exceeded the current assets by S$3,358,108 (US$2,545,372) and the Company had an accumulated deficit of S$2,837,351 (US$2,150,650). These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon improving its profitability and the continuing financial support from its major shareholders. Management believes the existing shareholders or external financing, if necessary, will provide additional cash to meet the Company’s obligations as they become due. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, service revenue estimated for various projects and collectability of accounts receivable and other current assets. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in Singapore.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. Forward-looking information is also considered in the evaluation of current expected credit losses. The Company writes off the receivable when it is determined to be uncollectible.

F-9

2	Summary of significant accounting policies (continued)

Other current assets

Other current assets, net, primarily consists of deposits, prepayments made to vendors or services providers for future services that have not been provided, prepaid rent and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2022 and 2023, management believes that the Company’s other current assets are not impaired.

Prepayments

Prepayments consists of advance payment made to vendors for equipment yet to be delivered as of year ended December 31, 2022 and 2023.

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition. The inventories primarily consist of marine equipment and accessories consumed in the provision of our services. Generally, these items are not held for sale but are essential in delivering the services to our clients.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Property and equipment	lesser of lease term or expected useful life (no of years)
Furniture and fitting	3 to 5
Office equipment	1 to 3
Computer	3
Motor vehicles	5
Warehouse	3 to 5
Renovation	5

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets

Intangible assets comprise of goodwill which is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Goodwill is not amortized. The Company assesses goodwill at least annually for impairment or more frequently if certain events or circumstances exist.

Right-of-use assets and lease liabilities

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

F-10

2	Summary of significant accounting policies (continued)

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2022 and 2023, no impairment of long-lived assets was observed and recognized.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, contract assets and liabilities, accounts payable, other payables to related parties, contract liabilities, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Company accounts for its revenue under FASB ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by FASB ASC Topic 606 requires the Company to:

(1)	identify its contracts with customers;
(2)	identify its performance obligations under those contracts;
(3)	determine the transaction prices of those contracts;
(4)	allocate the transaction prices to its performance obligations in those contracts; and
(5)	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

Revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

F-11

2	Summary of significant accounting policies (continued)

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

We currently generate our revenues from the following main sources:

i.	Green energy solutions engineering projects

The Company provides Green energy solutions engineering projects such as procurement and construction management for electrical, instrumentation and telecommunications systems for onshore and offshore facilities. Revenue from engineering services is recognized as performance obligations satisfied over time using input method, measured by reference to the Company’s progress towards completion, based on the proportion of costs incurred to date to the estimated total costs. Costs incurred that are not related to the performance obligations or that do not contribute towards satisfying a performance obligation are excluded from the measure of progress and instead are expensed as incurred. For contracts where the Company does not have an enforceable right to payment, revenue is recognized only when the performance obligations are fulfilled, and the customers have accepted in accordance with the sales contract.

ii.	Ship and offshore maintenance repair and operation (“MRO”) services

Revenue and receivables on projects are recognized as performance obligations satisfied over time using input method, measured by reference to progress towards completion, based on the proportion of costs incurred to date to the estimated total costs. For the contract where the Company does not have an enforceable right to payment, revenue is recognized only when the performance obligations are fulfilled and the customers have accepted, in accordance with the sales contract.

The Company generally provides standard warranties to its customers, generally over twelve (12) months to eighteen (18) months, from date of delivery or satisfactory completion of the project. Historically, warranty claims have not resulted in additional significant costs. There is no warranty expense incurred for the years ended December 31, 2022 and 2023.

Contract Assets and contract liabilities

The contract assets primarily relate to the Company’s rights to bill for work completed but not billed at the reporting date. The contract assets are transferred to receivables until subsequent billing phase. The contract liabilities primarily relate to advance billing to customers on the project, for which project task has yet completed.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attaching conditions will be complied with. Government grant is recognized as ‘Other income’ in profit or loss.

Concentrations and credit risk

The Company maintains cash with banks in Singapore. Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

F-12

2	Summary of significant accounting policies (continued)

As of December 31, 2022 and 2023, the Company’s assets were located in Singapore and the Company’s revenue was principally derived from the operation in Singapore.

For the year ended December 31, 2022, customer A and B accounted for 16.87% and 13.36% of the Company’s total revenue and 29.86% and nil of the Company’s total accounts receivable as of December 31, 2022. For the year ended December 31, 2023, customer A accounted for 59.63% of the Company’s total revenue and 58.96% of the Company’s total account receivables as of December 31, 2023.

For the year ended December 31, 2022, vendor A accounted for 11% of the Company’s total purchases, and 12% of the accounts payable as of December 31, 2022, respectively. For the year ended December 31, 2023, vendor A, B and C accounted for 14%, 22% and 14% of the Company’s total purchases, and 38.71%, nil and 30.13% of the account payable as of December 31, 2023.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

ii)	Short-term compensated absences

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Foreign currency

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. S$ is the functional currency of the Company’s operating subsidiaries, Sea Forrest Engineering Pte Ltd and Sea Forrest Power Solutions Pte Ltd whereas the functional currency of other entities is United States Dollar.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Equity transactions are translated at their historical rates. The statements of operations and cash flows are translated at the average exchange rate during the reporting period. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss) as other comprehensive income or loss.

Transactions in currencies other than the reporting or functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statement of operations and comprehensive income (loss) as other income (expense).

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flows from S$ into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$0.758 = S$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2023. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

F-13

2	Summary of significant accounting policies (continued)

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended December 31, 2022 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years ended December 31, 2022 and 2023.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently.. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard is not expected to have a significant impact on the Company.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2023, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively and early adoption is also permitted, including adoption in an interim period. The Company does not plan to adopt this ASU earlier than the effective date but it is currently not expected to have a material impact on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

F-14

3	Other current assets

	As of December 31,
	2022	2023	2023
	S$	S$	US$
Deposits	1,500	2,000	1,516
Other receivables	11,585	14,598	11,065
	13,085	16,598	12,581

4	Property and equipment, net

	As of December 31,
	2022	2023	2023
	S$	S$	US$
Furniture and fitting	40,003	40,808	30,932
Office equipment	1,150	1,150	872
Computer	72,965	88,967	67,435
Motor vehicles	43,800	43,800	33,199
Warehouse	52,416	52,417	39,731
Renovation	60,363	75,515	57,239
Total	270,697	302,657	229,408
Less: accumulated depreciation	(67,692)	(142,686)	(108,154)
Net book value	203,005	159,971	121,254

Depreciation expense for the years ended December 31, 2022 and 2023 was S$49,923 and S$74,993 (US$56,843).

5	Contract assets

	As of December 31,
	2022	2023	2023
	S$	S$	US$
Balance - beginning of the year	177,694	724,141	548,883
Decrease resulting from billing during the year	(2,956,700)	(1,840,738)	(1,395,238)
Revenue recognized during the year	3,503,147	1,366,026	1,035,417
	724,141	249,429	189,062

F-15

6	Contract liabilities

	As of December 31,
	2022	2023	2023
	S$	S$	US$
Balance - beginning of the year	272,890	1,124,599	852,421
Advances from customers	2,501,984	6,381,309	4,836,890
Revenue recognized during the year	(1,650,275)	(4,554,977)	(3,452,571)
	1,124,599	2,950,931	2,236,740

7	Accruals and other payables
	As of December 31,
	2022	2023	2023
	S$	S$	US$
Accruals
- Bonus	30,000	30,000	22,739
- Insurance	1,055	-	-
- Professional fee	12,250	2,900	2,198
- Others	241,872	173,717	131,674
Other payables	28,875	79,378	60,167
Total	314,052	285,995	216,778

8	Right-of-use assets and lease liabilities

The Company leases equipment, vessels, warehouse and office space with contract term of 12 months or less. These leases are short-term and or leases of low-value items. The Company has elected not to recognize right-of-use assets and lease liabilities for these leases. The lease payments associated with these leases are expensed off as incurred.

Included in the above are leases of warehouse and office space with a contract term of 12 month from a related party, BEng Hui Marine Electrical Pte Ltd amounting to S$48,000 and S$51,480 (US$39,294) for the year ended December 31, 2022 and 2023 which is accounted for as short-term leases.

9	Equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on July 27,2023. Our authorized share capital is US$50,000 divided into 500,000,000 shares consisting of 490,000,000 Class A Shares and 10,000,000 Class B Shares, par value US$0.0001 per share.

F-16

9	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2022 and 2023:

Name of related parties	Relationship with the Company
BH Global Corporation Ltd	Corporate shareholder
bang Hui Marine Electrical Pte Ltd	Company related by common shareholder, BH Global Corporation Ltd
Athena Dynamics Pte Ltd	Company related by common shareholder, BH Global Corporation Ltd
BOS Offshore & Marine Pte Ltd	Company related by common shareholder, BH Global Corporation Ltd

Related party transactions and balances

i.	Goods and services provided, rental expenses and tangible assets purchased

Due to/from companies related by common shareholders

The Company provided goods and services to BOS Offshore & Marine Pte Ltd amounting to S$438,133 and S$31,096 (US$23,570) for the year ended December 31, 2022 and 2023. The account receivables balance due from BOS Offshore & Marine Pte Ltd was S$29,848 and S$8,764 (US$6,643) as of December 31, 2022 and 2023.

The Company provided goods and services to Bing Hui Marine Electrical Pte Ltd amounting to S$257,983 and S$342,286 (US$259,445) for the year ended December 31, 2022 and 2023. At the same time, the Company received goods and services from Beng Hui Marine Electrical Pte Ltd amounting to S$115,280 for the year ended December 31, 2022. The Company incurred rental expense to Beng Hui Marine Electrical Pte Ltd amounting to S$48,000 and S$51,480 (US$39,294) for the year ended December 31, 2022 and 2023. Besides, the Company purchased tangible assets from Beng Hui Marine Electrical Pte Ltd amounting to S$28,394 for the year ended December 31, 2022. The account payables balance due to Beng Hui Marine Electrical Pte Ltd was S$4,514 and S$20,884 (US$15,829) as of December 31, 2022 and 2023.

ii.	Settlement of liabilities on behalf of the Company

Due to company related by common shareholders

The Company received advances from Beng Hui Marine Electrical Pte Ltd for business expenses incurred by the Company. The payable balance due to Beng Hui Marine Electrical Pte Ltd was S$49,300 and S$1,393,800 (US$1,056,470) as of December 31, 2022 and 2023. Such balance is interest free, unsecured, and due on demand.

The Company received advances from BOS Offshore & Marine Pte Ltd for business expenses incurred by the Company. The payable balance due to BOS Offshore & Marine Pte Ltd was S$49,611 as of December 31, 2022. Such balance is interest free, unsecured, and due on demand.

The Company received advances from Anthena Dynamics Pte Ltd for business expenses incurred by the Company. The payable balance due to Athena Dynamics Pte Ltd was S$2,233 and S$7,055 (US$5,348) as of December 31, 2022 and 2023. Such balance is interest free, unsecured, and due on demand.

F-17

9	Related party transactions and balances (continued)

iii.	Advances from related parties

Due to company related by common shareholders

Beng Hui Marine Electrical Pte Ltd provided advances to the Company amounted to S$4,242,456 and S$3,491,713 (US$2,646,641) as of December 31, 2022 and 2023 respectively. These advances are unsecure, interest bearing at rates ranging from 4.000% to 4.493% (2022: 3.346% to 4.055%) per annum, with a maturity period at June 30, 2024.

These advances are categorized as current liability owing to its on-demand clause, which mandates immediate repayment upon written request by the Beng Hui Marine Electrical Pte Ltd.

The Company incurred interest expense on these advances amounting to S$139,024 and S$192,588 (US$145,977) for year ended December 31, 2022 and 2023 respectively.

Due to corporate shareholder

BH Global Corporation Ltd provided advances to the Company amounted to S$98,314 and S$619 (US$469) as of December 31, 2022 and 2023 respectively. These advances are unsecured, interest bearing at rates ranging from 4.000% to 4.493% (2022: 3.346% to 4.055%) per annum, with a maturity period at June 30, 2024.

These advances are categorized as current liability owing to its on-demand clause, which mandates immediate repayment upon written request by BH Global Corporation Ltd.

The Company incurred interest expense on these advances amounting to S$658 and S$757 (US574) for year ended December 31, 2022 and 2023 respectively.

10	Income taxes

Caymans Island

The Company and its subsidiary, Sea Forrest Ventures Ltd, are domiciled in the Cayman Island. The locality currently enjoys permanent income tax holidays; accordingly, the Company do not accrue for income taxes.

Singapore

The subsidiaries, Sea Forrest Technologies (S) Pte Ltd, Sea Forrest Engineering Pte Ltd and Sea Forrest Power Solutions Pte Ltd are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Significant components of the provision for income taxes are as follows:

	Year Ended December 31,
	2022	2023	2023
	S$	S$	US$
Income tax expense is comprised of the following:
Current	78,300	(259,154)	(196,433)
Deferred	(293,805)	(317,966)	(241,011)
Total income tax expenses	(215,505)	(577,120)	(437,444)

F-18

10	Income taxes (continued)

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	Year Ended December 31,
	2022	2023	2023
	S$	S$	US$
Income before tax	(833,982)	(2,474,050)	(1,875,275)

Singapore income tax rate	(17)%	(17)%	(17)%
Reconciling items:
- Tax effect on expense not deductible for tax purposes	4%	2%	2%
- Utilization of business losses not recognized	(17)%	-
- Utilization of capital allowance	(1)%	-
- Deferred tax assets on temporary differences not recognized	31%	4%	4%
- Under provision of current taxation in respect of prior year	(26)%	(12)%	(12)%
Effective tax rate	(26)%	(23)%	(23)%

Deferred tax

Significant components of deferred tax were as follows:

	As of December 31,
	2022	2023	2023
	S$	S$	US$
Plant and equipment	(42,800)	(79,500)	(60,259)
Provision	18,700	27,700	20,998
Net operating loss carried forward	760,500	1,777,696	1,347,454
Capital allowance	-	38,200	28,955
Deferred tax assets, gross	736,400	1,764,096	1,337,148
Valuation allowance	(145,400)	(168,608)	(127,801)
Deferred tax assets, net of valuation allowance	591,000	1,595,488	1,209,347
At Singapore tax rate of 17%	100,478	271,233	205,589

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	As of December 31,
	2022	2023	2023
	S$	S$	US$
Balance - beginning of the year	(828,888)	(591,000)	(447,965)
Addition	(1,873,735)	(1,764,096)	(1,337,148)
Current year losses transferred	1,966,223	591,000	447,965
	(736,400)	(1,764,096)	1,337,148
Valuation allowance	145,400	168,608	127,801
Balance - end of the year	(591,000)	(1,595,488)	(1,209,347)

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the group companies operate.

The Company has net operating loss carry forward of S$760,500 and S$1,777,696 as at December 31, 2022 and 2023, the potential tax benefit is expected to be transferred to a related company under Group Relief for Year of Assessment 2024. The operating losses do not have any expiry dates subject to the conditions imposed by Singapore’s tax law.

F-19

11	Segmental reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The CODM represents the Chief Executive Officer of the Company who reviews operation results by the revenue of different services. Based on management’s assessment of their business operation and main product lines, the Company has determined that it has two operating segments based on product offered as defined by ASC 280 as follow.

1.	Green energy solutions engineering projects
2.	Ship and offshore MRO services

	For the year ended December 31, 2023
	Green energy solutions engineering projects	Ship and offshore MRO services	Other reportable segment	Total
	S$	S$	S$	S$
Revenue	4,539,494	1,381,510	-	5,921,004
Cost of sales	(2,975,354)	(906,674)	-	(3,882,028)
Gross profit	1,564,140	474,836	-	2,038,976
Depreciation and amortization expenses	(51,480)	(23,513)	-	(74,993)
Loss from operation	(1,351,601)	(508,216)	(447,782)	(2,307,599)
Interest expense	(186,920)	(6,425)	-	(193,345)
Loss before tax expense	(1,528,120)	(498,148)	(447,782)	(2,474,050)
Net loss	(981,657)	(467,491)	(447,782)	(1,896,930)

Addition of property and equipment	7,598	24,361	-	31,959
Total reportable assets	4,823,290	1,017,302	109,528	5,950,120

	For the year ended December 31, 2022
	Green energy solutions engineering projects	Ship and offshore MRO services	Other reportable segment	Total
	S$	S$	S$	S$
Revenue	1,649,611	3,503,812	-	5,153,423
Cost of sales	(1,168,902)	(2,085,014)	-	(3,253,916)
Gross profit	480,709	1,418,798	-	1,899,507
Depreciation and amortization expenses	(33,129)	(16,794)	-	(49,923)
(Loss) Income from operation	(1,692,004)	852,329	(11,924)	(851,599)
Interest expense	(109,414)	(3,967)	(26,301)	(139,682)
(Loss) Income before tax expense	(1,702,665)	873,086	(4,403)	(833,982)
Net (loss) income	(1,408,860)	794,786	(4,403)	(618,477)

Addition of property and equipment	107,418	7,591	-	115,009
Total reportable assets	3,654,466	1,841,734	105,051	5,601,251

F-20

12	Revenue

Revenue from green energy solutions engineering projects and ship and offshore maintenance, repair, and operation services is recognized over time using the input method. The Company generally provides a credit period ranging from 60 to 120 days from the invoice date, with no variable elements considered and no obligation for returns or refunds.

The Company typically offers standard warranties to its customers, usually spanning twelve (12) to eighteen (18) months from the date of delivery or satisfaction of project completion.

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the year ended December 31, 2023
	Green energy solutions engineering projects	Ship and offshore MRO services	Total
	S$	S$	S$
Point in time	-	-	-
Overtime	4,539,494	1,381,510	5,921,004
	4,539,494	1,381,510	5,921,004

	For the year ended December 31, 2022
	Green energy solutions engineering projects	Ship and offshore MRO services	Total
	S$	S$	S$
Point in time	-	-	-
Overtime	1,649,611	3,503,812	5,153,423
	1,649,611	3,503,812	5,153,423

The Company applies the practical expedient of exemption on disclosure of information on remaining performance obligations that have original expected duration of one year or less.

Significant judgments and assumptions arising from revenue recognition

The Company applied judgements and assumptions that significantly affect the determination of the amount and timing of revenue recognized from contracts with customers for green energy solutions engineering projects, ship and offshore maintenance, repair and operation services. The Company measures the performance of service work done by comparing the actual costs incurred with the estimated total costs required to complete the services. Significant judgements are required to estimate the total contract costs to complete. In making these estimates, management relied on estimates and also on past experience of completed projects. A change in the estimates will directly affect the revenue to be recognized.

F-21

13	Other income

	As of December 31,
	2022	2023	2023
	S$	S$	US$
Gains on foreign exchange	28,981	-	-
Government grants	148,434	21,677	16,431
Miscellaneous income	311	5,217	3,954
	157,666	26,894	20,385

Government grants comprise of cash subsidies by the government of Singapore for the staff costs incurred by the operating subsidiaries during the period from September 2021 to February 2023.

14	Commitment and Contingencies

As of December 31, 2022 and 2023, the Company does not have any capital commitments and contingencies.

15	Subsequent events

The Company has assessed all subsequent events through December [●], 2023 which is the date that these consolidated financial statements are available to be issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on [●]. The Reorganization involved the transfer of 100% of the equity interests in Sea Forest Technologies Pte Ltd and its wholly owned subsidiaries from its original shareholders to eventually Sea Forrest International Ltd. Post the restructuring, Sea Forrest International Ltd. became the ultimate holding company of all the entities mentioned above.

As of the date of this financial statement, the reorganization of the Company’s legal structure has not yet occurred.

F-22

[--] Class A Ordinary Shares

Sea Forrest International Ltd.

PRELIMINARY PROSPECTUS

Maxim Group LLC

Through and including [●], 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands’ laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the Company’s business, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default or fraud.

Our Amended and Restated Memorandum and Articles of Association permit, to the fullest extent permissible under Cayman Islands law, indemnification of our officers and Directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them, other than by reason of their own dishonesty, willful default or fraud, in connection with the execution or discharge of their duties, powers, authorities or discretion as Directors or officers of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

The service agreements of our Directors and senior Executive Officers provide such persons additional indemnification beyond that provided in our Amended and Restated Articles of Association. These provisions will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and Directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriter was involved in these issuances of securities.

Upon incorporation, on July 27, 2023, we were incorporated with one subscriber share which was transferred to Lee Sze Min. This share was converted into a Class A Share on November 30, 2023.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See “Exhibit Index” beginning on page 110 of this registration statement.

(b)	Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

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ITEM 9. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated firm commitment offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

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(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(7) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on _________, 2023.

Sea Forrest International Ltd.

By:
Name:	Mr. George Lee
Title:	Chairman, and Chief Executive Officer (Principal Executive Officer)

By:
Name:	Mr. Edmund Chan Huan Lye
Title:	Chief Financial Officer (Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. George Lee Sze Min and Mr. Edmund Chan Huan Lye, each acting singly as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date:
Mr. George Lee Sze Min Chairman and Chief Executive Officer (principal executive officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, New York, United States of America on [—], 2023.

COGENCY GLOBAL INC.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.

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EXHIBIT INDEX

Exhibit No.	Description of document
1.1**	Form of Underwriting Agreement
3.1†	Amended and Restated Memorandum of Association and Form of Amended and Restated Articles of Association of the Registrant
4.1**	Form of Underwriter Warrant
5.1**	Opinion of Carey Olsen regarding the validity of securities being registered
5.2**	Opinion of Ortoli Rosenstadt LLP regarding the validity of the underwriters’ warrants being registered
8.1**	Opinion of Carey Olsen regarding certain Cayman Islands tax matters
10.1**	Employment Agreement between the Registrant and George Lee Sze Min
10.2**	Employment Agreement between the Registrant and Edmund Chan Huan Lye
10.3**	Director Offer Letter between the Registrant and George Lee Sze Min
10.4**	Director Offer Letter between the Registrant and Patrick Lim Hui Peng
10.5**	Independent Director Offer Letter between the Registrant and Catherine Mangan Walsh
10.6**	Independent Director Offer Letter between the Registrant and Jay Fogal
10.7**	Independent Director Offer Letter between the Registrant and Diana Leng
10.8†	Loan agreement between SF (Technologies) and BH Global
10.9**	Loan extension agreement between SF (Technologies) and BH Global
14.1†	Code of Ethics of the Registrant
14.2†	Insider Trading Policy of the Registrant
14.3†	Executive Compensation Recovery Policy of the Registrant
21.1†	List of Subsidiaries of the Registrant
23.1**	Consent of JP Centurion & Partners PLT
23.2**	Consent of Carey Olsen (included in Exhibit 5.1)
23.3**	Consent of Harry Elias Partnership LLP (included in Exhibit 99.4)
23.4**	Consent of Frost & Sulllivan
24.1**	Form of Power of Attorney (included on signature pages)
99.1**	Consent of Catherine Mangan Walsh
99.2**	Consent of Jay Fogal
99.3**	Consent of Diana Leng
99.4**	Opinion of Harry Elias Partnership LLP regarding Singapore legal matters
99.5†	Audit Committee Charter
99.6†	Compensation Committee Charter
99.7†	Nomination Committee Charter
107**	Filing Fee Table

*	Filed herewith
**	To be filed by amendment
†	Previously filed

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